





Metalico, Inc.

... A LEADER IN URBAN METAL MINING

2012 ANNUAL REPORT

METALICO COMPANY PROFILE

Metalico is a leading full-service, broadly diversified scrap metal recycler, principally operating in the Northeastern United States. Our scrap operations source, buy, process, and sell four distinct groups of commodity metals for use in the manufacture of new products:

- We recycle scrap steel and iron, which is sold primarily to domestic mills and foundries. Our automobile shredders in Buffalo, Pittsburgh and Youngstown process more than one-third of our ferrous shipments. In addition to full service scrap metal recycling platform facilities and feeder yards, Metalico also operates two automobile dismantling facilities.
- We recycle non-ferrous metals, principally aluminum, copper, lead, and nickel-based steel and high temperature alloys. These products are sold to domestic manufacturers and, to a lesser extent, to the export markets. Our facility in Syracuse converts aluminum scrap into deoxidizing cones, an additive used in the steel-making industry.
- We buy catalytic converters and recover platinum, palladium, and rhodium, known as Platinum Group Metals (PGM's). These precious metals are typically refined and reused by industry in emissions control devices.
- Metalico also recycles Minor Metals including molybdenum, tantalum, tungsten and niobium, which are used in specialty steels, electronics, and high technology based products.

Metalico also is a leading fabricator of non-battery lead-based products, manufactured principally for construction, commercial, industrial, and radiation shielding applications nationwide.

Metalico today employs 760 people in 33 operating locations across 10 states. Headquartered in Cranford, New Jersey, Metalico trades under the stock symbol MEA on the NYSE MKT.

GROWTH STRATEGY

Metalico's strategy is to grow by acquisition, and more recently, through emphasis on organically developed internal initiatives.

Metalico executes this strategy by carefully targeting platform businesses to acquire that we can leverage to increase market penetration by adding tuck-in acquisitions to enhance our competitive advantage. We then look to exploit synergies in transportation, cross-selling among operations and working to realize operating efficiencies.

We also seek internal growth and expansion opportunities in contiguous geographic markets in order to maximize market share and profitability.

The Company looks to mitigate commodity price risk by diversifying across several commodity metals and through rapid turnover of its inventories. Metalico seeks to achieve a dominant position in the markets in which it operates, and to be the standard-bearer for service and quality assurance for our consumers and suppliers.

TABLE OF CONTENTS

2012 FINANCIAL HIGHLIGHTS

Despite shipping record volumes of scrap in 2012, Metalico's earnings suffered from lower metal margins and non-cash intangible asset impairments. As in 2011, the steady levels of debt, cash and working capital during a year of large capital improvements demonstrates the Company's continued strong liquidity.

(dollars in thousands, except per share amounts)

For The Years Ended December 31,	2012	2011	2010	2009	2008
Summary of Operations					
Revenue	$ 573,643	$ 660,907	$ 553,253	$ 291,733	$ 818,195
Operating Income (Loss)	(15,162)	32,572	36,490	13,718	(39,957)
Net Income (Loss)	(13,111)	17,420	13,462	(3,445)	(43,660)
Capital Expenditures	23,195	26,196	5,449	3,022	11,143
Financial Position at Year End					
Cash and Cash Equivalents	$ 5,418	$ 5,932	$ 3,473	$ 4,938	$ 62,933
Net Working Capital	110,571	115,239	109,511	73,358	66,808
Total Debt	130,388	128,754	125,962	116,793	184,709
Stockholders' Equity	180,509	191,902	167,315	150,257	112,972
Net Income (Loss) Per Common Share	$ (0.28)	$ 0.37	$ 0.29	$ (0.08)	$ (1.25)

Revenues
(in thousands)


$818,195
$291,733
$553,253
$660,907
$573,643
2008
2009
2010
2011
2012

Operating Income Before Non-Cash Impairment Charge
(in thousands)


$19,086
$13,718
$36,490
$32,572
$4,439
2008
2009
2010
2011
2012

Net Working Capital
(in thousands)


$66,808
$73,358
$109,511
$115,239
$110,571
2008
2009
2010
2011
2012

Total Debt
(in thousands)


$184,709
$116,793
$125,962
$128,754
$130,388
2008
2009
2010
2011
2012

DEAR FELLOW STOCKHOLDERS:

There is no disguising that 2012 was a challenging year for Metalico. None of us can be satisfied with the subpar operating results. Operating income, already impacted by intense competition and sluggish pricing, was pushed to a loss by $19.6 million in non-cash write-downs to our intangible assets.

Here are key summarized results for the year, along with our comparative metal volumes shipped:

2012 FINANCIAL SUMMARY

- Revenues of $574 million were down 15% from $661 million.
- Adjusted operating income of $4.4 million compared to $32.6 million.
- Adjusted net income of $202,000, or breakeven per share results, compared to net income of $17.4 million, or $0.37 per share.
- EBITDA of $27 million, a decrease from $49 million.
- Net working capital dropped from $115 million to $111 million.
- Stockholders' equity decreased from $192 million to $180.5 million.

YEAR OVER YEAR UNITS SOLD

	2012	2011	AMOUNT OF CHANGE	2012 CHANGE
Ferrous (gross tons)	537,900	534,600	3,300	1%
Non-Ferrous (pounds)	175,000,000	140,700,000	34,300,000	24%
PGM (troy ounces)	52,200	119,800	(67,600)	-56%
Minor Metals (pounds)	2,079,000	1,929,000	150,000	8%
Lead (pounds)	42,600,000	44,800,000	(2,200,000)	-5%

Excluding impairment charges of $7.5 million, the Scrap Metal Recycling operations broke even compared to a 2011 operating profit of $23.7 million. Ferrous and non-ferrous shipments both reached record highs for the second consecutive year; however, operating margins suffered from competitive pressures predominantly on the ferrous scrap side of the business.

PGM Recycling, although stabilized, continues to be impacted by competition and erratic pricing. Excluding impairment charges of $12.1 million, the PGM and Minor Metals segment reported an operating loss of $1.8 million compared to operating income of $7.4 million in 2011.

Lead Fabricating operating income increased by 178%, to $6.2 million, from $2.2 million, benefitting from recovery of markets served, newly developed product sales, and increased scrap refining, which all helped improve margins. Raw material sourced from scrap grew to 67% of our needs; our scrap metal facilities provided 20% of that scrap, which continues to be an important advantage, providing raw materials at a more competitive price.

Despite frustrating market conditions, we are proud of the steps we've taken, as you will see in our Business Development Initiatives, to position the company going forward in this very competitive environment.

BUSINESS DEVELOPMENT INITIATIVES

Our new Buffalo shredder became fully operational last March. In ten months of sustained operation during 2012, we produced and sold 86,000 gross tons of ferrous and non-ferrous products. In the twelve months of full operation ended March 31, 2013, shipments totaled 107,000 tons. We expect to increase production and shipments even more in 2013. We have been satisfied with the operating efficiency and uptime of the shredder, but there is still room for improvement. Nearly 35% of the shredder feed was generated internally, collected from our network of ten Metalico facilities in surrounding New York and Pennsylvania.

Last April we opened a new scrap metal buying yard in Elizabeth, New Jersey, which is co-located with Federal Autocat Recycling, previously operated out of nearby Newark. Our clean, indoor facility concept caught on well in a highly competitive market. In its first nine months, the Elizabeth yard purchased more than 3,200 gross tons of ferrous scrap and significant amounts of non-ferrous, and produced incremental scrap revenues exceeding $2 million. In the aftermath of Hurricane Sandy, the site operated for one week on generator power, allowing it to buy storm-damaged automobiles and other metal debris. Furthermore, we expect to experience a steady increase in scrap flow as more suppliers become acquainted with our new facility.

The 2012 acquisition of our first auto dismantler and parts reseller, Skyway Auto Parts, contributed nearly 1,900 gross tons of end-of-life vehicles to our Buffalo shredder, while generating revenue from the sale of recovered auto parts. Although this volume is small relative to our other feeder yards, it represents an important expansion into a new segment of the scrap recycling industry not previously serviced by our operations.

We relocated our Minor Metals trading unit from a small warehouse to a larger facility in Lancaster, Pennsylvania. The new site provides ample room for additional product storage and allows us to internalize material processing that we previously outsourced, resulting in quicker turnaround time from sourcing to shipment. This will also enhance quality control and quality assurance, which are critical for customer satisfaction and retention.

December saw the addition of two new facilities. Our Rochester, New York platform expanded through the purchase of our second auto dismantling yard and parts reseller in nearby Bergen. The thirty-two acre site provides junk autos for our Buffalo shredder while we build up the used parts selling business. Utilizing our existing buyers and management in Rochester, we expect to increase the junk auto volume and expand into other scrap metal buying opportunities.

The second new facility resulted from a joint venture in Cleveland on the site of a former scrap yard in the city's industrial sector. Our joint venture partner manages the day-to-day operation and provides local market expertise and contacts. This full-service site has developed a strong local supplier base, and the additional volume helps support our existing yards in Akron and Youngstown.

Acquisition activity continued into early 2013. In February, Metalico acquired equipment and the lease of a scrap metal recycling site in Beaver County, Pennsylvania. This is our sixth location in the Greater Pittsburgh area and early indications are that customer counts and metals purchased there are rapidly climbing. The new yard not only increases captive shredder feed for our Pittsburgh shredder, but also allows for more efficient consolidation and transportation of various heavier steel grades going to the nearby Ohio Valley mini mills.

CAPITAL EXPENDITURES

The year-end also marked the completion of an intensive capital improvement program started in 2011. In that two-year period, we spent $49 million in planned additions and upgrades to equipment and facilities. The $20 million Buffalo shredder project was our largest single expenditure. Downstream non-ferrous recovery processing was upgraded at the Youngstown and Pittsburgh shredders, and in Youngstown, we also replaced the ferrous shredder box, rebuilt the power units and added ancillary operating equipment. Throughout the Company, we replaced older cranes, material handlers, and loaders with new, or in some instances, better, used units. Many facilities received additional asphalt and concrete paving, resulting in cleaner scrap, better customer access and safer operating conditions.

PITTSBURGH SCRAP BARGE



A tugboat maneuvers a barge loaded with 1,400 gross tons of plate and structural scrap bound for a mill in Kentucky.


REVENUE MIX 2012
PGM & Minor Metals 20%
Ferrous 38%
Lead Fabricating 11%
Non Ferrous 31%
REVENUE MIX 2011
PGM & Minor Metals 30%
Ferrous 35%
Lead Fabricating 11%
Non Ferrous 24%
CAPITAL STRUCTURE 2012
Term Notes & Other 20%
Convertible Notes 22%
Equity 58%

CATALYST MANUFACTURING





At left, Hypercat's two calcining ovens for firing catalysts.
Right, stationary substrate are staged for catalyst coating prior to firing.

Transportation investments included acquiring new tractors, trailers and roll-off vehicles in addition to the 2011 purchase of 96 used railcars bought at scrap value, all of which reduce freight costs, and more importantly, give us control over transportation options.

We also made significant investments in the Lead Fabricating business, ranging from a high-capacity horizontal press and a billet caster to programmable routing tables and high-speed lathes. These specialized equipment purchases enable us to penetrate markets for niche products, such as lead-based seismic dampening bearings for earthquake protection. This value-added production capability contributes to higher per-pound revenue, diversifies our product base, and increases Company know-how and expertise.

Throughout our locations, we also made expenditures for environmental protection, including baghouse upgrades, ventilation improvements, and stormwater management and containment. We also incorporated new technologies to enhance safety and hygiene.

We expect that capital expenditures will be substantially lower in 2013 and 2014, absent any significant acquisitions or expansion opportunities. Total outstanding debt remained largely unchanged during this two-year capital investment program, since much of it was essentially funded through cash generated from operations.

We are pleased with the results from our development projects and our modest but strategic acquisitions over the last eighteen months. The acquisitions have been smaller than in prior years, attributable to the limited opportunities that meet our objectives of value and strategic fit. These smaller operations best match our strategy of concentration within the geographies where we operate. In the Buffalo and Pittsburgh regions, they also provide lower-cost captive feedstock to our shredders. With a broader and more experienced team of managers, consolidated sales efforts, and a more centralized infrastructure, Metalico is better able to target, complete and integrate smaller acquisitions efficiently and quickly.

I am confident that those same resources, combined with our prudent investments, place Metalico in a good position to weather market downturns while being poised to capitalize on improvements in economic growth. Our facilities have the capacity to handle additional volumes with little increase in operating costs and few, if any, changes in overhead. Careful management of working capital and debt levels leave Metalico in the comfortable position of having significant liquidity to take advantage of scrap buying opportunities as economic conditions improve.

Creating long-term value for Metalico stockholders remains our chief goal. Our decisions and efforts are directed by disciplined buying, cost control, operating safely, and managing risk. These concepts are well understood and communicated to all levels of management and staff. I could not be prouder of our dedicated employees during these difficult times, and would like to express my personal thanks and appreciation for all their contributions.

On behalf of all of our employees, I also want to thank our suppliers and our customers, and especially our stockholders for their support of Metalico. We are committed to rewarding your patience and the confidence you have placed in us.

Until next year,

Carlos E. Agüero

Carlos E. Agüero
Chairman, President and Chief Executive Officer
April 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32453

Metalico, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2169780**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

186 North Avenue East Cranford, NJ	**07016**	**(908) 497-9610**
(Address of Principal Executive Offices)	*(Zip Code)*	*(Registrant's Telephone Number)*

Securities registered under Section 12(b) of the Exchange Act:

Title of each Class	Name of each Exchange on which registered
None	None

Securities registered under Section 12(g) of the Exchange Act:
Common stock, $.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer and large accelerated filer and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter was $90,670,903.

Number of shares of Common stock, par value $.001, outstanding as of March 1, 2013: 47,825,764

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 hereof.

METALICO, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, and are identified by words such as "may," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, we do not assume any responsibility for the accuracy and completeness of such statements in the future. Subject to applicable law, we do not plan to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. *Business*

Metalico, Inc. and subsidiaries (referred to in this Form 10-K Report as the "Company," "Metalico," "we," "us," "our," and similar terms) operates in three distinct business segments: (a) ferrous and non-ferrous scrap metal recycling ("Scrap Metal Recycling"), (b) platinum group and minor metals recycling ("PGM and Minor Metals Recycling"), and (c) lead metal product fabricating ("Lead Fabricating"). As of the date of this filing, the Company's operating facilities include twenty four scrap metal recycling facilities, including a combined aluminum de-oxidizing plant, five PGM and Minor Metal Recycling facilities and four lead product manufacturing and fabricating plants.

Metalico, Inc. was originally organized as a Delaware corporation in 1997. In 1999, the original Metalico was merged into a Colorado corporation. Later that year, the surviving Colorado corporation was merged into a newly organized Delaware corporation named Metalico, Inc., which continues today as our holding company. Our common stock began trading on the American Stock Exchange (now known as NYSE MKT) on March 15, 2005 under the symbol "MEA."

We have historically maintained a small corporate team that sets our strategic goals and overall strategy. We allow each subsidiary autonomy for material purchasing and have centralized selling capabilities in our scrap metal recycling segment to make better use of our economies of scale. The corporate team approves all acquisitions and operating budgets, allocates capital to the business units based upon expected returns and risk levels, establishes succession plans, ensures operations maintain a consistent level of quality; evaluates risk and holds the management of each business unit accountable for the performance of its respective business unit.

SUMMARY OF BUSINESS

Scrap Metal Recycling

We have concentrated on acquiring and successfully consolidating scrap operations by initially acquiring companies to serve as platforms into which subsequent acquisitions would be integrated. We believe that through the integration of our acquired businesses, we have enhanced our competitive position and profitability of our operations because of the elimination of redundant functions, greater utilization of operating assets, improved managerial and financial resources and broader distribution channels.

We continue to be one of the largest full-service metal recyclers in Central and Western New York, with twelve recycling facilities located in that regional market. We also have significant presence in Western Pennsylvania and Eastern Ohio. During 2012, we continued the expansion of our regional markets. Our expansion into these new locations is consistent with Metalico`s growth strategy of penetrating geographically contiguous markets and benefiting from intercompany and operating synergies that are available through consolidation. In February 2012, we acquired a small auto dismantler in Buffalo, New York to provide a source of feedstock for our indoor shredder in suburban Buffalo. In December 2012, we formed a joint venture in Cleveland, Ohio where we will develop scrap peddler flow and service new accounts while supporting our existing yards in Akron, Ohio and Youngstown Ohio. Also in December 2012, we purchased the assets of a second auto dismantler in Bergen, New York, where we plan to expand our salvage car buying capabilities and continue the target's "pick-and-pull" auto parts business while taking advantage of additional access to scrap metal to feed our shredding facility in Buffalo.

Our operations primarily involve the collection and processing of ferrous and non-ferrous metals. We collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers. We acquire unprocessed scrap metals primarily in our local and regional markets and sell to consumers nationally and in Canada as well as to exporters and international brokers. We are also able to supply quantities of scrap aluminum to our aluminum recycling facility, catalytic converters to our PGM recycling subsidiaries and scrap lead to our lead fabricating subsidiaries. We believe that we provide comprehensive product offerings of both ferrous and non-ferrous scrap metals.

Our platform scrap facilities in New York, Ohio and Western Pennsylvania have ready access to highway and rail transportation, a critical factor in our business. In the Pittsburgh, Pennsylvania market, we have waterfront access with barge loading and unloading capabilities. In addition to buying, processing and selling ferrous and non-ferrous scrap metals, we manufacture de-oxidizing aluminum ("de-ox"), a form of alloyed aluminum, for the steel industry.

Our scrap metal recycling business has collection and processing facilities in the following locations as of the date of this filing:

Location	Number of Facilities
Buffalo, New York	3
Niagara Falls, New York	1
Lackawanna, New York (Hamburg)	1
Rochester, New York	4
Syracuse, New York	1
Jamestown, New York	1
Ithaca, New York (50.1% joint venture)	1
Akron, Ohio	1
Youngstown, Ohio	1
Warren, Ohio	1
Cleveland, Ohio (50% joint venture)	1
Pittsburgh/Western Pennsylvania	6
Bradford, Pennsylvania	1
Colliers, West Virginia	1

Ferrous Scrap Industry. Our ferrous (iron-based) products primarily include sheared, bundled and shredded scrap metal and other scrap metal, such as plate and structural, turnings, busheling and broken cast iron. We, and others in our industry, anticipate that in the long-term, the demand for recycled ferrous metals will increase due to the continuing transformation of the world's steel producers from virgin iron ore-based blast furnaces to newer, technologically advanced electric arc furnace mini-mills. The electric arc furnace process, which primarily uses recycled metal compared with the traditional steel-making process that uses significantly less recycled metal, is more environmentally sound and energy efficient. By recycling steel, scarce natural resources are preserved and the need to disrupt the environment with the mining of virgin iron ore is reduced. Further, when recycled metal is used instead of iron ore for new steel production, air and water pollution generated by the production process decreases and energy demand is reduced.

Non-Ferrous Scrap Industry. We also sort, process and package non-ferrous metals, which include aluminum, copper, stainless steel, brass, nickel-based alloys and high-temperature alloys, using similar techniques and through application of our technologies. The geographic markets for purchasing non-ferrous scrap tend to be larger than those for ferrous scrap due to the higher unit value of non-ferrous metals, which justify the cost of shipping over greater distances. Non-ferrous scrap is sold under multi-load commitments or on a single-load spot basis, either mill-direct or through brokers, to intermediate or end-users which include smelters, foundries and aluminum sheet and ingot manufacturers. Secondary smelters, utilizing processed non-ferrous scrap as raw material, can produce non-ferrous metals at a lower cost than primary smelters producing such metals from ore. This is due to the significant savings in energy consumption, environmental compliance and labor costs enjoyed by the secondary smelters. These cost advantages, and the long lead-time necessary to construct new non-ferrous primary smelting facilities, have generally resulted in sustained demand and strong prices for processed non-ferrous scrap during periods of high demand for finished non-ferrous metal products.

PGM and Minor Metals Recycling

We recycle the platinum group metals ("PGMs"), platinum, palladium, and rhodium, from the substrate material retrieved from catalytic converters. The scrap catalytic device collection market is highly fragmented and characterized by a large number of suppliers dealing with a wide range of volumes. Converters for recycling are obtained from networks of auto dismantlers, scrap yards, parts dealers and manufacturers. The supply chain network has tended to develop regionally because the economics of collecting and distributing scrap converters to recyclers requires transportation from local scrap yards, often in small batches. Effective procurement is a key competitive strength and a significant barrier to entry as it requires significant knowledge and experience about the PGM loadings in different types of catalytic devices. The purchase price for converters is determined on the basis of PGM market prices and internal estimates of the amount of PGMs in each converter purchased. Once purchased, the converters are sorted and cut and the substrate material is removed and shipped to third-party processors which remove the PGMs from the substrate material by means of chemical and mechanical processes. We use forward sales contracts with these substrate processors to hedge against the possibility of extremely volatile metal prices. The Company also sells whole unprocessed converters.

Minor Metals recycling includes such metals as molybdenum, tungsten, tantalum, niobium, rhenium and chrome. Specialized uses for these elements combined with a lack of abundance relative to traditional base metals results in higher pricing for these recyclable materials.

Our PGM and Minor Metal recycling segment has facilities in these locations as of the date of this filing:

Elizabeth, New Jersey

Lancaster, Pennsylvania

West Chester, Pennsylvania

Buda, Texas

Gulfport, Mississippi

Lead Fabricating

Through four physical operations located in three states, we consume approximately 40 to 45 million pounds of lead metal per year that are utilized in more than one hundred different base products. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding for pharmaceutical and power generation, electronic solders, ammunition, automotive, Department of Defense contractors, and others. Metalico previously announced plans to consider strategic alternatives for its Lead Fabricating Division, including a possible sale. The Company stated that indications of interest to date have not satisfied its expectations and no transaction is pending at this time.

Our Lead Fabricating segment has facilities in the following locations:

Birmingham, Alabama

Granite City, Illinois

Healdsburg, California

Ontario, California

Our sales are concentrated within five main product lines: sheet lead, shot, extruded strip lead, machined lead parts and cast lead. Sheet lead is produced in a number of sizes, thicknesses, and alloys based upon customer requirements. Sheets are rolled to various thicknesses, cut to customer specifications and shipped to roof flashing manufacturers, fabricators of radiation shielding, sound attenuation and roofing contractors, and other users. Shot is produced and sold nationwide primarily to the recreational re-load market under the Lawrence and West Coast

Shot brands. We also sell shot to cartridge manufacturers and industrial consumers. Shot is produced in several lead alloys and sizes. Strip lead is produced in rolls of various widths and lengths. Strip lead is used primarily in the construction industry. Cast lead is typically sold in pig, ingot, brick cylinder and rectangular form. Extruded wire and bar are used in plumbing applications, stained glass production, the electronics industry and the radiation shielding industry. Extruded pipe is used in the plumbing and roofing industries. Extruded products are available in flats, rounds, stars, pipe and custom designed configurations. Other lead products include roof flashings, lead wool, anodes and babbitt. Machined lead parts are sold to a diverse variety of industries and consumers.

Business Strategies

Our core business strategy is to grow the operational density of our scrap metal recycling business through greenfield or brownfield projects and through acquisitions or investments in existing, contiguous and new markets. We also seek to enhance our position as a high quality producer of recycled metal products through investments in state-of-the-art equipment and to improve operational density. Scrap metal recycling of ferrous and non-ferrous metals and related services represented approximately 68.8% and 58.9% of our revenues for the years ended December 31, 2012 and 2011, respectively. We focus on increasing our market position for recognition as one of the largest recycled metals processors in our existing regional markets and consistently explore growth opportunities in contiguous and new geographic markets.

In early 2012, our state of the art indoor shredder in western New York became fully operational. Also in 2012, we made a significant investment in the refurbishment of our shredder and facility in Youngstown, Ohio. We currently have three scrap metal shredding facilities, each with access to an extensive feeder yard network for sourcing material. We continue to expand the feed source for our shredding facilities. In 2012, we acquired two auto dismantlers in western New York that will supply scrap auto bodies to the shredder in Buffalo. In December 2012, we formed a joint venture in Cleveland, Ohio which will support our shredder in Youngstown.

Metalico has grown its lead fabricating business to be one of the largest non-battery lead fabricators in the U.S. We work to maximize cash flows and expand our market share in this business primarily by continued focus on operating efficiencies. We continually seek to reduce our largest operating expense, which is our raw material cost, by increasing the number of our suppliers of scrap and refined lead and to reduce operating costs through further automation where appropriate. We carefully manage our other operating and administrative costs through continued integration and automation of the work flow process at our Alabama and Illinois facilities. In addition, we intend to grow this business through increased sales and marketing efforts and with the development of new products.

Some of our specific business strategies are:

Improve operating density. We intend to continue to improve operating density within our existing geographic market. We look to expand our customer base by marketing our range of services to existing and potential customers and consumers as well as by supplementing the activities in our existing platforms with complementary tuck-in acquisitions, or greenfield/brownfield feeder facilities where and as they may become available.

Expand scrap metal recycling. We are seeking to increase the number of feeder and satellite scrap locations to support our larger platform operations with ferrous and non-ferrous scrap material. We continue to develop the efficiencies of our auto-shredding capabilities through capital investment in new technologies and better equipment in order to better compete in that segment of the scrap metal recycling industry. In addition, we intend to grow through expanding the feeder network and exploring select joint ventures with metal processors and suppliers.

Complete value-creating acquisitions. We target acquisition candidates we believe will earn after-tax returns in excess of our cost of capital. In new markets, we seek to identify platform businesses that can provide market growth and consolidation opportunities. We have had success finding realistically valued acquisition opportunities in markets we target for expansion. However, we often face competition for these targets and we may be dependent on tight capital markets that could make these target acquisitions difficult.

Capture benefits of integration. We have historically sought to capture the benefits of business integration whenever possible. For example, with the completion of our indoor shredder in the Buffalo area, a portion of feedstock previously shipped to a company-owned facility in Pittsburgh has been kept local, reducing transportation costs and decreasing the time to process material. Expansion of our current scrap yard network in Western New York enhances the flow of feedstock to our Buffalo shredder operations. For example, feedstock from our Syracuse and Rochester facilities previously sold to third party shredders is now processed at our shredder. The locations of Goodman Services, acquired in January 2011, complement our existing facilities in the Great Lakes corridor. Bradford, Pennsylvania is 160 miles from our Pittsburgh operations and has become a feed source for the Pittsburgh shredder and Jamestown, New York is 75 miles from our Buffalo platform yard. Skyway Auto Parts, Inc., acquired in February of 2012 as a source of shredder feed, is approximately four miles from our Buffalo shredder. Our joint venture scrap facility in Cleveland, Ohio, complements our Akron scrap operations only 40 miles south of our Youngstown facilities only 75 miles east. Our aluminum smelting and recovery facility in Syracuse, New York consumes many of the grades of aluminum scrap that our other scrap yards process. These relationships allows our subsidiaries to take advantage of transportation efficiencies, avoid some of the processing costs associated with preparing scrap for sale to third parties, internalize pricing mark-ups and expand service to consumers. In addition, we believe we enjoy a competitive advantage over non-vertically integrated lead fabrication companies as a result of our refining capabilities within our lead fabrication operations. Our Granite City, Illinois plant has the ability to process and refine various forms of scrap lead. Typically scrap lead can be purchased, processed and refined for less cost than refined lead can be purchased from existing suppliers. Our Granite City plant has the capacity to supply Mayco with one-half of its refined lead needs on a monthly basis, subject to cost and availability of scrap lead. We also sell batteries to lead smelting operations which in turn supply lead to our lead fabricating operations through tolling arrangements.

Maximize operating efficiencies. Our goal is to continue improving operating efficiency in all business segments in order to maximize operating margins in our business. We have made significant investments in property, plant and equipment designed to make us a more efficient processor, helping us to achieve economies of scale. In July 2011, we acquired 102 used rail cars at scrap value, nearly all of which were refurbished and put back in service to augment our existing transportation fleet. The lead rolling mill and upgraded plant facilities in Birmingham, Alabama, our primary lead production facility, have significantly increased the plant's overall efficiency, both in terms of manufacturing costs and utility costs. On a Company-wide basis, we continue to invest in new equipment and make improvements to enhance productivity and to protect the environment, such as upgrading non-ferrous separation systems and installing oil water collectors/separators in our scrap yards.

Mitigate commodity price risk. We strive to maintain an appropriate sales mix of ferrous and non-ferrous metal products to reduce commodity price risk. We believe that, in most economic environments, a diversified scrap metal operation minimizes our exposure to fluctuations in any single metal market. We sometimes enter into forward sales contracts with PGM substrate processors to limit exposure to rapid and significant fluctuations in platinum prices. Ferrous, Non-ferrous, PGM and Minor Metals recycling and other scrap services represented approximately 42.7%, 34.3%, 12.4%, 9.9% and 0.7%, respectively, of our scrap metal recycling revenue for the year ended December 31, 2012 as compared to approximately 39.8%, 25.4%, 25.7%, 8.2% and 0.9%, respectively, for the year ended December 31, 2011. Our non-ferrous sales are spread over five primary metals groups: aluminum, stainless steel, red metals, lead and high-temp alloys.

Rapidly turn inventory in order to minimize exposure to commodity price risk and avoid speculation. We consistently turn inventory in order to minimize exposure to commodity price swings and maintain consistent cash flows.

SCRAP METAL RECYCLING

Our recycling operations encompass buying, processing and selling scrap metals. The principal forms in which scrap metals are generated include industrial scrap and obsolete scrap. Industrial scrap results as a by-product generated from residual materials from metal product manufacturing processes. Obsolete scrap consists primarily of residual metals from old or obsolete consumer and industrial products such as doors and window frames, appliances, plumbing fixtures, electrical supply components, automobiles and demolition of structures.

Ferrous Operations

Ferrous Scrap Purchasing. We purchase ferrous scrap from two primary sources: (i) manufacturers who generate steel and iron, known as prompt or industrial scrap; and (ii) scrap dealers, peddlers, auto wreckers, demolition firms, railroads and others who generate steel and iron scrap, known as obsolete scrap. We collect ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing retrieval boxes at these sources. In addition to these sources, we purchase, at auction or through competitive bidding, obsolete steel and iron from large industrial accounts. The primary factors that determine prices are market demand, competitive bidding, and the composition, quality, size, and quantity of the materials.

Ferrous Scrap Processing. We prepare ferrous scrap metal for resale through a variety of methods including sorting, torching, shearing, cutting, baling, breaking and shredding. We produce a number of differently sized and shaped products depending upon consumer specifications and market demand.

- *Sorting.* After purchasing ferrous scrap metal, we inspect the material to determine how it can most efficiently be processed to maximize profitability. In some instances, scrap may be sorted and sold without further processing. We separate scrap for further processing according to its size and metallurgical composition by using conveyor systems, crane-mounted electromagnets and/or grapples.

- *Torching, Shearing or Cutting.* Pieces of oversized ferrous scrap, such as obsolete steel girders and used drill pipes, which are too large for other processing, are cut with hand-held acetylene torches, crane-mounted alligator shears or stationary guillotine shears. After being reduced to specific lengths or sizes, the scrap is then sold and shipped to those consumers who can accommodate larger materials in their furnaces, such as mini-mills.

- *Block Breaking.* Obsolete automotive engine blocks are broken into several reusable metal byproducts with specialized machinery that eliminates a labor-intensive process with capability to efficiently and profitably process large volumes. The system also includes two oil/water separation systems that partially recover waste by-product into a re-usable energy source.

- *Baling.* We process light-gauge ferrous metals such as clips and sheet iron, and by-products from industrial manufacturing processes, such as stampings, clippings and excess trimmings, by baling these materials into large, dense, uniform blocks. We use cranes, front-end loaders and conveyors to feed the metal into hydraulic presses, which compress the materials into cubes at high pressure to achieve higher density for transportation and handling efficiency.

- *Breaking of Furnace Iron.* We process cast iron which includes blast cast iron, steel pit scrap, steel skulls and beach iron. Large pieces of iron are broken down by the impact of forged steel balls dropped from cranes. The fragments are then sorted and screened according to size and iron content.

- *Shredding.* We process discarded consumer products such as vehicles and large household appliances through our shredders to separate ferrous and non-ferrous metals from waste materials. Magnets extract shredded steel and other ferrous materials while a conveyor system carries the remaining non-ferrous metals and non-metallic waste for additional sorting and grading. Shredded ferrous scrap is primarily sold to steel mills seeking a higher consistency of yield and production flexibility that standard ferrous scrap does not offer.

Ferrous Scrap Sales. We sell processed ferrous scrap to end-users such as steel mini-mills, integrated steel makers and foundries, and brokers who aggregate materials for large consumers. Most of our consumers purchase processed ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. The price at which we sell our ferrous scrap depends upon market demand and competitive pricing, as well as quality and grade of the scrap. In many cases, our selling price also includes the cost of rail, barge or truck transportation to the buyer. Ferrous scrap is shipped via truck, barge and rail transportation. Ferrous scrap transported via truck is sold predominately to mills usually located in Pennsylvania, New York and metropolitan Toronto within eight hours of our recycling facilities. Ferrous scrap transported via rail can be shipped anywhere in the continental United States. By barge, ferrous scrap is shipped to mills on the Mississippi River and exporters located in the Gulf region. Our recycling facilities ship primarily via rail to consumers in Pennsylvania, Ohio, Illinois, and Indiana and export yards to the east coast. Ferrous scrap metal sales accounted for approximately 37.8% and 35.4% of total revenue for the years ended December 31, 2012 and 2011, respectively. We believe our profitability may be enhanced by our offering a broad product line to a diversified group of scrap metal consumers. Our ferrous scrap sales are accomplished through a centrally managed calendar month sales program.

Non-Ferrous Operations

Non-Ferrous Scrap Purchasing. We purchase non-ferrous scrap from three primary sources: (i) manufacturers and other non-ferrous scrap sources who generate waste aluminum, copper, stainless steel, brass, nickel-based alloys, high-temperature alloys and other metals; (ii) producers of electricity, telecommunication service providers, aerospace, defense, and recycling companies that generate obsolete scrap consisting primarily of copper wire, titanium and high-temperature alloys and used aluminum beverage cans; and (iii) peddlers who deliver directly to our facilities material which they collect from a variety of sources. We also collect non-ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing re-usable retrieval boxes at the sources. The boxes are subsequently transported to our processing facilities, usually by company owned trucks.

A number of factors can influence the continued availability of non-ferrous scrap such as the level of manufacturing activity and the quality of our supplier relationships. Consistent with industry practice, we have certain long-standing supply relationships which generally are not the subject of written agreements.

Non-Ferrous Scrap Processing. We prepare non-ferrous scrap metals, principally aluminum, stainless steel, copper and brass for resale by sorting, shearing, wire stripping, cutting, chopping, melting or baling.

- *Sorting.* Our sorting operations separate non-ferrous scrap manually and are aided by conveyor systems and front-end loaders. In addition, many non-ferrous metals are identified and sorted by using spectrometers and by torching. Our ability to identify metallurgical composition is critical to maximizing margins and profitability. Due to the high value of many non-ferrous metals, we can afford to utilize more labor-intensive sorting techniques than are employed in our ferrous operations. We sort non-ferrous scrap for further processing and upgrading according to type, grade, size and chemical composition. Throughout the sorting process, we determine whether the material can be cost effectively processed further and upgraded before being sold.
- *Copper and Brass.* Copper and brass scrap may be processed in several ways. We sort copper predominantly by hand according to grade, composition and size. We package copper and brass scrap by baling, boxing and other repacking methods to meet consumer specifications.
- *Aluminum and Stainless Steel.* We process aluminum and stainless steel based on type of alloy and, where necessary, size the pieces to consumer specifications. Large pieces of aluminum or stainless steel are cut using crane-mounted alligator shears and stationary guillotine shears and may be baled individually along with small stampings to produce large bales of aluminum or stainless steel. We also recover aluminum from consumer products such as vehicles and large household appliances through our shredding operations. Smaller pieces of aluminum and stainless steel are boxed individually and repackaged to meet consumer specifications.

- *Thermal Technology.* Our aluminum smelting and recovery facility in Syracuse, New York uses a reverberatory furnace for melting various forms of aluminum scrap providing higher throughput, expanded feedstock and greater recovery efficiencies.
- *Other Non-Ferrous Materials.* We process other non-ferrous metals using similar cutting, baling and repacking techniques as are used to process copper and brass. Other significant non-ferrous metals we process come from such sources as titanium and high-temperature nickel-based alloys which are often identified with spectrometers and hand sorted to achieve maximum value.

Non-Ferrous Scrap Sales. We sell processed non-ferrous scrap to end-users such as specialty steelmakers, foundries, aluminum sheet and ingot manufacturers, copper refineries and smelters, and brass and bronze ingot manufacturers. Prices for non-ferrous scrap are driven by demand for finished non-ferrous metal goods and by the general level of national and international economic activity, with prices generally linked to quotations for primary metal on the London Metal Exchange or COMEX Division of the New York Mercantile Exchange. Suppliers and consumers of non-ferrous metals also use these exchanges to hedge against metal price fluctuations by buying or selling futures contracts. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity. Non-ferrous scrap is shipped predominately via third-party truck to consumers generally located east of the Mississippi River. Non-ferrous metal sales accounted for approximately 30.3% and 22.6% of our total revenue for the years ended December 31, 2012 and 2011, respectively. We do not use futures contracts to hedge prices for our non-ferrous products.

PGM and Minor Metals Operations

Platinum Group Metal Purchasing. We generally purchase catalytic converters from wholesale sources that include local and regional core buyers and collectors. Purchasing from wholesale sources provides the volume necessary to produce enough substrate material to garner competitive advantages. These wholesalers purchase converters from auto dismantlers, service station and repair shops, auto shredders and towing operators. The purchase price for converters is determined on the basis of PGM market prices and internal estimates of the amount of PGMs contained in each converter purchased. The expansion of the recycling market has led to a series of increasingly sophisticated players forming the catalytic device recycling supply chain. The PGM recycling business has tended to develop regionally as the economics of collecting and distributing scrap devices involves transportation from local scrap yards, often in small batches. We also occasionally buy converters directly from primary sources when economically feasible or when available. We also sell whole unprocessed converters. The amount of material we have purchased in the Texas market has fallen significantly in the past few years due to our inability to source material at a profitable price.

Platinum Group Metal Scrap Processing. We recover PGMs from scrap ceramic substrate automobile catalytic converters, scrap metal substrate automotive catalysts as well as from catalysts used in stationary and other industrial applications. The converter substrate is removed from the stainless steel shell of used catalytic converters through the use of hydraulic shears or other mechanical means. Once de-canned, the converter substrate material is aggregated and shipped to several third-party processors which recover the PGMs from the substrate material by means of chemical and mechanical processes.

Platinum Group Metal Scrap Sales. PGM sales are based on the volume and price of PGMs recovered from processing catalytic converters and account for the majority of revenue. The value in PGMs is significant enough that it is even profitable to recover minute particles of precious metal from the dust that ends up in the recycling plant's air handling system. Scrap steel from the tail pipes of the exhaust sections as well as the metal casing of the catalytic converters is sold as ferrous scrap and generates revenues based on the market prices of stainless steel. The Company uses forward sales contacts with its material processing vendors to hedge against price fluctuations for the majority of its PGM contained material. PGM sales accounted for approximately 10.9% and 22.8% of our total revenue for the years ended December 31, 2012 and 2011, respectively. As indicated in the discussion above, the decline in our PGM sales volume is primarily due to our decision to reduce our purchase activity due to a loss of supply sources from which we can obtain profitable material.

Minor Metal Purchasing. Minor Metals include metals such as molybdenum, tungsten, tantalum, niobium, rhenium and chrome. Specialized uses for these metals combined with a lack of abundance relative to traditional base metals results in higher pricing for these recyclable materials. Material is sourced domestically and internationally and is purchased primarily as waste produced from varying manufacturing processes directly from manufacturers as well as from wholesale material brokers.

Minor Metal Scrap Processing. Minor metal processing uses some production techniques similar to traditional non-ferrous material recycling such as cutting and shearing. However, certain processed materials may require third-party processing and refining to separate the desired higher value minor metal from other elements. While the third-party processing adds costs to the product, it often produces a much higher grade of raw material for sale.

Minor Metal Scrap Sales. Our Minor Metals recycling facility has been a critical player in the recycling of refractory metals and has become a trusted supplier to foundries, steel mills, and manufacturers around the world by returning these recovered high-value metals back into the manufacturing process. Minor Metal sales accounted for approximately 8.7% and 7.3% of our total revenue for the years ended December 31, 2012 and 2011, respectively.

Competition

The markets for scrap metals are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers and large public scrap processors as well as larger and smaller scrap companies engaged only in collecting industrial scrap. Many of these recycling operations have substantially greater financial, marketing and other resources. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We believe the increase in purchase competition over the past few years has negatively impacted our profit margins in most of our local markets. We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. Our competitive advantage derives from our ability to source and process substantial volumes, deliver a broad, reliable, high quality product line to consumers, transport the materials efficiently, and sell scrap in regional, national and international markets and to provide other value-added services to our suppliers and consumers.

We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills that have vertically integrated their current operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. Scrap metals processors also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability and cost of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.

LEAD FABRICATION

Products

We manufacture a wide variety of lead-based products through our sheet lead, machined lead, shot, strip lead, extrusion and cast lead product lines. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, healthcare, ammunition, automotive, Department of Defense contractors, and others.

Manufacturing Process

Lead Shot: Ingot or bulk lead is melted at the top levels of shot towers and poured into steel sizing pans. The molten lead drops several stories through the tower, forming a sphere and hardening while in air and ultimately landing in a water tank. After additional processing, lead shot that meets specifications is sorted by size, polished, weighed and packaged as finished product.

Sheet Lead: Ingot or bulk lead is melted and alloying elements are added. After impurities are removed from the surface, the molten lead is then poured into heated molds to form various sized slabs. The slabs are rolled down into lead sheet, anodes, rolls and plates of desired thickness and cut to size.

Extruded Product: Lead ingots in alloyed form are melted and forced through a precast die providing final shape. The cool, hardened product is then cut to the desired length and its thickness is measured to ensure the product meets specifications.

Cast Product: Lead ingots in alloyed forms are melted and poured into precast molds. The cool hardened lead product is trimmed or machined for final use.

Machined parts: Lead plate, sheet lead and extrusions are cut and formed using a variety of techniques.

Suppliers

We obtain refined lead through multi-month contracts and on occasion on a spot market basis. Principal sources of refined lead are domestic secondary lead smelters, imported primary lead marketed by brokers and, to a lesser extent, domestic primary lead smelters. We also generate refined lead by purchasing an extensive variety of scrap lead and refining it in our processing facilities. Changing lead markets may impact the Company's ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to consider substitute products. We also refine various forms of scrap lead by melting the scrap in kettles and removing impurities. We have the capacity to satisfy up to 50% of our refined lead needs through our in-house recovery capabilities.

Sales, Markets and Customers Served

We sell our lead fabrications nationally. Products are sold to distributors, wholesalers, the plumbing and building trades, equipment manufacturers and other consumers. We have stable, long-standing relationships with many of our customers. We sell substantial volumes of lead products used in home construction, such as lead flashings, sheet and strip, in many parts of the nation.

Our sales and marketing department consists of internal salespeople who, in addition to sourcing leads for new business, function in a customer service role, working with existing customers. We also use independent sales representatives and product marketing organizations throughout the country.

Competition

Our lead fabrication facilities compete against two fabricators of similar but limited products based in the Southwest who distribute nationally and several smaller regional producers of similar products. To a lesser extent, we also compete against products imported from South America, Canada, Europe and Asia.

Seasonality and Other Conditions

Both the Scrap Metal Recycling and Lead Fabricating segments of our business generally experience seasonal slowness in the month of July and winter months, as customers tend to reduce production and inventories and winter weather impacts construction and demolition activity. In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an adverse impact on our operations. Our operations can be adversely affected as well by protracted periods of inclement weather or reduced levels of industrial production, which may reduce the volume of material processed at our facilities. PGM operations are affected by the strength of the automobile manufacturing industry and the effects that production has on the price of platinum and related metals used in catalytic devices.

Employees

At March 1, 2013, we had 766 employees. Thirty-four employees located at our Lead Fabricating facility in Granite City, Illinois were represented by the United Steelworkers of America and nineteen employees located at our scrap processing facility in Akron, Ohio were represented by the Chicago and Midwest Regional Joint Board. Our current three-year agreement with the United Steelworkers of America expires on March 15, 2014 and our current three-year agreement with the Regional Joint Board expires on June 25, 2014.

A strike or work stoppage could impact our ability to operate the Granite City facility or the Akron facility. Our profitability could be adversely affected if increased costs associated with any future labor contracts are not recoverable through productivity improvements, price increases or cost reductions. We believe that we have good relations with our employees. However, there can be no guarantee that future contract negotiations will be successful or completed without a work stoppage.

Segment Reporting

See Note 18 to the Company's consolidated financial statements for the year ended December 31, 2012, located elsewhere in this report.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy these documents at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's Public Reference Room. In addition, the SEC maintains an Internet website at www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We make available at no cost on our website, www.metalico.com, our reports to the SEC and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such reports to the SEC. Interested parties should refer to the Investors link on the home page of our website located at www.metalico.com. Information contained on our website is not incorporated into this report. In addition, our Code of Business Conduct and Ethics and Insider Trading Policy, and the charters for the Board of Directors' Audit Committee, Compensation Committee and Nominating Committee, all of which were adopted by our Board of Directors, can be found on the Company's website through the Corporate Governance link on the Investors page. We will provide these governance documents in print to any stockholder who requests them. Any amendment to, or waiver of, any provision of the Code of Ethics and any waiver of the Code of Business Conduct and Ethics for directors or executive officers will be disclosed on our website under the Corporate Governance link.

Item 1A. *Risk Factors*

Set forth below are risks that we believe are material to our business operations. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating To Our Business

Prices of commodities we own are volatile, which may adversely affect our operating results and financial condition.

Although we seek to turn over our inventory of raw or processed scrap metals as rapidly as markets dictate, we are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, have been extremely volatile and we expect this volatility to continue. Such volatility can be due to numerous factors beyond our control, including:

- general domestic and global economic conditions, including metal market conditions;
- competition;
- the financial condition of our major suppliers and consumers;
- the availability of imported finished metal products;
- international demand for U.S. scrap;
- the availability and relative pricing of scrap metal substitutes;
- import duties and tariffs;
- currency exchange rates;
- demand for exchange traded funds; and
- domestic and international labor costs.

Although we have historically attempted to raise the selling prices of our lead fabricating and scrap recycling products in response to an increasing price environment, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment, we may not have the ability to fully recoup the cost of raw materials used in fabrication and raw scrap we process and sell to our consumers.

The volatile nature of metal commodity prices makes it difficult for us to predict future revenue trends as shifting international and domestic demand can significantly impact the prices of our products, supply and demand for our products and affect anticipated future results. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. We use forward sales contracts with PGM substrate processors to hedge against extremely volatile PGM metal prices. In the event our hedging strategy is not successful, our operating margins and operating results can be materially and adversely affected. In addition, the volatility of commodity prices and variability of yields, and the resulting unpredictability of revenues and costs, can adversely and materially affect our operating margins and other results of operations.

The profitability of our traditional scrap and PGM and Minor Metals recycling operations depends, in part, on the availability of an adequate source of supply.

We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. If an adequate supply of scrap metal is not available to us, we would be unable to process metals at desired volumes and our results of operations and financial condition would be materially and adversely affected.

The cyclicality of our industry could negatively affect our sales volume and revenues.

The operating results of the metal recycling industry in general, and our operations specifically, are highly cyclical in nature. They tend to reflect and be amplified by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the operating results of metal recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum. Cutbacks in the automotive and construction industries can cause significant fluctuations in supply, demand and pricing for our products, which can materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns that we may encounter in the future will depend in part on our levels of debt and equity capital, operating flexibility and access to liquidity.

The volatility of the import and export markets may adversely affect our operating results and financial condition.

Our business may be adversely affected by increases in steel imports into the United States which will generally have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals domestically. Our operating results could also be negatively affected by strengthening or weakening in the US dollar. US dollar weakness provides some support to prices of commodities that are denominated in US dollars but with large non-US consumption and cost bases. For example, appreciation in the Chinese and Indian currencies have increased marginal costs of aluminum and iron ore production, thereby increasing the underlying cost basis for prices. Export markets, including Asia and in particular China, are important to the scrap metal recycling industry. Weakness in economic conditions in Asia and in particular slowing growth in China, could negatively affect us further.

The volatility of lead pricing may impact our ability to sell product.

Our lead fabricating facilities may be adversely impacted by increases or decreases in lead pricing. Changing lead markets may impact our ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to substitute products. Disruptions in domestic or foreign lead refining capacity could impact our ability to secure enough raw materials to meet production requirements. Increases in the cost of lead could reduce the demand for lead products by making nonlead-bearing alternatives more cost attractive. Economic weakness in the U.S. and abroad may negatively impact demand for our products.

An impairment in the carrying value of goodwill or other acquired intangibles could negatively affect our operating results and net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of supplier lists, trademarks, trade names and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by our management at least annually for impairment. Events and conditions that could result in impairment include changes in the industries in which we operate, as well as competition, a significant product liability or environmental claim, or other factors leading to reduction in forecasted sales or profitability. At September 30, 2012, we identified significant competitive pressures in sourcing PGM catalysts and its effect on gross margins at our PGM reporting units requiring us to perform an impairment test prior to our usual annual testing date. These triggering factors lowered our expectations of future cash flows and resulted in computed fair values that were less than their respective carrying values and we recorded a goodwill impairment charge of $12.1 million and an impairment charge of $100,000 to a PGM unit trade name as of that date. At December 31, 2012, we performed our annual impairment test. We determined that when we discounted the expected future cash flows of our Ohio and Pittsburgh scrap metal recycling reporting units it resulted in fair values that did not exceed their respective carrying values. This resulted in goodwill impairment charges of $3.5 million for our Ohio reporting unit and $3.7 million for our Pittsburgh scrap metal reporting unit. Additionally, our joint venture agreement in Ithaca, New York expires on its own terms on April 1, 2013. This required us to record an impairment charge of an additional $303,000 to our scrap metal recycling segment for the year ended December 31, 2012. We had no impairments during the years ended December 31, 2011 and 2010. Going forward, if, upon performance of an impairment assessment, it is determined that such assets are impaired, additional impairment charges may be recognized by reducing the carrying amount and recording a charge against earnings. Should current economic and equity market conditions deteriorate, it is possible that we could have additional material impairment charges against earnings in a future period.

Our significant indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

As of December 31, 2012, the total outstanding principal amount of debt outstanding was $131.3 million, before debt discount of $883,000 related to our 7% convertible notes and the application of cash of $5.4 million available for repayment of such indebtedness. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments, we will incur additional indebtedness in the future. We anticipate our debt service payment obligations during 2013, to be approximately $20.4 million, comprised of principal of $13.1 million and interest of $7.3 million. As of December 31, 2012, approximately $40.1 million of our debt accrued interest at variable rates. We may experience material increases in our interest expense as a result of increases in general interest rate levels. Based on actual amounts outstanding as of December 31, 2012, if the interest rate on our variable rate debt were to increase by 1%, our annual debt service payment obligations would increase by $401,000. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:

- general domestic and global economic conditions, including metal market conditions;
- a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;
- we have increased vulnerability to adverse general economic and metal recycling industry conditions; and
- we may be vulnerable to higher interest rates because interest expense on borrowings under our loan agreement is based on margins over a variable base rate.

We continue to rely on borrowings under our senior credit facility and from other lenders to acquire other businesses and to operate our business. At this time our senior credit facility matures in January 2014. We are working with our existing lenders, as well as others, to obtain new credit agreements that will provide adequate liquidity beyond the maturity of our current facility. However, many financial institutions have been adversely impacted by the recent financial crisis and, as a result, have ceased or reduced the amount of lending they have made available to their customers. As a result, we may have insufficient availability under our existing credit facility or the ability to borrow from other lenders to pay off maturing debt obligations or acquire additional businesses and to operate our business.

Our debt agreements contain covenants that restrict our ability to engage in certain transactions and failure to comply with the terms of such agreements could result in a default that could have material adverse consequences for us.

Under our senior credit agreement, we are required to satisfy specified financial covenants, including a minimum earnings before interest tax, depreciation and amortization ("EBITDA") and maximum capital expenditures. As of December 31, 2012, we had violated the EBITDA covenant of our credit agreement and the term loan secured by our New York shredder. Both lenders agreed to amend the covenants retroactively and have reset prospective covenants. We have in the past been in default under certain of our prior loan facilities, but we obtained retroactive covenant modifications or had noncompliance waived in each case. In addition, we have in the past adjusted covenants contained in our prior loan facilities to protect against noncompliance and prepaid some of our outstanding debt. Our ability to comply with these specified financial covenants may be affected by general economic and industry conditions, as well as market fluctuations in metal prices and other events beyond our control. We do not know if we will be able to satisfy all such covenants in the future. Our breach of any of the covenants contained in agreements governing our indebtedness, including our senior credit agreement, could result in a default under such agreements. In the event of a default, a lender could elect not to make additional loans to us, could require us to repay some of our outstanding debt prior to maturity, and/or to declare all amounts borrowed by us, together with accrued interest, to be due and payable. In the event that this occurs, we would likely be unable to repay all such accelerated indebtedness.

A significant portion of our debt is scheduled to become a current liability in 2014.

Our senior credit agreement matures on January 24, 2014. Under the Fifth Amendment to the credit agreement, the maturity date will be extended to February 17, 2016, if the aggregate outstanding principal balance of the Company's 7% Convertible Notes is not more than $15.0 million as of December 31, 2013 and we meet certain availability tests. At December 31, 2012, the outstanding principal balance of our convertible notes was $68.8 million. We cannot guarantee we will be able to reduce the outstanding convertible note balance below $15.0 million by December 31, 2013. Without the working capital the credit facility provides, it would be very difficult for us to conduct operations without a significant impact to our profitability. Additionally, our convertible notes contain an optional repurchase right exercisable by the note holders that becomes effective on May 1, 2014. Should the note holders exercise their rights, our senior credit agreement does not provide sufficient liquidity to repurchase the convertible notes. We are working with our existing lenders, as well as others, to obtain new credit facilities that will provide adequate liquidity beyond the maturity of our current senior credit agreement. We cannot guarantee that we will be able to enter into a new credit agreement or that the terms of a new agreement will be as favorable as the terms of our current agreement. We are also considering financing alternatives to allow us to repurchase our convertible notes prior to or at the time of exercise. These alternatives may include a new larger credit facility or we may seek to access the capital markets with a new debt or equity offering. We can give no assurance we will be able to secure the financing to redeem the convertible notes.

We have pledged substantially all of our assets to secure our borrowings and are subject to covenants that may restrict our ability to operate our business.

Any indebtedness that we incur under our existing senior credit agreement is secured by substantially all of our assets other than real estate, which is subject to a negative pledge. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditors to satisfy our obligations to the secured creditors.

We may not generate sufficient cash flow to service all of our debt obligations.

Our ability to make payments on our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. We might not be able to generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. The terms of our debt, including the security interests granted to our lenders, might not allow for these alternative measures, and such measures might not satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed.

We may seek to make acquisitions that may prove unsuccessful or strain or divert our resources.

We continuously evaluate potential acquisitions. We may not be able to complete any acquisitions on favorable terms or at all. Acquisitions present risks that could materially and adversely affect our business and financial performance, including:

- the diversion of our management's attention from our everyday business activities;

- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business, including managing such acquired businesses either through our senior management team or the management of such acquired business; and
- the need to expand management, administration and operational systems.

If we make such acquisitions we cannot predict whether:

- we will be able to successfully integrate the operations and personnel of any new businesses into our business;
- we will realize any anticipated benefits of completed acquisitions;
- economic conditions could deteriorate after closing; or
- there will be substantial unanticipated costs associated with acquisitions, including potential costs associated with environmental liabilities undiscovered at the time of acquisition.
- In addition, future acquisitions by us may result in:
- potentially dilutive issuances of our equity securities;
- the incurrence of additional debt;
- restructuring charges; and
- the recognition of significant charges for depreciation and amortization related to intangible assets.

We may in the future make investments in or acquire companies or commence operations in businesses and industries that are outside of those areas that we have operated historically. We cannot assure that we will be successful in managing any new business. If these investments, acquisitions or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

The markets in which we operate are highly competitive. Competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.

The markets for scrap metal are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers, large public scrap processors and smaller scrap companies. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, which have vertically integrated their operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. Our operating costs could increase as a result of competition with these other companies for raw scrap.

We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. To the extent that one or more of our competitors becomes more successful with respect to any key factor, our ability to attract and retain consumers could be materially and adversely affected. Our scrap metal processing operations also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.

Our lead fabricating operations compete against two fabricators of similar products in the Southwest who distribute nationally, and several smaller regional producers of competing products across much of our product line. To a lesser extent, we also compete against products imported from Central and South America, Canada, Europe and Asia. To the extent that one or more of our competitors becomes more successful with respect to any key factor, or new competition enters our markets, our ability to attract and retain consumers could be materially and adversely affected.

Unanticipated disruptions in our operations or slowdowns by our shipping companies could adversely affect our ability to deliver our products, which could materially and adversely affect our revenues and our relationship with our consumers.

Our ability to process and fulfill orders and manage inventory depends on the efficient and uninterrupted operation of our facilities. In addition, our products are usually transported to consumers by third-party truck, rail carriers and barge services. As a result, we rely on the timely and uninterrupted performance of third party shipping companies and dock workers. Any interruption in our operations or interruption or delay in transportation services could cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused or result in higher transportation costs. As a result, our relationships with our consumers and our revenues and results of operations and financial condition could be materially and adversely affected.

Our operations consume large amounts of electricity and natural gas, and shortages, supply disruptions or substantial increases in the price of electricity and natural gas could adversely affect our business.

The successful operation of our facilities depends on an uninterrupted supply of electricity. Accordingly, we are at risk in the event of an energy disruption. The electricity industry has been adversely affected by shortages in regions outside of the locations of our facilities. Prolonged black-outs or brown-outs or disruptions caused by natural disasters such as hurricanes or flooding would substantially disrupt our production. Any such disruptions could materially and adversely affect our operating results and financial condition. Electricity prices are volatile and are expect to remain so in the near future. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers.

We depend on an uninterrupted supply of natural gas in our de-ox and lead fabricating facilities. Supply for natural gas depends primarily upon the number of producing natural gas wells, wells being drilled, completed and re-worked, the depth and drilling conditions of these wells and access to dependable methods of delivery. The level of these activities is primarily dependent on current and anticipated natural gas prices. Many factors, such as the supply and demand for natural gas, general economic conditions, political instability or armed conflict in worldwide natural gas producing regions and global weather patterns including natural disasters such as hurricanes affect these prices. Natural gas prices in the past have been very volatile. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers. We purchase most of our electricity and natural gas requirements in local markets for relatively short periods of time. As a result, fluctuations in energy prices can have a material adverse effect on the costs of operating our facilities and our operating margins and cash flow.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our ability to manage our business.

Our operations depend heavily on the skills and efforts of our senior management team, including Carlos E. Agüero, our Chairman, President and Chief Executive Officer, Michael J. Drury, our Executive Vice-President and Chief Operating Officer and the other employees who constitute our executive management team. In addition, we rely substantially on the experience of the management of our subsidiaries with regard to day-to-day operations. We cannot give assurance that we will be able to retain the services of any of these individuals. We face intense competition for qualified personnel, and many of our competitors have greater resources than we have to hire qualified personnel. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our ability to manage our business.

The concentration of our consumers and our exposure to credit risk could have a material adverse effect on our results of operations and financial condition.

Sales to our ten largest consumers represented approximately 35.2% of consolidated net sales for the year ended December 31, 2012 and 46.3% of consolidated net sales for the year ended December 31, 2011. Sales to our largest consumer represented approximately 6.3% of consolidated net sales for the year ended December 31, 2012 and 17.3% of consolidated net sales for the year ended December 31, 2011. In connection with the sale of our products, we generally do not require collateral as security for consumer receivables and do not maintain credit insurance. We have significant balances owing from some consumers that operate in cyclical industries and under leveraged conditions that may impair the collectability of those receivables. The loss of a significant consumer or our inability to collect accounts receivable would negatively impact our revenues and profitability and could materially and adversely affect our results of operations and financial condition.

A significant increase in the use of scrap metal alternatives by current consumers of processed scrap metals could reduce demand for our products.

During periods of high demand for scrap metals, tightness can develop in the supply and demand balance for ferrous scrap. The relative scarcity of ferrous scrap, particularly the "cleaner" grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets, to offer their products to our consumers. Although these alternatives have not been a major factor in the industry to date, the use of alternatives to scrap metals may proliferate in the future if the prices for scrap metals rise or if the levels of available unprepared ferrous scrap decrease. As a result, we may be subject to increased competition which could adversely affect our revenues and materially and adversely affect our operating results and financial condition.

In order to maintain the supply line of catalytic converters for our PGM operations, we make unsecured advances to vendors. A significant downturn in the price of platinum group metals could result in the loss of a significant portion of those unsecured advances.

Vendor advances consist principally of unsecured advances to suppliers for purchase of catalytic converters for recycling. These advances are necessary in order to maintain the supply line of catalytic converters. Management works diligently to monitor such advances. As of December 31, 2012, advances to converter vendors totaled $577,000, and were reduced by an allowance of $15,000 for uncollectible advances. Net advances of $562,000 were reported in prepaid and other current assets in the consolidated balance sheet as of December 31, 2012. A significant downturn in the price of platinum group metals could result in the loss of a significant portion of these advances and have a negative impact to our operating results.

Our operations are subject to stringent regulations, particularly under applicable environmental laws, which could subject us to increased costs.

The nature of our business and previous operations by others at facilities owned or operated by us make us subject to significant government regulation, including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with the operations of our businesses, and in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. Violation of such laws and regulations may and do give rise to significant liability, including fines, damages, fees and expenses, and closure of a site. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the release, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a penalty or other liens to secure the parties' reimbursement obligations.

Environmental legislation, regulation and enforcement continue to evolve and it is possible that we will be subject to even more stringent environmental standards in the future. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, as environmental control standards become more stringent, our compliance expenditures could increase substantially. Due to the nature of our lead fabricating and scrap metal recycling businesses, it is likely that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against us and any other scrap metal recycling entities that we may acquire. The location of some of our facilities in urban areas may increase the risk of scrutiny and claims. We cannot predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the amounts of all capital expenditures or of any increases in operating costs or other expenses that we may incur to comply with applicable environmental requirements, or whether these costs can be passed on to consumers through product price increases.

Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with lead fabricating, scrap metal and PGM and Minor Metals recycling businesses in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of us or our predecessors, we may be fined and held liable for such damage. In addition, we may be required to remedy such conditions and/or change procedures. Thus, liabilities, expenditures, fines and penalties associated with environmental laws and regulations might be imposed on us in the future, and such liabilities, expenditures, fines or penalties might have a material adverse effect on our results of operations and financial condition.

We are subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with our operations. Furthermore, we may be required to pay for all or a portion of the costs to clean up or remediate sites we never owned or on which we never operated if we are found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. We are also subject to potential liability for environmental damage that our assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect our operating results and financial condition, and could materially adversely affect the marketability and price of our stock.

Certain of our sites are contaminated, and we are responsible for certain off-site contamination as well. Such sites may require investigation, monitoring and remediation. The existence of such contamination may result in federal, local and/or private enforcement or cost recovery actions against us, possibly resulting in disruption of our operations, and/or substantial fines, penalties, damages, costs and expenses being imposed against us. We expect to require future cash outlays as we incur costs relating to the remediation of environmental liabilities and post-remediation compliance. These costs may have a material adverse effect on our results of operations and financial condition.

Environmental impairment liability insurance is prohibitively expensive and limited in the scope of its coverage. Our general liability insurance policies in most cases do not cover environmental damage. If we incur significant liability for environmental damage not covered by insurance; or for which we have not adequately reserved; or for which we are not adequately indemnified by third parties; our results of operations and financial condition could be materially adversely affected.

In the past we have upon occasion been found not to be in compliance with certain environmental laws and regulations, and have incurred fines associated with such violations which have not been material in amount. We may in the future incur additional fines associated with similar violations. We have also paid some or all of the costs of certain remediation actions at certain sites. On occasion these costs have been material. Material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities might be imposed on us in the future.

Due diligence reviews in connection with our acquisitions to date and environmental assessments of our operating sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination, including various metals, arsenic, petrochemical byproducts, waste oils and volatile organic compounds, is present at certain of our operating sites. Based on our review of these reports, we believe that it is possible that migratory contamination at varying levels may exist at some of our sites, and we anticipate that some of our sites could require investigation, monitoring and remediation in the future. Moreover, the costs of such remediation could be material. The existence of contamination at some of our facilities could adversely affect our ability to sell these properties if we choose to sell such properties, and may generally require us to incur significant costs to take advantage of any future selling opportunities.

We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give no assurance, however, that we will continue to be in compliance or to avoid material fines, penalties and expenses associated with compliance issues in the future.

If more of our employees become members of unions, our operations could be subject to interruptions, which could adversely affect our results of operations and cash flow.

As of December 31, 2012, approximately 6% of our workforce was covered by collective bargaining agreements at two of our operating facilities. Approximately 27 employees located at our Lead Fabricating facility in Granite City, Illinois were represented by the United Steelworkers of America and approximately 20 of our employees located at our scrap processing facility in Akron, Ohio were represented by the Chicago and Midwest Regional Joint Board. Our current three-year agreement with the United Steelworkers of America expires on March 15, 2014 and our current three-year agreement with the Regional Joint Board expires on June 25, 2014. Although we are not aware at this time of any current attempts to organize other employees of ours, our employees may organize in the future. If we are unable to successfully renegotiate the terms of the contracts governing our employees at this time or in the future or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and cash flows could be materially and adversely affected.

Our operations present significant risk of injury or death. We may be subject to claims that are not covered by or exceed our insurance.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration ("OSHA"), which has from time to time levied fines against us for certain isolated incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.

Our business is seasonal and affected by weather conditions, which could have an adverse effect on our revenues and operating results.

Both of our business segments generally experience seasonal slowness in the months of July and December, as consumers tend to reduce production and inventories. In addition, periodic maintenance shutdowns or labor disruptions at our larger consumers may have an adverse impact on our operations. Our operations can also be adversely affected by periods of inclement weather, particularly during the winter and during the hurricane season in the Southeast region of the United States, which can adversely impact industrial and construction activity as well as transportation and logistics.

We face certain product liability and warranty claims that may harm our business.

Our operations expose us to product liability claims if our products cause injury or are otherwise found to be defective. Regardless of their merit or eventual outcome, product liability claims may be time consuming and costly to defend and may result in decreased demand for a product, injury to our reputation and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material. In addition, if we fail to meet contractual requirements for a product, we may be subject to product warranty costs and claims. These costs could both have a material adverse effect on our financial condition and results of operations and harm our reputation.

We intend to develop "greenfield" projects which are subject to risks commonly associated with such projects.

We intend to develop "greenfield" projects, either on our own or through joint ventures. There are risks commonly associated with the start-up of such projects which could result in operating difficulties or delays in the start-up period and may cause us not to achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, difficulties in obtaining permits, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

Our industry is exposed to certain risks due to the bulk nature of materials that require quantity estimates.

Our operations involve the intake, processing, and transport of bulk materials. Although we make diligent efforts to monitor and confirm exact amounts of inventory at all phases of our operations, inventory counts from time to time may include estimates of material. We believe our estimates to be reasonable and we apply various internal controls (including, among other methods, weighing deliveries and rolling inventory balances using quantities bought and sold) to check their validity.

Risks Relating to Our Common Stock

We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.

We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our senior secured credit facilities, term notes and our outstanding convertible notes. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition.

Our amended and restated certificate of incorporation, our bylaws, Delaware law and certain instruments binding on us contain provisions that could discourage a change in control.

Some provisions of our amended and restated certificate of incorporation and bylaws, as well as Delaware law, may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our Board of Directors. In addition, our outstanding convertible notes and certain of our warrants also contain change in control provisions that could discourage a change in control.

We have incurred and will continue to incur significant increased costs in order to assess our internal controls over financial reporting and our internal controls over financial reporting may be found to be deficient.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess its internal controls over financial reporting and requires auditors to attest to that assessment. Current regulations of the Securities and Exchange Commission, or SEC, require us to include this assessment and attestation in our Annual Report on Form 10-K for each of our fiscal years.

We have incurred and will continue to incur significant increased costs in maintaining compliance with existing subsidiaries, implementing and testing controls at recently acquired subsidiaries and responding to the new requirements. In particular, the rules governing the standards that must be met for management to assess its internal controls over financial reporting under Section 404 are complex and require significant documentation, testing and possible remediation. Our process of reviewing, documenting and testing our internal controls over financial reporting may cause a significant strain on our management, information systems and resources. We may have to invest in additional accounting and software systems. We have been and may continue to be required to hire additional personnel and to use outside legal, accounting and advisory services. In addition, we will incur additional fees from our auditors as they perform the additional services necessary for them to provide their attestation. If we are unable to favorably assess the effectiveness of our internal control over financial reporting when we are required to, we may be required to change our internal control over financial reporting to remediate deficiencies. In addition, investors may lose confidence in the reliability of our financial statements causing our stock price to decline.

The market price of our common stock has been volatile over the past twelve months and may continue to be volatile.

The market price of our common stock has been and continues to be volatile. We cannot predict the price at which our common stock will trade in the future and it may decline. The price at which our common stock trades may fluctuate significantly and may be influenced by many factors, including our financial results, developments generally affecting our industries, the performance of each of our business segments, our capital structure (including the amount of our indebtedness), general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in metal prices, investor perceptions of our business and us, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other "Risk Factors" discussed in this prospectus.

Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options or warrants or upon conversion of our outstanding convertible notes, may cause the market price of our common stock to decline.

We had 47,656,784 shares of common stock outstanding as of December 31, 2012. We also had 483,390 shares granted but unissued to employees under the Long-Term Incentive Plan. In addition, options to purchase an aggregate of 1,762,385 shares of our common stock were outstanding, of which 1,633,587 were vested as of December 31, 2012. All remaining options will vest over various periods ranging up to a three-year period measured from the date of grant. As of December 31, 2012, the weighted-average exercise price of the vested stock options was $7.47 per share. As of December 31, 2012, we also had warrants outstanding to purchase an aggregate of 1,419,231 shares of common stock, at a weighted-average exercise price of $12.89 per share and convertible notes in the principal amount of $68.8 million outstanding, which are convertible at a price of $14.00 per share. The convertible notes contain "weighted average" anti-dilution protection which provides for an adjustment of the conversion price of the notes in the event that we issue shares of our common stock or securities convertible or exercisable for shares of our common stock at a price below the conversion price of the notes. The amount of any such adjustment will depend on the price such securities are sold at and the number of shares issued or issuable in such transaction. We also may issue additional shares of stock in connection with our business, including in connection with acquisitions and financings and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our facilities are generally comprised of:

- indoor and outdoor processing areas;
- various pieces of production equipment and transportation related equipment;
- warehouses for the storage of repair parts and of unprocessed and processed ferrous and non-ferrous scrap;
- storage yards for unprocessed and processed scrap;
- machine or repair shops for the maintenance and repair of vehicles and equipment;
- scales for weighing scrap;
- loading and unloading facilities;
- administrative offices; and
- garages for transportation equipment.

Our scrap processing facilities have specialized equipment for processing various types and grades of scrap metal, which may include: grapples and magnets and front-end loaders to transport and process both ferrous and non-ferrous scrap, crane-mounted alligator or stationary guillotine shears to process large pieces of scrap, wire stripping and chopping equipment, balers and torch cutting stations. Processing operators transport inbound and outbound scrap on a fleet of rolloff trucks, dump trucks, stake-body trucks and lugger trucks.

A significant portion of our outbound ferrous scrap products are shipped in rail cars generally provided by the railroad company that services seven of our scrap locations.

Fabrication facilities include shot towers, rolling mills of various sizes, extrusion presses, mold casting lines and refining kettles used to process and make a variety of lead-based products.

The following table sets forth information regarding our principal properties:

Location	Operations	Buildings Approx. Square Ft.	Approx. Acreage	Leased/ Owned
Metalico, Inc. .... 186 North Ave. East Cranford, NJ	Corporate Headquarters	6,190	N/A	Leased(1)
Mayco Industries, Inc. .... 18 West Oxmoor Rd. Birmingham, AL	Office/ Lead Product Fabrication and Manufacturing and Storage	96,183	7.5	Owned
100 West Oxmoor Rd. Birmingham, AL	Warehouse	24,000	N\A	Leased(2)
1200 16th St. Granite City, IL	Office/ Lead Product Fabrication	180,570	12.5	Owned
Metalico Buffalo, Inc. .... 127 Fillmore Ave. Buffalo, NY	Office/Scrap Processor/ Metal Storage	312,966	24	Owned
2504 South Park Ave Lackawanna, NY	Office/Buying Center	4,584	1.0	Leased(3)
2133 Maple Ave. Niagara Falls, NY	Office/Scrap Processor/ Metal Storage	4,050	1	Leased(4)
Buffalo Shredding and Recovery, LLC .... 3175 Lake Shore Rd. Hamburg, NY	Office/ Scrap Processor/ Metal Storage	177,500	44	Owned
Metalico Rochester, Inc. .... 1515 Scottsville Rd. Rochester, NY	Office/Scrap Processor/ Metal Storage	74,175	12.7	Owned
50 Portland Ave. Rochester, NY	Office/Scrap Processor/ Metal Storage	27,500	3.2	Owned
7562 Clinton Street Rd. Bergen, NY	Office/Scrap Processor/ Metal Storage	9,200	35	Owned
Metalico Transport, Inc. .... 1951 Hamburg Turnpike Lackawanna, NY	Office/Scrap Handling/ Rail Sittings for Transshipping/Storage	28,992	12	Leased(5)
Metalico Aluminum Recovery, Inc. .... 6443 Thompson Rd. Dewitt, NY	Office/ Scrap Handling/ Aluminum Melting/ De-Ox Production/Storage	108,000	22	Owned
Santa Rosa Lead Products, Inc. .... 33 So. University St. Healdsburg, CA	Office/ Lead Product Fabrication and Storage	14,000	1.5	Leased(6)
3949 Guasti Rd. Ontario, CA	Office/Production/Storage	7,554	N/A	Leased(7)
Metalico Transfer, Inc. .... 150 Lee Road Rochester, NY	Office/ Waste Transfer Station	35,000	5	Owned

Location	Operations	Buildings Approx. Square Ft.	Approx. Acreage	Leased/ Owned
Hypercat Advanced Catalyst Products, LLC	Office/ Production/ Material Storage			
1075 Andrew Drive. West Chester, PA		37,702	N/A	Leased(8)
Federal Autocat Recycling, LLC	Office/Catalytic Converter Processor /Material Storage			
502 York Street Elizabeth, NJ		75,600	3.0	Leased(9)
Metalico Akron, Inc	Office/Scrap Processor/ Metal Storage			
888 Hazel Street Akron, OH		6,660	10.3	Owned
943 Hazel Street Akron, OH	Scrap Processor/ Metal Storage	34,350	19.7	Owned
Tranzact, Inc.	Office/ Scrap Processor/ Metal Storage			
350-354 N. Marshall Street Lancaster, PA		18,388	5	Leased(10)
American CatCon, Inc.	Office/Catalytic Converter Processor			
17401 Interstate Highway 35 Buda, TX	Material Storage	30,000	10	Owned
10123 Southpark Drive Gulfport, MS	Office/Catalytic Converter Processor/ Material Storage	10,000	2.5	Owned
Metalico Pittsburgh, Inc.	Office/ Scrap Processor/ Metal Storage			
3100 Grand Avenue Neville Township, PA		751,878	17.26	Owned
3400 Grand Avenue Neville Township, PA	Office/ Scrap Processor/ Metal Storage	247,734	5.68	Owned
Albany Road Brownsville, PA	Office/ Scrap Processor/ Metal Storage	99,841	12.51	Owned
1093 Fredonia Road Hadley, PA	Office/ Scrap Processor/ Metal Storage	5,096	4.92	Owned
2024 Harmon Creek Road Colliers, WV	Office/ Scrap Processor/ Metal Storage	5,050	3.28	Owned
96 Oliver Road Uniontown, PA	Office/ Scrap Processor/ Metal Storage	4,000	18.6	Leased (11)
2003 Crows Run Rd. Conway, PA	Office/ Scrap Processor/ Metal Storage			Leased(12)
Metalico Youngstown, Inc.	Office/ Scrap Processor/ Metal Storage			
100 Division Street Youngstown, OH		5,226	16.86	Owned
1420 Burton Street SE Warren, OH	Office/ Scrap Processor/ Metal Storage	6,250	2.15	Owned
3108 DeForest Road Warren, OH	Office/ Scrap Processor/ Metal Storage	7,920	4.52	Owned
Goodman Services, Inc.	Office/ Scrap Processor/ Metal Storage			
286 High Street Bradford, PA		20,000	12	Owned
5338 Route 474 Ashville, NY	Office/ Scrap Processor/ Metal Storage	12,000	12.5	Owned

Location	Operations	Buildings Approx. Square Ft.	Approx. Acreage	Leased/ Owned
Skyway Auto Parts, Inc. .... 637 Tifft Street Buffalo, NY	Office/ Scrap Processor/ Metal Storage	5,000	24	Owned
Metalico JBI Cleveland .... 3018 East 55th Street Cleveland, OH	Office/ Scrap Processor/ Metal Storage	3,700	2	Leased(13)

(1) The lease on our corporate headquarters expires June 30, 2015, subject to an automatic renewal clause for two successive three-year periods that is effective unless we give notice at least 180 days prior to the then-effective termination date. The current annual rent is $162,580.

(2) The lease expires December 31, 2014. The current monthly rent is $8,000 and the annual rent is $96,000.

(3) The lease expires August 31, 2013. We have the right to renew for one additional term of two years. The current aggregate monthly rent is $5,125.

(4) The lease expires October 31, 2015. We have rights to renew for an additional term of five years. The annual rent is $30,000. We also have an option to purchase the underlying premises for a price to be determined. The option expires upon the expiration of the term of the lease, including any renewal terms.

(5) This is a month to month lease at $3,500 a month that includes access to 750 feet of railroad.

(6) The lease expires April 30, 2013. The current monthly rent is $8,800 and the annual rent is $105,600.

(7) The lease expires July 31, 2016. Monthly rent is $5,061. Annual rent is $60,734.

(8) The lease expires December 31, 2020. The annual rent for 2013 including common area maintenance charges and lease incentive is $358,546. The lease contains a right to renew for 5 years upon written notice 12 months prior to expiration of initial term.

(9) The lease expires December 31, 2016. The annual rent is $264,600. Lease contains a right to renew for 60 months upon written notice 120 days prior to expiration of initial term.

(10) The lease expires August 31, 2017 with an option to renew for one five-year period. The annual rent for 2013 is $59,761.

(11) The lease expires April 30, 2018. The annual rent is $34,000.

(12) The lease expires December 30, 2015 with an option to renew for two consecutive extension terms of five (5) years. Annual rent is currently $24,000.

(13) The lease expires November 30, 2017 with an option to renew for three consecutive extension terms of four, three, and five years respectively. Annual rent is currently $108,000.

We believe that our facilities are suitable for their present and intended purposes and that we have adequate capacity for our current level of operations.

Item 3. *Legal Proceedings*

From time to time, we are involved in various litigation matters involving ordinary and routine claims incidental to our business. A significant portion of these matters result from environmental compliance issues and workers compensation-related claims applicable to our operations. We are involved in litigation and environmental proceedings as described below.

Three of our subsidiaries have been named in preference actions filed in the pending bankruptcies of RG Steel, LLC, and its affiliates. Certain subsidiaries of ours are also unsecured creditors of RG Steel, LLC, and its affiliates and have claims for payment pending against the debtors. We believe we have substantial defenses to a significant portion of the preference claims made against us and have recorded a reserve of $551,000 in current liabilities for what we believe is our exposure against potential liability.

We know of no material existing or pending legal proceedings against the Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. The outcome of open unresolved legal proceedings is presently indeterminable. Any settlement resulting from resolution of these contingencies will be accounted for in the period of settlement. We do not believe the potential outcome from these legal proceedings will significantly impact our financial position, operations or cash flows.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Trading in our common stock commenced on the American Stock Exchange (now known as NYSE MKT) on March 15, 2005 under the symbol "MEA." The table below sets forth, on a per share basis for the period indicated, the high and low closing sale prices for our common stock as reported by NYSE MKT.

	Price Range	
	High	**Low**
Year End December 31, 2012		
First Quarter	$5.11	$3.41
Second Quarter	$4.35	$2.08
Third Quarter	$2.85	$1.85
Fourth Quarter	$2.59	$1.46
Year End December 31, 2011		
First Quarter	$6.55	$5.17
Second Quarter	$6.34	$5.30
Third Quarter	$6.03	$3.60
Fourth Quarter	$4.68	$3.05

The closing sale price of our common stock as reported by NYSE MKT on March 5, 2013 was $1.70.

Holders

As of March 5, 2012, there were 348 holders of record of our common stock, 16 holders of warrants to purchase our common stock, and 98 holders of stock options exercisable for shares of our common stock.

Dividends

We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our senior secured credit facility. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition. In addition, at this time our senior secured credit facility prohibits the payment of dividends. We have no preferred stock outstanding.

EQUITY COMPENSATION PLAN INFORMATION

We have one stockholder approved equity compensation plan in effect, the 2006 Long-Term Incentive Plan. Options generally vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. Our 1997 Long Term Incentive Plan has expired and no grants remain outstanding under it.

The following table provides certain information regarding our equity incentive plans as of December 31, 2012.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,116,977(1)	$7.47(2)	4,765,678
Equity compensation plans not approved by security holders	—		—
Total	2,116,977	$7.47	4,765,678

(1) Includes 1,633,587 vested options to purchase Metalico common shares and 483,390 restricted shares granted and unissued.

(2) The only type of award outstanding under 2006 Long-Term Incentive Plan that included an "exercise price" was the options.

Shareholder Performance

Set forth below is a line graph comparing the cumulative total stockholder return on our common stock against the cumulative total return of the Russell 2000 Index and the Standard & Poor's Iron and Steel Industry Index Group from January 1, 2008 through December 31, 2012. The graph assumes that $100 was invested in the Company's Common Stock and each index group on January 1, 2008 and that all dividends were reinvested.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate by reference this Form 10-K, in whole or in part, the following Performance Graph shall not be incorporated by reference into any such filings.

Comparison of Cumulative Total Return



Metalico, Inc.
Russell 2000 Index
S&P Steel Index
$125
$100
$75
$50
$25
$0
Dollars
Jan-08
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

	January 1, 2008	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Metalico, Inc.	100.00	14.34	45.51	54.39	30.43	18.13
Russell 2000 Index	100.00	65.20	81.64	102.30	96.72	110.88
S&P Steel Index	100.00	47.12	59.22	66.39	50.08	42.69

Item 6. ***Selected Financial Data***

SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. The selected income statement data for the years ended December 31, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this report. The selected income statement data for the years ended December 31, 2009 and 2008 and the selected balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from audited consolidated financial statements that are not included in this Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	($ thousands, except share data)				
Selected Income Statement Data:					
Revenue	$ 573,643	$ 660,907	$ 553,253	$ 291,733	$ 818,195
Costs and expenses:					
Operating expenses	523,684	584,685	477,066	239,647	756,099
Selling, general and administrative expenses	29,473	29,040	26,482	25,994	30,146
Depreciation and amortization	17,344	14,610	13,728	13,240	12,864
Gain on insurance recovery	(1,297)	—	(513)	—	—
Gain on acquisition	—	—	—	(866)	—
Impairment charges	19,601	—	—	—	59,043
	588,805	628,335	516,763	278,015	858,152
Operating (loss) income	$ (15,162)	$ 32,572	$ 36,490	$ 13,718	$ (39,957)
Amounts attributable to shareholders:					
(Loss) income from continuing operations	$ (13,111)	$ 17,420	$ 13,471	$ (3,640)	$ (42,430)
(Loss) income from discontinued operations	—	—	(9)	195	(1,230)
Net (loss) income	$ (13,111)	$ 17,420	$ 13,462	$ (3,445)	$ (43,660)
(Loss) earnings per common share:					
Basic:					
(Loss) income from continuing operations	$ (0.28)	$ 0.37	$ 0.29	$ (0.08)	$ (1.21)
Discontinued operations, net	—	—	—	—	(0.04)
Net (loss) income	$ (0.28)	$ 0.37	$ 0.29	$ (0.08)	$ (1.25)
Diluted:					
(Loss) income from continuing operations	$ (0.28)	$ 0.37	$ 0.29	$ (0.08)	$ (1.21)
Discontinued operations, net	—	—	—	—	(0.04)
Net (loss) income	$ (0.28)	$ 0.37	$ 0.29	$ (0.08)	$ (1.25)
Weighted Average Common Shares Outstanding:					
Basic	47,552,901	47,349,376	46,454,177	41,200,895	35,136,316
Diluted	47,552,901	47,376,134	46,454,177	41,200,895	35,136,316
Selected Balance Sheet Data:					
Total Assets	$ 351,978	$ 364,893	$ 328,507	$ 296,701	$ 340,293
Total Debt (including current maturities)	$ 130,388	$ 128,754	$ 125,962	$ 116,793	$ 184,709
Redeemable Common Stock	$ —	$ —	$ —	$ —	$ 4,000
Stockholders' Equity	$ 181,675	$ 191,902	$ 167,315	$ 150,257	$ 112,972

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis includes forward-looking statements. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Please refer to "Special Note Regarding Forward-Looking Statements" for more information. The results for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

GENERAL

We operate in three distinct business segments: (a) ferrous and non-ferrous scrap metal recycling ("Scrap Metal Recycling"), (b) platinum group and minor metals recycling ("PGM and Minor Metals Recycling"), and (c) lead metal product fabricating ("Lead Fabricating"). As of the date of this filing, our operating facilities include twenty four scrap metal recycling facilities, including a combined aluminum de-oxidizing plant, five PGM and Minor Metal Recycling facilities and four lead product manufacturing and fabricating plants. The Company markets a majority of its products domestically but maintains several international customers.

The PGM and Minor Metals Recycling segment includes five facilities located in Buda, Texas; Gulfport, Mississippi; Lancaster and West Chester, Pennsylvania and Elizabeth, New Jersey.

The Lead Fabricating segment includes four lead fabrication and recycling plants located in Birmingham, Alabama; Healdsburg and Ontario, California and Granite City, Illinois.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of commitments and contingencies. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Areas that require significant judgments, estimates, and assumptions include accounting for revenues; accounts receivable and allowance for uncollectible accounts receivable; inventory; put warrants liability; derivatives and hedging activities; environmental and litigation matters; the testing of goodwill and other intangible assets; stock-based compensation; and income taxes. Management uses historical experience and all available information to make these judgments, estimates, and assumptions, and actual results may differ from those used to prepare the Company's Consolidated Financial Statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and accompanying Notes provide a meaningful and fair perspective of the Company.

The critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are disclosed in Note 1 to the Consolidated Financial Statements located elsewhere in this filing.

Revenue recognition: Revenue from product sales is recognized as goods are shipped, which generally is when title transfers and the risks and rewards of ownership have passed to customers, based on free on board ("FOB") terms. Brokerage sales are recognized upon receipt of materials by the customer and reported net of costs in product sales. Historically, there have been few sales returns and adjustments in excess of reserves for such instances that would impact the ultimate collection of revenues, therefore, no material provisions have been made when a sale is recognized.

Accounts Receivable and Allowance for Uncollectible Accounts Receivable: Accounts receivable consists primarily of amounts due from customers from product sales. The allowance for uncollectible accounts receivable totaled $572,000 and $829,000 as of December 31, 2012 and 2011, respectively. Our determination of the allowance for uncollectible accounts receivable includes a number of factors, including the age of the accounts, past experience with the accounts, changes in collection patterns and general industry conditions.

Derivatives and Hedging: We are exposed to certain risks relating to our ongoing business operations. The primary risks currently managed by using derivative instruments are commodity price risk. We use forward sales contracts with PGM substrate processors to protect against volatile commodity prices. This process ensures a fixed selling price for the material we purchase and process. We secure selling prices with PGM processors, in ounces of Platinum, Palladium and Rhodium, in incremental lots for material which we expect to purchase within an average 2 to 3 day time period. However, these forward sales contracts with PGM substrate processors are not subject to any hedge designation as they are considered within the normal sales exemption provided by ASC Topic 815.

We have in the past entered into interest rate swaps to manage interest rate risk associated with our variable-rate borrowings. In connection with the Credit Agreement entered into on March 2, 2010, with JPM Chase Bank, N.A., the Company was required to terminate the $20.0 million interest rate swap contract. As a result, the Company paid $760,000 to terminate the interest rate swap contract. With the termination of the interest rate swap contract, no other interest rate swap agreement is outstanding.

Goodwill: The carrying amount of goodwill is tested annually as of December 31 and whenever events or circumstances indicate that impairment may have occurred. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition and other external events may require more frequent assessments.

We assess qualitative factors to determine whether it is more likely than not that the fair value of any of our reporting units is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The goodwill impairment test follows a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to that excess.

At September 30, 2012, we identified competitive pressures in sourcing PGM catalysts, its affect on gross margins and expectations of future cash flows, particularly in the Texas market, and determined that these negative factors were significant enough to perform an interim impairment test for these reporting units. Based on our assessment of future operating results for these reporting units, we calculated their respective fair values using a discounted cash flow analyses and had determined that the fair value of these reporting units was less than their respective carrying values and we recorded goodwill impairment charges of $10.0 million and $2.0 million to our Texas and New Jersey PGM Recycling units, respectively, at September 30, 2012.

At December 31, 2012, we performed our annual impairment test. We determined that when we discounted the expected future cash flows of our Ohio and Pittsburgh scrap metal recycling reporting units it resulted in fair values that did not exceed their respective carrying values. This resulted in goodwill impairment charges of $3.5 million for our Ohio reporting unit and $3.7 million for our Pittsburgh scrap metal reporting unit.

In 2010, we entered into a joint venture agreement to co-operate a scrap recycling facility in Ithaca, New York that expires on April 1, 2013. The joint venture's operation had been supported by, and was included in, our New York State Scrap Recycling reporting unit. The absence of future cash flows from the joint venture and discontinued support from our other New York facilities resulted in an additional goodwill write-down of $303,000 for the year ended December 31, 2012.

As of December 31, 2012, the Company has identified six reporting units with recorded goodwill. A list of the Company's reporting units and the amount of goodwill remaining in each reporting unit as of December 31, 2012, is as follows ($ in thousands):

Reporting Unit	Goodwill Recorded
Lead Fabricating	$ 5,369
New York State Scrap Recycling	21,259
Ohio Scrap Recycling	11,581
Bradford, PA Scrap Recycling	3,943
Minor Metals Recycling	3,859
New Jersey PGM Recycling	8,762
Total	$54,773

In determining the carrying value of each reporting unit, where appropriate, management allocates net deferred income taxes and certain corporate maintained liabilities specifically allocable to each reporting unit to the net operating assets of each reporting unit. The carrying amount is further reduced by impairment charges, if any, made to other long-lived assets of a reporting unit.

Since market prices of our reporting units are not readily available, we make various estimates and assumptions in determining the estimated fair values of the reporting units. We use a discounted cash flow ("DCF") model of a 5-year forecast with terminal values to estimate the current fair value of our reporting units when testing for impairment. The terminal value captures the value of a reporting unit beyond the projection period in a DCF analysis representing growth in perpetuity, and is the present value of all subsequent cash flows.

A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including sales volumes, profit margins, tax rates, capital spending, discount rates, and working capital changes. Forecasts of operating and selling, general and administrative expenses are generally based on historical relationships of previous years. We use an equity value approach to determine the carrying and fair values of our reporting units. When applying the DCF model, the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. This return is an overall rate based upon the rates of return for invested equity capital. For our 2012 analysis, using the build-up method under the Modified Capital Asset Pricing ("CAPM") model, we arrived at a discount rate of 13.47% derived from the sum of the following inputs (i) a risk free rate of return of 2.54%, based on the yield of the 20-year U.S Treasury note as of December 31, 2012 (ii) an equity risk premium, multiplied by an average market beta of market participants in the industry which Metalico operates, resulting in a rate of 7.04%, and (iii) a company size risk premium of 3.89% .

Based on our DCF analysis, we determined the computed fair value of some of our reporting units did not exceed their respective carrying values and we were required to record goodwill impairment charges in our Ohio and Pittsburgh scrap metal recycling reporting units. For the reporting units where the fair value exceeded their carrying values, we measure of the sensitivity of the amount of potential future goodwill impairment charges to changes in key assumptions. Several of our reporting units had fair values that exceeded carrying values by less than 20%, an amount that we deem substantial. We further tested these reporting units to reflect changes in forecasted cash flows and discount rates. Assuming all input variables remain constant, if expected cash flows were 10% less than forecasted or, if the discount rate were increased by 2.0%, the amount by which the carrying value exceeded the computed fair value for these reporting units, indicating potential impairment, would be as follows ($ in thousands):

	Potential Future Impairment Sensitivity	
Reporting Unit	If expected cash flows were 10% less than forecasted	If the discount rate were 15.5%
New York State Scrap Recycling	$4,624	$7,394
Minor Metals Recycling	$1,079	$2,202
Bradford, PA Scrap Recycling	$ 821	$1,339

At December 31, 2012, after considering a control premium of 25%, the Company's total stockholders' equity exceeded market capitalization by approximately $68.3 million which is one of many factors that are considered when determining goodwill impairment. Management believes domestic economic conditions continue to show improvement and have resulted in forecasts which, when used in our DCF model, support the remaining carrying value of goodwill in our reporting units. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. Future declines in the overall market value of the Company's equity and debt securities may also result in a conclusion that the fair value of one or more reporting units has declined below its carrying value.

Intangible Assets and Other Long-Lived Assets: We test all finite-lived intangible assets (amortizable) and other long-lived assets, such as fixed assets, for impairment only if circumstances indicate that possible impairment exists. To the extent actual useful lives are less than our previously estimated lives, we will increase our amortization expense on a prospective basis. We estimate useful lives of our intangible assets by reference to both contractual arrangements such as non-compete covenants and current, projected, undiscounted cash flows for supplier and customer lists. At December 31, 2012 and 2011, no indicators of impairment were identified and no adjustments were made to the estimated lives of finite-lived assets.

The Company tests indefinite-lived intangibles such as trademarks and trade names for impairment annually by comparing the carrying value of the intangible to its fair value. Fair value of the intangible asset is calculated using the projected discounted cash flows produced from the intangible. If the carrying value exceeds the projected discounted cash flows attributed to the intangible asset, the carrying value is no longer considered recoverable and the Company will record impairment. As discussed in the goodwill section above, the reduction in forecasted revenues from recycling PGM material at our Texas PGM facility resulted in an interim impairment charge of $100,000 to the carrying value of its trade name. At December 31, 2012, the computed fair value of our indefinite-lived intangibles exceeded their respective carrying values.

Stock-based Compensation: We recognize expense for equity based compensation ratably over the requisite service period based on the grant date fair value. The fair value of deferred stock grants is determined using the average of the high and low trading price for our common stock on the day of grant. For stock option grants, we calculate the fair value of the award on the date of grant using the Black-Scholes method. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility in our stock price, annual forfeiture rates, and exercise behavior. Any assumptions used may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Income taxes: Our provision for income taxes reflects income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

RESULTS OF OPERATIONS

The Company is divided into three reportable segments: Scrap Metal Recycling, which includes three general product categories: ferrous, non-ferrous and other scrap services; PGM and Minor Metals Recycling, which includes two general product recycling categories: Platinum Group Metals ("PGMs") and Minor Metals, which include molybdenum, tungsten, tantalum and niobium; and Lead Fabricating.

The following table sets forth information regarding revenue in each segment ($ and weights in thousands):

	Revenues								
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010		
	($s, and weights in thousands)								
	Weight	Net Sales	%	Weight	Net Sales	%	Weight	Net Sales	%
Scrap Metal Recycling									
Ferrous metals (tons)	537.9	$216,569	37.8	534.6	$233,863	35.4	450.8	$163,984	29.6
Non-ferrous metals (lbs.)	175,039	173,862	30.3	140,662	149,378	22.6	139,372	130,135	23.5
Other	—	4,130	0.7	—	5,826	0.9	—	3,227	0.6
Total Scrap Metal Recycling		394,561	68.8		389,067	58.9		297,346	53.7
PGM and Minor Metals Recycling									
Platinum Group Metals (troy oz.)	52.2	62,645	10.9	119.8	150,998	22.8	145.6	159,667	28.9
Minor Metals (lbs.)	2,079	50,024	8.7	1,929	48,250	7.3	1,816	30,878	5.6
Total PGM and Minor Metals Recycling		112,669	19.6		199,248	30.1		190,545	34.5
Lead Fabricating (lbs.)	42,593	66,413	11.6	44,842	72,592	11.0	45,886	65,362	11.8
Total Revenue		$573,643	100.0		$660,907	100.0		$553,253	100.0

The following table sets forth information regarding average Metalico selling prices for the past eight quarters. The fluctuation in pricing is due to many factors, primarily product mix, as well as, domestic and export demand.

For the quarter ended:	Average Ferrous Price per ton	Average Non-Ferrous Price per lb.	Average PGM Price per troy oz. (1)	Average Minor Metal Price per lb.	Average Lead Price per lb.
December 31, 2012	$377	$0.99	$1,065	$22.99	$1.65
September 30, 2012	$370	$0.98	$ 924	$27.73	$1.58
June 30, 2012	$418	$1.01	$1,012	$22.76	$1.54
March 31, 2012	$443	$0.99	$1,005	$23.79	$1.50
December 31, 2011	$422	$0.94	$1,056	$23.92	$1.62
September 30, 2011	$445	$1.07	$1,216	$25.59	$1.64
June 30, 2011	$433	$1.08	$1,202	$28.10	$1.64
March 31, 2011	$445	$1.13	$1,229	$22.90	$1.57

(1) Average PGM prices are comprised of combined troy ounces of Platinum, Palladium and Rhodium

Scrap and Metal Commodity Markets

Recycled iron and steel scrap is a vital raw material for the production of new steel and cast iron products. The steel and foundry industries in the United States have been structured to recycle scrap, and, as a result, are highly dependent upon scrap. According to the Steel Recycling Institute ("SRI"), the recycling rate for the world's most recycled material — steel — was at an all-time high of 92 percent at the end of 2011. More than 85 million tons of steel scrap was consumed by steelmaking furnaces in 2011; an increase of nearly 10 million net tons versus 2010. In the United States, the primary source of old steel scrap is the automobile. Automobile recycling rates have regained balance at 94.5% in 2011. This figure came after several years in excess of 100 percent – meaning more old cars had been coming off the road than new ones going back onto it. The recycling rate for automobiles in 2010, reached about 113%. A recycling rate greater than 100% is a result of the steel industry recycling more steel from automobiles than was used in the domestic production of new vehicles. In 2011, the automotive recycling industry recycled more than 15.5 million tons of steel from end-of-life vehicles through more than 300 car shredders, the equivalent of nearly 11.9 million automobiles. More than 12,500 vehicle dismantlers throughout North America resell parts.

Recycling of scrap plays an important role in the conservation of energy because the remelting of scrap requires much less energy than the production of iron or steel products from iron ore. Also, consumption of iron and steel scrap by remelting reduces the burden on landfill disposal facilities and prevents the accumulation of abandoned steel products in the environment. Recycled scrap consists of approximately 47% post-consumer (old, obsolete) scrap, 8% prompt scrap (produced in steel-product manufacturing plants), and 45% home scrap (recirculating scrap from current operations).

Scrap prices fluctuated during the first 8 months of 2012, between about $311 and $421 per ton. Composite prices published by Scrap Price Bulletin for No. 1 Heavy Melting steel scrap delivered to purchasers in Chicago, Illinois, and Philadelphia and Pittsburgh, Pennsylvania, averaged about $376 per ton during the first 8 months of 2012. As reported by Scrap Price Bulletin, the average price for nickel-bearing stainless steel scrap delivered to purchasers in Pittsburgh was about $1,762 per ton during the first 10 months of 2012, which was 19% lower than the 2011 average price of $2,182 per ton. Exports of ferrous scrap decreased in 2012 to an estimated 23 million tons from 24.3 million tons during 2011, mainly to Turkey, the Republic of Korea, Taiwan, Canada and China, in descending order of export tonnage. Export scrap value decreased from $11.4 billion in 2011 to an estimated $10.1 billion in 2012.

Continuing and growing concern about the European Union sovereign-debt and banking crisis have adversely affected steel consumer confidence; depressed steel demand, production, and prices; and, thus, caused ferrous scrap prices to fluctuate considerably. World steel consumption was expected to increase by 2.1% in 2012 and 3.2% in 2013, following 15% annual growth in 2010 and 5.6% in 2011, according to the World Steel Association.

According to reports published by the U.S. Geological Survey ("USGS"), in 2012, old scrap, converted to refined metal and alloys, provided 170,000 tons of copper, equivalent to 10% of apparent consumption. Purchased new scrap, derived from fabricating operations, yielded 650,000 tons of contained copper. Of the total copper recovered from scrap (including aluminum — and nickel-based scrap), brass mills recovered 71%; miscellaneous manufacturers, foundries, and chemical plants, 15%; ingot makers, 9%; and copper smelters and refiners, 5%. Copper in all old and new, refined or remelted scrap contributed about 33% of the U.S. copper supply. Although refined copper prices remained volatile during the first 10 months of 2012, they traded within a narrower range than in recent years. The COMEX spot copper price began 2012 at $3.53 per pound of copper, rose to $3.92 per pound in April, and declined to a low of $3.28 per pound in June before trending back to $3.85 per pound in September and settling around $3.60 at year end. The copper supply and demand balance remained tight, in part owing to an 80% year-on-year increase in China's net imports in the first half of 2012, well in excess of industrial demand.

Aluminum recovered from purchased scrap in the U.S. was about 3.4 million tons, of which about 53% came from new (manufacturing) scrap and 47% from old scrap (discarded aluminum products). Aluminum recovered from old scrap was equivalent to about 35% of apparent consumption. The monthly average U.S. market price for primary ingot, quoted by Platts Metals Week, started the year at $1.034 per pound and reached a peak of $1.079 per pound in March. The monthly average price began a downward trend, reaching $0.939 per pound in August. The monthly average price increased to $1.033 per pound in September and fell back below $0.95 at year end. Prices on the London Metal Exchange (LME) followed the trend of U.S. market prices.

In 2012, lead was consumed at about 76 manufacturing plants. The lead-acid battery industry continued to be the principal user of lead, accounting for about 86% of the reported U.S. lead consumption for 2012. In 2012, about 1.14 million tons of secondary lead was produced, an amount equivalent to 80% of reported domestic lead consumption. Nearly all of it was recovered from old (post-consumer) scrap. The global lead market was in surplus during 2012 owing to the buildup of lead stocks held in London Metal Exchange (LME) and producer warehouses. North American producer prices were relatively stable throughout the first 9 months of the year. LME lead prices were more volatile, averaging $2,094 per metric ton in January, decreasing to $1,854 per metric ton in June, and rebounding to $2,169 per metric ton in September. Global stocks of lead held in LME warehouses decreased by 25% to 265,075 tons during the first nine months of 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated net sales decreased by $87.3 million, or 13.2%, to $573.6 million in the year ended December 31, 2012, compared to consolidated net sales of $660.9 million in the year ended December 31, 2011. Acquisitions added $1.6 million to consolidated net sales. Excluding acquisitions, the Company reported decreases in average metal selling prices representing net sales of $45.7 million and a $43.2 million decrease due to lower selling volume.

Scrap Metal Recycling

Ferrous Sales

Ferrous sales decreased by $17.3 million, or 7.4%, to $216.6 million in the year ended December 31, 2012, compared to ferrous sales of $233.9 million in the year ended December 31, 2011. Acquisitions added $829,000 to ferrous sales in 2012. Excluding acquisitions, ferrous sales decreased by $18.1 million. The decrease in ferrous sales was attributable to lower average selling prices totaling $18.4 million offset by higher volume sold of 1,200 tons amounting to $295,000. The average selling price for ferrous products was approximately $403 per ton for the year ended December 31, 2012, compared to $437 per ton for the year ended December 31, 2011.

Non-Ferrous Sales

Non-ferrous sales increased by $24.5 million, or 16.4%, to an annual Company record of $173.9 million in the year ended December 31, 2012, compared to non-ferrous sales of $149.4 million in the year ended December 31, 2011. Acquisitions added $445,000 to non-ferrous sales. Excluding acquisitions, non-ferrous sales increased by $24.0 million. The increase in non-ferrous sales was attributable to higher sales volume totaling $35.7 million offset by lower average selling prices amounting to $11.7 million. The average selling price for non-ferrous products was approximately $0.99 per pound for the year ended December 31, 2012, compared to $1.06 per pound for the year ended December 31, 2011.

PGM and Minor Metal Recycling

Platinum Group Metals

Platinum Group Metal ("PGM") sales include the sale of catalytic converter substrate material which contains platinum, palladium, and rhodium. PGM sales decreased by $88.4 million, or 58.5%, to $62.6 million for the year ended December 31, 2012, compared to $151.0 million for the year ended December 31, 2011. The decrease in PGM sales was a result of lower sales volumes totaling $79.3 million and lower average selling prices totaling $9.1 million. The average selling price for PGM material was approximately $1,006 per troy ounce for the year ended December 31, 2012 compared to $1,180 per troy ounce for the year ended December 31, 2011, a decrease of approximately 14.7%. Total PGM sales volumes amounted 52,200 troy ounces for the year ended December 31, 2012, compared to 119,800 troy ounces sold for the year ended December 31, 2011.

Minor Metals

Sales of Minor Metals, which primarily include metals such as molybdenum, tungsten and tantalum, increased by $1.8 million, or 3.7%, to $50.0 million for the year ended December 31, 2012, compared to $48.3 million for the year ended December 31, 2011. The increase in sales was due to higher volumes sold totaling $3.7 million but was offset by lower selling prices amounting to $1.9 million. The average combined selling price for minor metals was approximately $24.07 per pound for the year ended December 31, 2012, compared to $25.02 per pound for the year ended December 31, 2011, a decrease of 3.8%.

Lead Fabricating

Lead fabrication sales decreased by $6.2 million, or 8.5%, to $66.4 million in the year ended December 31, 2012, compared to lead fabrication sales of $72.6 million in the year ended December 31, 2011. The decrease was due to lower average selling prices amounting to $2.6 million and by lower volume sold totaling $3.6 million. The average selling price for lead fabricated products was approximately $1.56 per pound for the year ended December 31, 2012, compared to $1.62 per pound for the year ended December 31, 2011, a decrease of approximately 3.7%.

Operating Expenses

Operating expenses decreased by $61.0 million, or 10.4%, to $523.7 million for the year ended December 31, 2012, compared to operating expenses of $584.7 million for the year ended December 31, 2011. Acquisitions added $1.4 million to operating expenses. Excluding acquisitions, the decrease in operating expenses was due to a $63.2 million decrease in the cost of purchased metals offset by an $837,000 increase in other operating expenses. These operating expense changes include increases in freight charges of $3.3 million and waste and disposal costs of $1.3 million. These higher expenses were offset by decreases to wages and benefits of $1.8 million, energy costs of $1.0 million, vehicle maintenance and repair expenses of $565,000 and other operating costs of $364,000.

Selling, General and Administrative

Selling, general and administrative expenses increased by $433,000 to $29.4 million, or 5.1% of sales, for the year ended December 31, 2012, compared to $29.0 million, or 4.4% of sales, for the year ended December 31, 2011. Acquisitions added $277,000 to selling, general, and administrative expenses in 2012. Excluding acquisitions, selling, general and administrative costs increased by $156,000. Significant changes in component expenses of selling, general and administrative costs include decreases in consulting and professional fees of $1.3 million and wages and benefits of $543,000. These lower expenses were offset by a $1.9 million increase in bad debt expense for the Company's exposure to a single bankrupt customer.

Depreciation and Amortization

Depreciation and amortization expenses increased by $2.7 million to $17.3 million, or 3.0% of sales, for the year ended December 31, 2012, compared to $14.6 million, or 2.2% of sales, for the year ended December 31, 2011. Acquisitions added $157,000 to depreciation and amortization. Excluding acquisitions, depreciation and amortization expense increased by $2.6 million due to increases in capital expenditures made in the current and previous years. At the end of 2011, the construction at our shredder facility in New York was completed and 2012 reflects a full year of depreciation adding $1.1 million to the increase. The balance of the increase is the result of a full year of depreciation charged on other capital expenditures made in 2011 and partial year depreciation charged on $23.2 million in capital expenditures made in 2012.

Impairment charges

In September 2012, we identified competitive pressures in sourcing PGM catalysts, its effect on gross margins and anticipated future cash flows as a triggering event with respect to our PGM reporting units and we performed an interim impairment analysis at September 30, 2012, which resulted in a goodwill impairment charge of $12.0 million and a $100,000 impairment charge to the trade name of our Texas PGM reporting unit. At December 31, 2012, we performed our annual impairment test and determined that the expected future cash flows of our Ohio and Pittsburgh scrap metal recycling reporting units, when discounted, resulted in fair values did not exceed their respective carrying values. This resulted in goodwill impairment charges of $3.5 million for our Ohio reporting unit and $3.7 million for our Pittsburgh reporting unit. the Company determined it would terminate its Ithaca, New York joint venture agreement upon its expiration in March 2013 resulting in an additional impairment charge of $303,000.

Operating Income (Loss)

Operating loss for the year ended December 31, 2012 decreased by $47.7 million, to a loss of $15.2 million, compared to operating income of $32.6 million for the year ended December 31, 2011. The Company's Scrap Metal Recycling segment reported a $31.1 million decrease in operating income and our PGM and Minor Metals Recycling segment reported a $21.4 million decrease in operating income. These reductions in operating income were offset by our Lead fabricating segment which experienced an increase in operating income of $4.0 million and Corporate and other increased operating income by $807,000.

Financial and Other Income (Expense)

Interest expense was $9.1 million for the year ended December 31, 2012, compared to $9.4 million for the year ended December 31, 2011. The $275,000 decrease in interest expense reflects changes in debt balances and corresponding interest rates.

Other (expense) income for the year ended December 31, 2012 includes income of $196,000 to adjust financial instruments to their respective fair values compared to income of $3.6 million for the year ended December 31, 2011. Other income for the year ended December 31, 2012 includes a $4.6 million gain related to the settlement of a dispute with the former owners of a previous acquisition.

For the year ended December 31, 2012, we recorded income of $11,000 for our 40% share of income from our investment in a manufacturer of radiation shielding solutions for the nuclear medicine community compared to a loss of $46,000 for the year ended December 31, 2011.

For the year ended December 31, 2012 we recorded a gain of $63,000 net of amortized issue costs, for the repurchase of $7.3 million in convertible notes compared to a gain of $243,000 net of amortized issue costs, for the repurchase of $5.0 million in convertible notes in cash for the year ended December 31, 2011.

Income Taxes

For the year ended December 31, 2012, we recognized an income tax benefit of $6.3 million on a loss from continuing operations of $19.4 million resulting in an effective tax rate of 32%. For the year ended December 31, 2011, we recognized income tax expense of $9.7 million on income from continuing operations of $27.1 million.

Included in income tax expense for 2011 is $571,000 related to the recognition of a state income tax audit assessment for previous periods. Excluding this assessment income tax was $9.1 million resulting in an effective tax rate of 34%. Our effective rate may differ from the blended expected statutory income tax rate due to permanent differences between income for tax purposes and income for book purposes. These permanent differences include fair value adjustments to financial instruments, stock based compensation, amortization of certain intangibles and certain non-deductible expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated net sales increased by $107.6 million, or 19.4%, to $660.9 million in the year ended December 31, 2011, compared to consolidated net sales of $553.3 million in the year ended December 31, 2010. Acquisitions added $21.7 million to consolidated net sales. Excluding acquisitions, the Company reported increases in average metal selling prices representing net sales of $106.0 million offset by a $20.1 million decrease attributable to lower selling volume.

Scrap Metal Recycling

Ferrous Sales

Ferrous sales increased by $69.9 million, or 42.6%, to $233.9 million in the year ended December 31, 2011, compared to ferrous sales of $164.0 million in the year ended December 31, 2010. Acquisitions added $12.9 million to ferrous sales in 2011. Excluding acquisitions, ferrous sales increased by $57.0 million. The increase in ferrous sales was attributable to higher average selling prices totaling $37.7 million and higher volume sold of 52,700 tons amounting to $19.3 million. The average selling price for ferrous products was approximately $437 per ton for the year ended December 31, 2011, compared to $364 per ton for the year ended December 31, 2010.

Non-Ferrous Sales

Non-ferrous sales increased by $19.3 million, or 14.8%, to $149.4 million in the year ended December 31, 2011, compared to non-ferrous sales of $130.1 million in the year ended December 31, 2010. Acquisitions added $6.4 million to non-ferrous sales. Excluding acquisitions, non-ferrous sales increased by $12.9 million. The increase in non-ferrous sales was attributable to higher average selling prices amounting to $17.4 million offset by lower sales volume totaling $4.5 million. The average selling price for non-ferrous products was approximately $1.06 per pound for the year ended December 31, 2011, compared to $0.93 per pound for the year ended December 31, 2010.

PGM and Minor Metal Recycling

Platinum Group Metals

PGM sales include the sale of catalytic converter substrate material which contains platinum, palladium, and rhodium. PGM sales decreased by $8.7 million, or 5.4%, to $151.0 million for the year ended December 31, 2011, compared to $159.7 million for the year ended December 31, 2010. The decrease in PGM sales was a result of lower sales volumes totaling $35.1 million but was offset higher average selling prices totaling $26.4 million. The average selling price for PGM material was approximately $1,180 per troy ounce for the year ended December 31, 2011 compared to $1,040 per troy ounce for the year ended December 31, 2010, an increase of approximately 13.5%. Total PGM sales volumes amounted 119,800 troy ounces for the year ended December 31, 2011, compared to 145,600 troy ounces sold for the year ended December 31, 2010.

Minor Metals

Sales of Minor Metals, which primarily include metals such as molybdenum, tungsten and tantalum, increased by $17.3 million, or 56.0%, to $48.2 million for the year ended December 31, 2011, compared to

$30.9 million for the year ended December 31, 2010. The increase in sales was due to higher selling prices amounting to $15.4 million and higher volumes sold totaling $1.9 million. The average combined selling price for minor metals was approximately $25.02 per pound for the year ended December 31, 2011 compared to $17.01 per pound for the year ended December 31, 2010, an increase of 47.1%.

Lead Fabricating

Lead fabricating sales increased by $7.2 million, or 11.0%, to $72.6 million in the year ended December 31, 2011, compared to lead fabrication sales of $65.4 million in the year ended December 31, 2010. The increase was due to higher average selling prices amounting to $8.9 million but was offset by lower volume sold totaling $1.7 million. The average selling price for lead fabricated products was approximately $1.62 per pound for the year ended December 31, 2011, compared to $1.42 per pound for the year ended December 31, 2010, an increase of approximately 14.1%.

Operating Expenses

Operating expenses increased by $107.6 million, or 22.6%, to $584.7 million for the year ended December 31, 2011, compared to operating expenses of $477.1 million for the year ended December 31, 2010. Acquisitions added $26.0 million to operating expenses. Excluding acquisitions, the increase in operating expenses was due to a $73.9 million increase in the cost of purchased metals and a $7.7 million increase in other operating expenses. These operating expense changes include increases in wages and benefits of $2.6 million, freight charges of $2.3 million, vehicle maintenance and repair expenses of $962,000, energy costs of $844,000, production and fabricating supplies of $596,000 and other operating costs of $496,000.

Selling, General and Administrative

Selling, general and administrative expenses increased by $2.5 million, or 4.4% of sales, to $29.0 million for the year ended December 31, 2010, compared to $26.5 million, or 4.8% of sales for the year ended December 31, 2010. Acquisitions added $1.2 million to selling, general, and administrative expenses in 2011. Excluding acquisitions, selling, general and administrative costs increased by $1.3 million. Significant changes in component expenses of selling, general and administrative costs include increases in consulting and professional fees of $858,000, insurance costs of $309,000, wages and benefits of $307,000 and an increase in advertising and promotional expenses of $230,000. These expenses were offset by a decrease in other expenses of $326,000.

Depreciation and Amortization

Depreciation and amortization expenses increased by $882,000 to $14.6 million, or 2.2% of sales, for the year ended December 31, 2011, compared to $13.7 million, or 2.5% of sales, for the year ended December 31, 2010. Acquisitions added $1.4 million to depreciation and amortization. Excluding acquisitions, depreciation and amortization expense decreased by $503,000 due to non-compete covenants that fully amortized in 2010.

Operating Income

Operating income for the year ended December 31, 2011 decreased by $3.9 million, or 10.7%, to $32.6 million compared to an operating income of $36.5 million for the year ended December 31, 2010. The decrease in operating income primarily occurred in the Company's PGM and Minor Metals Recycling segment amounting to $4.0 million. The Company also experienced a decrease in operating income of $592,000 in the Scrap Metal Recycling segment and an increase in the operating loss in the corporate and other segment. These reductions in operating income were offset by the Lead fabricating segment which experienced an increase in operating income of $1.1 million.

Financial and Other Income (Expense)

Interest expense was $9.4 million for the year ended December 31, 2011 compared to $9.8 million for the year ended December 31, 2010. The $479,000 decrease in interest expense was primarily attributable to lower interest rates on a majority of our outstanding debt.

Other expense for the year ended December 31, 2010 includes $3.0 million in charges related to the refinancing of our senior credit facilities. The items comprising this amount include the write off of $2.1 million of unamortized deferred financing costs related to our prior credit facilities and $939,000 of costs related to the termination of an interest rate swap agreement related to those prior facilities. The Company did not incur these expenses in 2011.

Other (expense) income for the year ended December 31, 2011 includes income of $3.6 million to adjust financial instruments to their respective fair values as compared to expense of $496,000 for the year ended December 31, 2010.

For the year ended December 31, 2011, we recorded a loss of $46,000 compared to income of $28,000 for the year ended December 31, 2010 for our 40% share of income in a manufacturer of radiation shielding solutions for the nuclear medicine community.

For the year ended December 31, 2011, we recorded a gain of $243,000 net of amortized issue costs, for the repurchase of $5.0 million in convertible notes in cash. For the year ended December 31, 2010, we recorded a gain of $101,000 net of amortized issue costs, for the repurchase, in cash, of $500,000 in convertible notes.

Income Taxes

For the year ended December 31, 2011, we recognized income tax expense of $9.7 million on income from continuing operations of $27.1 million. Included in income tax expense is $571,000 related to the recognition of a state income tax audit assessment for previous periods. Excluding this assessment income tax was $9.1 million resulting in an effective tax rate of 34%. For the year ended December 31, 2010, we recognized income tax expense of $9.8 million on income from continuing operations of $23.3 million resulting in an effective tax rate of 42%. Our effective rate may differ from the blended expected statutory income tax rate due to permanent differences between income for tax purposes and income for book purposes. These permanent differences include fair value adjustments to financial instruments, stock based compensation, amortization of certain intangibles and certain non-deductible expenses.

Discontinued Operations

The Company continues to incur environmental monitoring costs of its former secondary lead smelting and refining plant in College Grove, Tennessee and a former secondary lead smelting operation based in Tampa, Florida and do not anticipate material expense in the future. For the years ended December 31, 2012 and 2011, we incurred nominal amounts for site maintenance and monitoring and have included these costs in continuing operations and will do so in future periods. Discontinued operations for the year ended December 31, 2010 resulted in a combined loss of $15,000 ($9,000 net of income taxes) for both former facilities.

QUARTERLY FINANCIAL INFORMATION
(Unaudited)

	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2011	Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2012
	($in thousands, except per share data)							
Selected Income Statement Data:								
Revenue	$ 181,967	$ 178,492	$ 168,728	$ 131,720	$ 164,085	$ 148,213	$ 132,772	$ 128,573
Costs and expenses								
Operating expenses	153,643	156,497	151,162	123,383	146,887	134,279	123,163	119,355
Selling, general and administrative expenses	8,020	6,948	7,222	6,850	7,328	8,126	6,538	7,481
Depreciation and amortization	3,320	3,646	3,830	3,814	3,975	4,217	4,399	4,753
Impairment charges	—	—	—	—	—	—	12,130	7,471
Gain on insurance recovery	—	—	—	—	—	—	—	(1,297)
	164,983	167,091	162,214	134,047	158,190	146,622	146,230	137,763
Operating income (loss)	$ 16,984	$ 11,401	$ 6,514	$ (2,327)	$ 5,895	$ 1,591	$ (13,458)	$ (9,190)
Consolidated net income (loss)	$ 8,763	$ 6,645	$ 5,084	$ (3,072)	$ 2,216	$ 2,935	$ (10,684)	$ (7,612)
Consolidated net income (loss) attributable to Company	$ 8,763	$ 6,645	$ 5,084	$ (3,072)	$ 2,216	$ 2,935	$ (10,684)	$ (7,578)
Earnings (loss) per common share:								
Basic	$ 0.19	$ 0.14	$ 0.11	$ (0.06)	$ 0.05	$ 0.06	$ (0.22)	$ (0.16)
Diluted	$ 0.19	$ 0.14	$ 0.11	$ (0.06)	$ 0.05	$ 0.06	$ (0.22)	$ (0.16)
Weighted Average Common Shares Outstanding:								
Basic	47,095,914	47,388,308	47,447,823	47,460,439	47,495,380	47,557,918	47,563,939	47,593,795
Diluted	47,219,740	47,541,787	47,453,916	47,460,439	47,496,755	47,557,918	47,563,939	47,593,795

LIQUIDITY AND CAPITAL RESOURCES

The Company has certain contractual obligations and commercial commitments to make future payments. The following table summarizes these future obligations and commitments, excluding discounts as of December 31, 2012 ($ in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt obligations(1)	$123,377	$10,630	$104,585	$2,696	$5,466
Capital lease obligations(2)	7,895	2,506	3,996	1,393	—
Operating lease obligations	6,731	1,447	2,239	1,564	1,481
Letters of credit	2,294	2,294	—	—	—
Environmental obligations	983	157	70	75	681
Total	$141,280	$17,034	$110,890	$5,728	$7,628

(1) Approximately 31% of debt obligations as of December 31, 2012 accrued interest at a variable rate (the lender's base rate plus a margin and effective rate of 3.19% as of December 31, 2012). The remaining 69%

of debt obligations as of December 31, 2012 required accrued interest at fixed rates having a weighted average rate of 6.72%. Interest expense on capital lease obligations for 2012 is estimated to approximate $383,000 calculated by multiplying the outstanding principal balance by the obligation's applicable interest rate in effect at December 31, 2012. Interest expense for 2012 and thereafter will increase or decrease based on the amount of outstanding borrowings and fluctuations in market based interest rates.

(2) Includes capital leases and installment notes for capital equipment.

Cash Flows

For the year ended December 31, 2012, we generated $22.4 million of cash flows from our operating activities. We incurred a net loss of $13.1 million which was offset by net noncash items totaling $33.1 million and a $2.4 million increase in working capital components. Noncash items included $18.1 million in depreciation and amortization; $19.6 million in impairment charges for goodwill and other intangibles; $1.7 million in stock-based compensation and $1.9 million charge for bad debts and $416,000 in reserves for vendor advances. The items were offset by $6.4 million of deferred tax adjustments, a $1.0 million gain in the disposal of property and equipment, a $1.0 million gain from settlements and $196,000 in fair value adjustments to financial instruments. Changes in working capital items for 2012 include $11.3 million for decreases in inventory and $1.8 million for decreases in prepaid expenses and other items. These working capital items were offset by a $10.0 million decrease in accounts receivable and a $761,000 increase in accounts payable and accrued expenses. For the year ended December 31, 2011, we generated $33.0 million of cash flows from our operating activities. Our net income of $17.4 million and net noncash items totaling $22.2 million were offset by a $6.6 million change in working capital components. Noncash items included $15.8 million in depreciation and amortization; $2.2 million in stock-based compensation and $8.1 million of deferred income taxes. The items were offset by $3.6 million in fair value adjustments to financial instruments and a $265,000 gain in the disposal of property and equipment. Changes in working capital items for 2011 include $11.0 million for an increase in inventory, $1.7 million for increases in prepaid expenses and other items and a $608,000 decrease in accounts payable and accrued expenses. These working capital items were offset by $6.7 million in decreased accounts receivable balances. For the year ended December 31, 2010, we used $5.2 million in our operating activities. Our net income of $13.5 million and net non-cash items totaling $22.5 million were offset by a $41.1 million change in working capital components. Non-cash items included $14.6 million in depreciation and amortization, $2.8 million in stock-based compensation, $2.7 million in changes to deferred income taxes and $2.1 million of deferred financing costs written off due to debt refinancing and other noncash items of $200,000. Changes for reduction in working capital items include $24.3 million in increased accounts receivable balances $20.9 million for increases in inventory. These working capital items were offset by a $2.5 million in decreases in prepaid and other items and a $1.6 million increase in accounts payable and accrued expenses.

For the year ended December 31, 2012, we used $23.9 million in cash for investing activities. We paid $23.2 million to purchase equipment and make capital improvements. We also paid $2.0 million to acquire two businesses and invested $600,000 in cash in a joint venture scrap facility in Cleveland, Ohio. These items were offset by $1.4 million in proceeds from the disposal of property and equipment and a decrease in other assets of $534,000. For the year ended December 31, 2011, we used $27.9 million in cash for investing activities. For the year ended December 31, 2011, we paid $26.2 million to purchase equipment and make capital improvements. We also paid $1.8 million to acquire a business and increases to other assets of $455,000. These items were offset by $578,000 in proceeds from the disposal of property and equipment. For the year ended December 31, 2010, we paid $5.4 million to purchase equipment and capital improvements and invested $350,000 in a manufacturer of radiation shielding solutions for the nuclear medicine community. These items were offset by $646,000 in proceeds from the sale of property and equipment and a $220,000 change in other assets.

For the year ended December 31, 2012, we generated $1.0 million from financing activities. We received $9.6 million in proceeds from our revolving credit facility; $6.1 million in proceeds from other new borrowings and $36,000 in proceeds from the exercise of common stock options. These amounts were offset by principal payments on debt of $14.1 million and $564,000 in debt issue costs. For the year ended December 31, 2011, we used $2.6 million in financing activities. We received $13.0 million in proceeds from new borrowings and $542,000 in proceeds from the exercise of common stock options. These amounts were offset by principal payments on debt of $10.5 million, a reduction of $5.4 million in our outstanding revolving credit balance and $196,000 in debt issue costs. For the year ended December 31, 2010, we received $9.5 million in proceeds of new debt, received $4.6 million in net proceeds under our revolving credit facility and received $407,000 in proceeds from the exercise of common stock options. These amounts were offset by debt repayments of $4.5 million and the payment of $1.3 million in debt issue costs.

Financing and Capitalization

Senior Credit Facilities:

On March 2, 2010, we entered into a Credit Agreement dated as of February 26, 2010 (the "Credit Agreement") with a syndicate of lenders led by JPMorgan Chase Bank, N.A. and including RBS Business Capital and Capital One Leverage Finance Corp. The three-year facility consisted of senior secured credit facilities in the aggregate amount of $65.0 million, including a $57.0 million revolving line of credit (the "Revolver") and an $8.0 million machinery and equipment term loan facility ("Initial Term Loan"). The Revolver provides for revolving loans which, in the aggregate, were not to exceed the lesser of $57.0 million or a "Borrowing Base" amount based on specified percentages of eligible accounts receivable and inventory and bears interest at the "Base Rate" (a rate determined by reference to the prime rate) plus 1.25% or, at our election, the current LIBOR rate plus 3.5% (reduced to 3.25% per the Second Amendment described below). The Initial Term Loan bears interest at the Base Rate plus 2% or, at the Company's election, the current LIBOR rate plus 4.25% (reduced to 3.75% per the Second Amendment described below). Under the Credit Agreement, we are subject to certain operating covenants and are restricted from, among other things, paying cash dividends, repurchasing common stock over certain stated thresholds, and entering into certain transactions without the prior consent of the lenders. In addition, the Credit Agreement contains certain financial covenants, including minimum EBITDA, minimum fixed charge coverage ratios, and maximum capital expenditures covenants. Obligations under the Credit Agreement are secured by substantially all of the Company's assets other than real property, which is subject to a negative pledge. The proceeds of the Credit Agreement are used for present and future acquisitions, working capital, and general corporate purposes.

Upon the effectiveness of the Credit Agreement described in the preceding paragraph, we terminated an Amended and Restated Loan and Security Agreement with Wells Fargo Foothill, Inc. dated July 3, 2007, as amended (the "Loan Agreement") and repaid outstanding indebtedness under the Loan Agreement in the aggregate principal amount of approximately $13.5 million. We also terminated a Financing Agreement with Ableco Finance LLC dated July 3, 2007, as amended (the "Financing Agreement") and repaid outstanding indebtedness under the Financing Agreement in the aggregate principal amount of approximately $30.6 million. Outstanding balances under the Loan Agreement and the Financing Agreement were paid with borrowings under the Credit Agreement and available cash.

On January 27, 2011, we entered into a Second Amendment (the "2011 Amendment") to the Credit Agreement. The 2011 Amendment provided for an increase in the maximum amount available under the Credit Agreement to $85.0 million, including $70.0 million under the Revolver (up from $57.0 million) and an additional term loan ("Term Loan I") to be available in multiple draws in the aggregate amount of $9.0 million earmarked for capital expenditures, primarily the shredder project in suburban Buffalo, New York. The original term loan funded at the closing of the Credit Agreement continued to amortize. The 2011 Amendment increased the advance rate for inventory under the Revolver's borrowing base formula. LIBOR-based interest rates were reduced to the current LIBOR rate plus 3.25% (an effective rate of 3.90% as of December 31, 2011) for revolving loans and the current LIBOR rate plus 3.75% (an effective rate of 4.18% as of December 31, 2011) for term loans. Term Loan I was repaid from the proceeds of the Equipment Financing Agreement described below. The 2011 Amendment also adjusted the definition of Fixed Charges and several covenants, allowing for increases in permitted indebtedness, capital expenditures, and permitted acquisition baskets and extended the Credit Agreement's maturity date from March 1, 2013 to January 23, 2014. The remaining material terms of the Credit Agreement remained unchanged by the 2011 Amendment. As of December 31, 2011, the Revolver had $38.0 million available for borrowing and $2.2 million utilized for outstanding letters of credit. The outstanding balance under the Credit Agreement at December 31, 2011 and December 31, 2010 was $33.1 million and $41.3 million, respectively.

On February 17, 2012, we entered into a Fifth Amendment (the "2012 Amendment") to the Credit Agreement. The 2012 Amendment provides for an increase in the maximum amount available under the Credit Agreement to approximately $113.0 million including $110.0 million under the revolving credit facility (up from $70.0 million). LIBOR-based interest rates for revolving loans have been reduced by 0.5% to the current LIBOR rate plus 2.75%. The 2012 Amendment also adjusts the definition of Fixed Charges and several covenants, allowing for increases in permitted indebtedness, capital expenditures, and permitted acquisition baskets. The maturity date has been extended from January 23, 2014 to February 17, 2016, so long as, as of December 31, 2013, the aggregate outstanding principal balance of the Company's 7% Convertible Notes is not more than $15.0 million and the Company meets certain availability tests. The 2012 Amendment also permits the Company, in its discretion, (i) to spend, subject to certain availability tests, up to $25.0 million in the aggregate to redeem outstanding Convertible Notes, and (ii) to exchange equity for outstanding Convertible Notes. The remaining material terms of the Credit Agreement remain unchanged by the 2012 Amendment. The 2012 Amendment also waived the Capital Expenditure covenant violation for 2011.

At September 30, 2012, we were not in compliance with the Fixed Charge Coverage Ratio covenant of the Credit Agreement. On November 6, 2012, we entered into a Sixth Amendment (the "Sixth Amendment") to the Credit Agreement that retroactively suspended the Fixed Charge Coverage Ratio covenant for the period ended September 30, 2012 and for the future quarterly periods ending December 31, 2012 and March 31, 2013, replacing it with a non-cumulative, quarterly minimum earnings before interest, tax, depreciation and amortization ("EBITDA") covenant for the same periods. The Fixed Charge Coverage Ratio covenant, which requires a ratio in excess of 1:1 to 1, would resume with the quarterly reporting period ending June 30, 2013. The Sixth Amendment also required that from the effective date of the amendment through June 30, 2013, the Company shall not permit availability under the Credit Agreement to be less than $30,000 for any five consecutive days. The Sixth Amendment also imposed a maximum unfinanced cumulative Capital Expenditure limit of $3,300 for the period beginning October 1, 2012 through March 31, 2013. The existing annual Capital Expenditures covenant remains in effect. Interest rates and repayment terms were unaffected by the Sixth Amendment.

At December 31, 2012, we were not in compliance with the quarterly minimum EBITDA covenant established by the Sixth Amendment described above. On March 6, 2013, we entered into an Eighth Amendment (the "Eighth Amendment") to the Credit Agreement. Changes to the Credit Agreement under a Seventh Amendment were immaterial. The Eighth Amendment retroactively reduced the minimum quarterly EBITDA covenant to $3.2 million for the period ended December 31, 2012 and reduces the minimum quarterly EBITDA covenant for the quarterly period ending March 31, 2013 to $4.0 million. The Eighth Amendment also institutes a minimum quarterly EBITDA covenant for the quarterly period ending June 30, 2013 of $9.4 million and for the quarterly period ending September 30, 2013 of $9.6 million. The Fixed Charge Coverage Ratio covenant, which requires a ratio in excess of 1:1 to 1, will resume with the quarterly reporting period ending December 31, 2013. The Eighth Amendment also limits future unfinanced cumulative Capital Expenditures for the period beginning January 1, 2013 through September 30, 2013, to a maximum of $13.3 million and shortened the period for unfinanced Capital Expenditures established under the Sixth Amendment to December 31, 2012. The $30.0 million minimum availability requirement, instituted under the Sixth Amendment, will remain in effect. The existing annual Capital Expenditures covenant remains in effect. Interest rates and repayment terms were unaffected by the Eighth Amendment.

On December 12, 2011, we entered into an Equipment Finance Agreement (the "Equipment Finance Agreement") with First Niagara Leasing, Inc. providing up to $10.4 million in connection with the Buffalo shredder project. As of December 31, 2011, the Company had drawn down a total of $7.9 million of which $6.6

million was used to repay Term Loan I under the Credit Agreement. The equipment loan is secured by the shredder and related equipment. The loan bears interest at a rate of 4.77% per annum, requires monthly payments of $110,000 beginning January 2012, and matures December 2022. The Equipment Financing Agreement contains financial covenants that mirror those of the Credit Agreement with the Company's primary lender. The Company also notified First Niagara of the Fixed Charge Coverage Ratio non-compliance and the EBITDA non-compliance described above. On November 6, 2012, the Company and First Niagara entered into an amendment to the Equipment Finance Agreement adopting the covenant modifications prescribed by the Sixth Amendment to the Credit Agreement and on March 6, 2013, the Company and First Niagara entered into an amendment adopting the covenant modifications prescribed by the Eighth Amendment. As of December 31, 2012, the outstanding balance under the loan was $9.6 million.

Senior Unsecured Convertible Notes Payable:

On April 23, 2008, we entered into a Securities Purchase Agreement with accredited investors ("Note Holders") which provided for the sale of $100.0 million of Senior Unsecured Convertible Notes (the "Notes") convertible into shares of our common stock ("Note Shares"). The initial and current conversion price of the Notes is $14.00 per share. The Notes bear interest at 7% per annum, payable in cash, and will mature in April 2028. In addition, the Notes contain (i) an optional repurchase right exercisable by the Note Holders on the sixth, eighth and twelfth anniversaries of the date of issuance of the Notes, whereby each Note Holder will have the right to require the Company to redeem the Notes at par and (ii) an optional redemption right exercisable by the Company beginning on May 1, 2011, the third anniversary of the date of issuance of the Notes, and ending on the day immediately prior to the sixth anniversary of the date of issuance of the Notes, whereby the Company shall have the option but not the obligation to redeem the Notes at a redemption price equal to 150% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest thereon, limited to 30% of the aggregate principal amount of the Notes as of the issuance date, and from and after the sixth anniversary of the date of issuance of the Notes, the Company shall have the option to redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest thereon.

As of December 31, 2012, the outstanding balance on the Notes was $67.9 million (net of $883,000 in unamortized discount related to the original fair value of warrants issued with the Notes).

The Notes also contain (i) certain repurchase requirements upon a change of control, (ii) make-whole provisions upon a change of control, (iii) "weighted average" anti-dilution protection, subject to certain exceptions, (iv) an interest make-whole provision in the event that the Note Purchasers are forced to convert their Notes between the third and sixth anniversaries of the date of issuance of the Notes whereby the Note Purchasers would receive the present value (using a 3.5% discount rate) of the interest they would have earned had their Notes so converted been outstanding from such forced conversion date through the sixth anniversary of the date of issuance of the Notes, and (v) a debt incurrence covenant which limits our ability to incur debt under certain circumstances.

Convertible Note Exchanges

At various times during the year ended December 31, 2012, the Company repurchased an aggregate $7.3 million in convertible notes, in cash for $6.8 million, using proceeds of the Revolver described above resulting in a gain of $63,000 net of $97,000 in unamortized warrant discount and $320,000 in unamortized deferred financing costs.

On September 28, 2011, the Company repurchased convertible notes totaling $5.0 million for $4.5 million using proceeds of the Revolver described above, resulting in a gain of $243,000, net of $69,000 in unamortized warrant discount and $226,000 in unamortized deferred financing costs.

On August 26, 2010, the Company repurchased convertible notes totaling $500,000 for $375,000 using proceeds of the Revolver described above resulting in a gain of $101,000 net of unamortized warrant discount.

All convertible notes surrendered in the repurchase and exchanges were retired and cancelled.

Future Capital Requirements

As of December 31, 2012, we had $5.4 million in cash, availability under the Credit Agreement of $39.8 million and total working capital of $110.6 million. As of December 31, 2012, our current liabilities totaled $39.9 million. We expect to fund our current working capital needs, interest payments and capital expenditures with cash on hand and cash generated from operations, supplemented by borrowings available under our current Credit Agreement and potentially available elsewhere, such as vendor financing, manufacturer financing, operating leases and other equipment lines of credit that are offered to us from time to time. We may also access equity and debt markets for possible acquisitions, working capital and to restructure current debt.

Historically, the Company has entered into negotiations with its lenders when it was reasonably concerned about potential breaches and prior to the occurrences of covenant defaults. A breach of any of the covenants contained in lending agreements could result in default under such agreements. In the event of a default, a lender could refuse to make additional advances under the revolving portion of a credit facility, could require the Company to repay some or all of its outstanding debt prior to maturity, and/or could declare all amounts borrowed by the Company, together with accrued interest, to be due and payable. In the event that this occurs, the Company may be unable to repay all such accelerated indebtedness, which could have a material adverse impact on its financial position and operating performance.

Our Credit Agreement matures on January 23, 2014. We are in negotiations to extend or modify the existing Credit Agreement with our current lenders. We may also seek to obtain financing from other lenders. We can give no assurance that we will be able to enter into an agreement with terms as favorable as the current Credit Agreement, or if at all. If necessary, we may attempt to access equity and debt markets or to obtain new financing arrangements with new lenders or investors as alternative funding sources to restructure current debt. Any issuance of new equity could dilute current shareholders. Any new debt financing could be on terms less favorable than those of our existing financing and could subject us to new and additional covenants. Decisions by lenders and investors to enter into such transactions with the Company would depend upon a number of factors, such as the Company's historical and projected financial performance, compliance with the terms of its current or future credit agreements, industry and market trends, internal policies of prospective lenders and investors, and the availability of capital. No assurance can be had that the Company would be successful in obtaining funds from alternative sources.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, result of operations or cash flows.

Acquisitions

As discussed in Note 2 to the financial statements, in 2012, we acquired 100% of the outstanding capital stock of Skyway Auto Parts, Inc., an auto dismantler located in Buffalo, New York; we acquired substantially all of the assets, including real property, of Bergen Auto Recycling LLC., an auto dismantler located in Bergen, New York; and we formed a joint venture to co-operate a new scrap recycling facility in Cleveland, Ohio. In 2011, we acquired 100% of the outstanding capital stock of Goodman Services, Inc., a Bradford, Pennsylvania-based full service recycling company with additional facilities in Jamestown, New York and Canton, Ohio. These acquisitions are consistent with our expansion strategy of penetrating geographically contiguous markets and benefiting from intercompany and operating synergies that are available through consolidation. We will continue to seek opportunities to acquire smaller tuck-in operations on terms we deem favorable.

Capital Expenditures

For the year ended December 31, 2012, we continued to make significant investments in our operations and expended $23.2 million on capital improvements and equipment. Our additions in 2012 included the purchase of the land and building and made significant additions to the facility where our Texas PGM recycling facility operates in order to expand the operation into the traditional scrap metal market for a total of $3.7 million. We completed the Buffalo, New York shredder facility and added related support equipment totaling $4.3 million. We also refurbished our shredder and made site improvements to our facility in Youngstown Ohio at a cost of $4.2 million. For the year ended December 31, 2011, the Company expended $26.2 million for capital improvements and equipment. The most significant expenditure was for the purchase of a 44-acre parcel of land, including a 177,500-square-foot building, in suburban Buffalo and related costs to install an indoor scrap metal shredder at the site. The Company has concluded two years of expansion capital expenditure spending and management anticipates significant reductions in capital expenditures for 2013.

Contingencies

We are involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company's consolidated financial position, results of operations, or cash flows.

Three of our subsidiaries have been named in preference actions filed in the pending bankruptcies of RG Steel, LLC, and its affiliates. Certain subsidiaries of ours are also unsecured creditors of RG Steel, LLC, and its affiliates and have claims for payment pending against the debtors. These debtor claims are carried on our balance sheet at expected recoverable values. We believe we have substantial defenses to a significant portion of the preference claims against us. We have recorded a reserve of $551,000 in current liabilities for what we believe is our exposure against potential liability, however, we can give no assurance that the amount will not increase.

The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability because the Company believes that the cost for such insurance is not economical. However, we continue to monitor products offered by various insurers that may prove to be practical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its consolidated financial position, results of operations, and cash flows could be materially adversely affected. The Company and its subsidiaries are at this time in material compliance with all of their pending remediation obligations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial risk resulting from fluctuations in interest rates and commodity prices. We seek to minimize these risks through regular operating and financing activities.

Interest rate risk

We are exposed to interest rate risk on our floating rate borrowings. As of December 31, 2012, $40.1 million of our outstanding debt consisted of variable rate borrowings pursuant to the Credit Agreement with JPMorgan Chase Bank, N.A. Borrowings under the Credit Agreement bear interest at either, the prime rate of interest plus a margin or LIBOR plus a margin. Increases in either the prime rate or LIBOR may increase interest expense. Assuming our variable borrowings at December 31, 2012 were to equal the average borrowings under our senior secured credit facility during a fiscal year, a hypothetical increase or decrease in interest rates by 1% would increase or decrease interest expense on our variable borrowings by approximately $401,000 per year with a corresponding change in cash flows. We have no open interest rate protection agreements as of December 31, 2012.

Commodity price risk

We are exposed to risks associated with fluctuations in the market price for both ferrous, non-ferrous, PGM and lead metals which are at times volatile. See the discussion under the section entitled "Risk Factors — The metals recycling industry is highly cyclical and export markets can be volatile" located in this Annual Report. We attempt to mitigate this risk by seeking to turn our inventories quickly as markets allow instead of holding inventories in anticipation of higher commodity prices. We use forward sales contracts with PGM substrate processors to hedge against the extremely volatile PGM metal prices. The Company estimates that if selling prices decreased by 10% in any of the business units in which it operates, there would not be a material write-down of any reported inventory values.

Foreign currency risk

International sales account for an immaterial amount of our consolidated net sales and all of our international sales are denominated in U.S. dollars. We also purchase a small percentage of our raw materials from international vendors and these purchases are also denominated in local currencies. Consequently, we do not enter into any foreign currency swaps to mitigate our exposure to fluctuations in the currency rates.

Risk from Common Stock market price

We are exposed to risks associated with the market price of our own common stock. In connection with certain financings, we have issued warrants that can be "put" to us upon a change of control. We are required to use the value of our common stock as an input variable to determine the fair value of the liability associated with the put warrant. Fluctuations in the market price of our common stock have an effect on the liability. For example, if the price of our common stock was $1.00 higher as of December 31, 2012, the put warrant liability would increase by $20,000.

Item 8. *Financial Statements and Supplementary Data*

The financial statements data required by this Item 8 are set forth at the pages indicated at Item 15(a)(1).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer identified a material weakness in our internal control over financial reporting and therefore concluded that our disclosure controls and procedures were not effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no material changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting."

The attestation report called for by Item 308(b) of Regulation S-K is included herein as "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting."

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of our businesses. Based on this evaluation, our management identified a material weakness in our internal control over financial reporting and has therefore concluded that our internal control over financial reporting was not effective as of December 31, 2012.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As part of our 2012 annual goodwill impairment assessment, we originally estimated the value of our reporting units using a discounted cash flow model in which we applied a discount rate that was more applicable to an enterprise valuation of each reporting unit. However, our models were designed to compute an equity value of our reporting units. The corrected use of an equity valuation discount rate is reflected in our final goodwill impairment assessment as reflected in the accompanying consolidated financial statements.

We intend to remediate this material weakness by subjecting our use of a discount rate in future fair value determinations to additional review and specific approval by our Chief Financial Officer and by an independent valuation firm.

Other than the deficiency described above, we are not aware of any material weakness impacting the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm, CohnReznick LLP audited our internal control over financial reporting as of December 31, 2012. CohnReznick's report dated March 14, 2013 expressed an adverse opinion on our internal control over financial reporting and is included in this Item 9A.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders
Metalico, Inc.

We have audited Metalico, Inc. and Subsidiaries (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

As part of its 2012 annual goodwill impairment assessment, the Company originally estimated the value of its reporting units using a discounted cash flow model in which they applied a discount rate that was more applicable to an enterprise valuation of each of its reporting units. However, the original models were designed to compute an equity value of each of the reporting units.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 financial statements, and this report does not affect our audit report dated March 14, 2013 on those financial statements

In our opinion, as specifically described above, the Company did not maintain effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 2012, and our report dated March 14, 2013 expressed an unqualified opinion thereon.

/s/ CohnReznick LLP
Roseland, New Jersey
March 14, 2013

Item 9B. ***Other Information***

None.

Item 10. *Directors, Executive Officers, and Corporate Governance*

Information required under this item is incorporated by reference from sections entitled "Proposal 1 — Election of Directors," "Directors and Executive Officers," "Board Committees," "Compensation Committee Interlocks and Insider Participation," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Ethics" in our definitive proxy statement, which will be filed with the SEC before April 30, 2013.

Item 11. *Executive Compensation*

Information required under this item is incorporated by reference from sections entitled "Executive Compensation" "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Employment Agreements," "Executive Bonus Plan," "1997 Long-Term Incentive Plan", "2006 Long-Term Incentive Plan", "Compensation Committee Report," "Director Compensation," and "Shareholder Performance" in our definitive proxy statement, which will be filed with the SEC before April 30, 2013.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required under this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement, which will be filed with the SEC before April 30, 2013.

Item 13. *Certain Relationships and Related Party Transactions, and Director Independence*

Information required under this item is incorporated by reference from the section entitled "Certain Relationships and Related Party Transactions" in our definitive proxy statement, which will be filed with the SEC before April 30, 2013.

Item 14. *Principal Accounting Fees and Services*

Information required under this item is incorporated by reference from the section entitled "Audit and Non-Audit Fees" in our definitive proxy statement, which will be filed with the SEC before April 30, 2013.

Item 15. *Financial Statements and Exhibits*

(a) *FINANCIAL STATEMENTS*

The following financial statements are included as part of this Form 10-K beginning on page F-1:

Index to Financial Statements

(b) *EXHIBITS*

The following exhibits are filed as part of this Form 10-K:

3.1 Fourth Amended and Restated Certificate of Incorporation of Metalico, Inc.; previously filed as Appendix A to Proxy Statement on Schedule 14A for the Company's 2008 Annual Meeting of Stockholders filed May 15, 2008 and incorporated herein by reference

3.2 Third Amended and Restated Bylaws of Metalico, Inc.; previously filed as Exhibit 3.2 to Current Report on Form 8-K filed November 3, 2005 and incorporated herein by reference

4.1 Specimen Common Stock Certificate; previously filed as Exhibit 4.1 to Form 10 filed December 20, 2004 and incorporated herein by reference

10.7* Metalico, Inc. 1997 Long-Term Incentive Plan; previously filed as Exhibit 10.7 to Form 10 filed December 20, 2004 and incorporated herein by reference

10.8* Metalico, Inc. Executive Bonus Plan; previously filed as Exhibit 10.8 to Form 10 filed December 20, 2004 and incorporated herein by reference

10.9 Credit Agreement, dated as of February 26, 2010 but entered into March 2, 2010, by and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers and guarantors and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; previously filed as Exhibit 10.1 to Current Report on Form 8-K filed March 4, 2010 and incorporated herein by reference

10.10 Second Amendment dated January 27, 2011 to Credit Agreement dated as of February 26, 2010 between and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers or guarantors and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; previously filed as Exhibit 10.10 to Form 10-K filed March 15, 2010 and incorporated herein by reference

10.11 Fifth Amendment dated February 27, 2012 to Credit Agreement dated as of February 26, 2010 between and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers or guarantors and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; previously filed as Exhibit 10.11 to Form 10-K filed March 14, 2012 and incorporated herein by reference.

10.12 Sixth Amendment dated November 6, 2012 to Credit Agreement dated as of February 26, 2010 between and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers or guarantors and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; previously filed as Exhibit 10.12 to Form 10-Q filed November 9, 2012 and incorporated herein by reference

10.13 Equipment Financing Agreement dated December 12, 2011 as amended by Amendment No. 1 dated February 17, 2012 between Buffalo Shredding and Recovery, LLC as borrower and First Niagara Leasing, Inc. as lender; previously filed as Exhibit 10.13 to Form 10-K filed March 14, 2012 and incorporated herein by reference.

10.14 Eighth Amendment dated March 6, 2013 to Credit Agreement dated as of February 26, 2010 between and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers or guarantors and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; previously filed as Exhibit 10.14 to Current Report on Form 8-K filed March 11, 2013 and incorporated herein by reference

10.16* Form of Employee Deferred Stock Agreement under Metalico, Inc. 2006 Long-Term Incentive Plan; previously filed as Exhibit 10.16 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference

10.18* Metalico 2006 Long-Term Incentive Plan; previously filed as Appendix A to Proxy Statement on Schedule 14A for the Company's 2006 Annual Meeting of Stockholders filed April 13, 2006 and incorporated herein by reference

10.19* Form of Employee Incentive Stock Option Agreement under Metalico, Inc. 2006 Long-Term Incentive Plan; previously filed as Exhibit 10.19 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference

10.20*	Form of Employee Restricted Stock Grant Agreement under Metalico, Inc. 2006 Long-Term Incentive Plan; previously filed as Exhibit 10.20 to Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference
10.21	Securities Purchase Agreement dated as of June 21, 2007 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.1 to Current Report on Form 8-K filed June 22, 2007 and incorporated herein by reference
10.22	Registration Rights Agreement dated as of June 21, 2007 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.2 to Current Report on Form 8-K filed June 22, 2007 and incorporated herein by reference
10.23	Form of Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 among AgriFuel Co. ("AgriFuel"), the purchasers of AgriFuel stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference
10.24	Form of Amendment No. 1 dated August 22, 2007 to Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 among AgriFuel Co., nka Beacon Energy Corp. ("Beacon"), the purchasers of Beacon stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference
10.25	Form of Series B Stock Subscription Agreement and Stockholder Agreement dated August 22, 2007 among Beacon Energy Corp. ("Beacon"), the purchasers of Beacon stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference
10.26	Form of Subscription and Investment Agreement (Series C) dated May 15, 2008 among Beacon Energy Corp., the investors identified therein, and Metalico, Inc.; previously filed as Exhibit 10.26 to Quarterly Report on Form 10-Q for quarter ended June 30, 2008 and incorporated herein by reference
10.28	Securities Purchase Agreement dated as of April 23, 2008 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.1 to Current Report on Form 8-K/A filed April 24, 2008 and incorporated herein by reference
10.29	Registration Rights Agreement dated as of April 23, 2008 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.2 to Current Report on Form 8-K/A filed April 24, 2008 and incorporated herein by reference
10.30	Form of Senior Unsecured Convertible Note issued to investors party to Agreements identified in Exhibits 10.27 and 10.28 above, previously filed as Exhibit 10.3 to Current Report on Form 8-K filed May 5, 2008 and incorporated herein by reference
10.31	Form of Common Stock Purchase Warrant issued to investors party to Agreements identified in Exhibits 10.27 and 10.28 above, previously filed as Exhibit 10.4 to Current Report on Form 8-K/A filed April 24, 2008 and incorporated herein by reference
10.32	Amendment No. 2 dated November 6, 2012 to Equipment Financing Agreement dated December 12, 2011 by and between Buffalo Shredding and Recovery, LLC as borrower and First Niagara Leasing, Inc. as lender; previously filed as Exhibit 10.32 to Form 10-Q filed November 9, 2012 and incorporated herein by reference
10.33	Amendment No. 3 dated March 6, 2013 to Equipment Financing Agreement dated December 12, 2011 by and between Buffalo Shredding and Recovery, LLC as borrower and First Niagara Leasing, Inc. as lender; previously filed as Exhibit 10.33 to Current Report on Form 8-K filed March 11, 2013 and incorporated herein by reference

14.1	Code of Business Conduct and Ethics, available on the Company's website (www.metalico.com) and incorporated herein by reference
21.1	List of Subsidiaries of Metalico, Inc
23.1	Consent of CohnReznick LLP
31.1	Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
32.1	Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALICO, INC.
(Registrant)

By: /s/ CARLOS E. AGÜERO
Carlos E. Agüero
Chairman, President and Chief Executive Officer

Date: March 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CARLOS E. AGÜERO Carlos E. Agüero	Chairman of the Board of Directors, President, Chief Executive Officer and Director	March 14, 2013
/s/ KEVIN WHALEN Kevin Whalen	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2013
/s/ MICHAEL J. DRURY Michael J. Drury	Executive Vice President and Chief Operating Officer and Director	March 14, 2013
/s/ BRET R. MAXWELL Bret R. Maxwell	Director	March 14, 2013
/s/ PAUL A. GARRETT Paul A. Garrett	Director	March 14, 2013
/s/ SEAN P. DUFFY Sean P. Duffy	Director	March 14, 2013

INDEX TO FINANCIAL STATEMENTS

The following financial statements are included as part of this Form 10-K beginning on page F-1:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Metalico, Inc.

We have audited the consolidated balance sheets of Metalico, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2012. Metalico, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metalico, Inc. and Subsidiaries as of December 31, 2012 and 2011, and their results of operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2013, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ CohnReznick LLP

Roseland, New Jersey
March 14, 2013

Metalico, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2012 and 2011

	2012	2011
	($ thousands)	
ASSETS		
Current Assets		
Cash	$ 5,418	$ 5,932
Trade receivables, less allowance for doubtful accounts 2012 — $572; 2011 — $829	59,067	50,965
Inventories	74,947	85,659
Prepaid expenses and other current assets	5,398	5,250
Income taxes receivable	3,656	3,938
Deferred income taxes	2,010	2,345
Total current assets	150,496	154,089
Property and equipment, net	101,580	91,361
Goodwill	54,773	73,548
Other intangibles, net	40,920	40,228
Other assets, net	4,209	5,667
Total assets	$351,978	$364,893
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt	$ 7,887	$ 5,963
Current maturities of other long-term debt	5,249	6,687
Accounts payable	21,185	22,040
Accrued expenses and other current liabilities	5,604	4,160
Total current liabilities	39,925	38,850
Long-Term Liabilities		
Senior unsecured convertible notes payable	67,927	75,074
Other long-term debt, less current maturities	49,325	41,030
Deferred income taxes	11,646	15,918
Accrued expenses and other long-term liabilities	1,480	2,119
Total long-term liabilities	130,378	134,141
Total liabilities	170,303	172,991
Commitments and Contingencies (Notes 15 and 16)		
Equity		
Common stock	48	47
Additional paid-in capital	184,111	182,379
Retained (deficit) earnings	(3,201)	9,910
Accumulated other comprehensive loss	(449)	(434)
Total Metalico Inc and Subsidiaries equity	180,509	191,902
Noncontrolling interest	1,166	—
Total equity	181,675	191,902
Total liabilities and equity	$351,978	$364,893

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	($ thousands, except share data)		
Revenue	$573,643	$660,907	$553,253
Costs and expenses			
Operating expenses	523,684	584,685	477,066
Selling, general and administrative expenses	29,473	29,040	26,482
Depreciation and amortization	17,344	14,610	13,728
Impairment charges	19,601	—	—
Gain on insurance recovery	(1,297)	—	(513)
	588,805	628,335	516,763
Operating (loss) income	(15,162)	32,572	36,490
Financial and other income (expense)			
Interest expense	(9,083)	(9,358)	(9,837)
Gain on settlement	4,558	—	—
Accelerated amortization and other costs related to refinancing of senior debt	—	—	(3,046)
Financial instruments fair value adjustment	196	3,586	(496)
Equity in income (loss) of unconsolidated investee	11	(46)	28
Gain on debt extinguishment	63	243	101
Other income	21	142	10
	(4,234)	(5,433)	(13,240)
(Loss) income from continuing operations before (benefit) provision for income taxes	(19,396)	27,139	23,250
(Benefit) provision for federal and state income taxes	(6,251)	9,719	9,779
(Loss) income from continuing operations	(13,145)	17,420	13,471
Discontinued operations:			
Loss from discontinued operations less applicable credit for income taxes of $6	—	—	(9)
Consolidated net (loss) income	(13,145)	17,420	13,462
Net loss attributable to noncontrolling interest	34	—	—
Net (loss) income attributable to Metalico, Inc.	$(13,111)	$ 17,420	$ 13,462
(Loss) earnings per share:			
Basic:			
(Loss) income from continuing operations	$ (0.28)	$ 0.37	$ 0.29
Loss from discontinued operations	—	—	—
Net (loss) income	$ (0.28)	$ 0.37	$ 0.29
Diluted:			
(Loss) income from continuing operations	$ (0.28)	$ 0.37	$ 0.29
Loss from discontinued operations	—	—	—
Net (loss) income	$ (0.28)	$ 0.37	$ 0.29

See Notes to Consolidated Financial Statements.

METALICO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	($ thousands, except share data)		
Net (loss) income	$(13,111)	$17,420	$13,462
Other comprehensive (loss) income, net of tax	(15)	(119)	394
Comprehensive (loss) income	$(13,126)	$17,301	$13,856

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Equity
Years Ended December 31, 2012, 2011 and 2010

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
			($ thousands)			
Balance January 1, 2010	$46	$171,892	$(20,972)	$(709)	$ —	$150,257
Issuance of 127,820 shares of common stock in exchange for options exercised	—	407	—	—	—	407
Stock based compensation expense, net of deferred tax benefit of $44	—	2,795	—	—	—	2,795
Net income	—	—	13,462	—	—	13,462
Other comprehensive income, net of deferred tax expense of $212	—	—	—	394	—	394
Balance December 31, 2010	46	175,094	(7,510)	(315)	—	167,315
Issuance of 782,763 shares of common stock for business acquisition, net of issuance costs	1	4,628	—	—	—	4,629
Issuance of 109,906 shares of common stock in exchange for options exercised	—	542	—	—	—	542
Stock based compensation expense, net of deferred tax benefit of $58	—	2,115	—	—	—	2,115
Net income	—	—	17,420	—	—	17,420
Other comprehensive loss, net of deferred tax benefit of $63	—	—	—	(119)	—	(119)
Balance December 31, 2011	47	182,379	9,910	(434)	—	191,902
Issuance of 9,528 shares of common stock in exchange for options exercised	—	36	—	—	—	36
Issuance of 111,791 shares of common stock on deferred stock vesting, net of tax withholding repurchase	1	(56)	—	—	—	(55)
Stock based compensation expense, net of deferred tax benefit of $25	—	1,652	—	—	—	1,652
Issuance of 67,568 shares of common stock for investment in joint venture	—	100	—	—	—	100
Contributions from noncontrolling interest	—	—	—	—	1,200	1,200
Net loss	—	—	(13,111)	—	(34)	(13,145)
Other comprehensive loss, net of deferred tax benefit of $9	—	—	—	(15)	—	(15)
Balance December 31, 2012	$48	$184,111	$ (3,201)	$(449)	$1,166	$181,675

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		($ thousands)	
Cash Flows from Operating Activities			
Consolidated net (loss) income	$(13,145)	$ 17,420	$ 13,462
Adjustments to reconcile consolidated net (loss) income to net cash provided by (used in) operating activities:			
Depreciation	14,264	12,175	11,021
Amortization	3,811	3,523	3,500
Amortization of note payable and put option discounts	56	65	67
Provision for doubtful accounts receivable and loss on vendor advances	2,283	237	370
Deferred income tax provision (benefit)	(6,371)	8,069	2,732
Net gain on sale and disposal of property and equipment	(1,035)	(265)	(537)
Non-cash gain on settlement	(1,017)	—	—
Impairment charges	19,601	—	—
Gain on debt extinguishment	(63)	(243)	(101)
Equity in loss (income) of unconsolidated investee	(11)	46	(28)
Financial instruments fair value adjustment	(196)	(3,586)	496
Compensation expense on restricted stock and stock options issued	1,652	2,115	2,795
Excess tax benefit from stock-based compensation	94	59	44
Deferred financing costs expensed	—	—	2,107
Other non-cash items	35	—	—
Change in assets and liabilities, net of business acquisitions:			
(Increase) decrease in:			
Trade receivables	(9,969)	6,651	(24,320)
Inventories	11,347	(10,995)	(20,873)
Prepaid expenses and other current assets	1,807	(1,670)	2,490
Increase (decrease) in:			
Accounts payable, accrued expenses and income taxes receivable	(761)	(608)	1,576
Net cash provided by (used in) operating activities	22,382	32,993	(5,199)
Cash Flows from Investing Activities			
Proceeds from insurance recovery and sale of property and equipment	1,356	578	646
Purchase of property and equipment	(23,195)	(26,196)	(5,449)
(Increase) decrease in other assets	534	(455)	220
Investment in unconsolidated investee	—	—	(350)
Cash paid for business acquisitions, less cash acquired	(2,627)	(1,844)	—
Net cash used in investing activities	(23,932)	(27,917)	(4,933)
Cash Flows from Financing Activities			
Net borrowings (payments) under revolving lines-of-credit	9,618	(5,437)	4,623
Proceeds from other borrowings	6,070	13,049	9,452
Principal payments on other borrowings	(14,099)	(10,516)	(4,498)
Proceeds from issuance of common stock on exercised options	36	542	407
Excess tax benefit from stock-based compensation	(25)	(59)	(44)
Debt-issuance costs paid	(564)	(196)	(1,273)
Net cash provided by (used in) financing activities	1,036	(2,617)	8,667
Net (decrease) increase in cash	(514)	2,459	(1,465)
Cash:			
Beginning of year	5,932	3,473	4,938
End of year	$ 5,418	$ 5,932	$ 3,473

See Notes to Consolidated Financial Statements.

($ thousands, except per share data)

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Metalico Inc. and subsidiaries (the "Company") operates in three distinct business segments: (a) ferrous and non-ferrous scrap metal recycling ("Scrap Metal Recycling"), (b) platinum group and minor metals recycling ("PGM and Minor Metals Recycling"), and (c) lead metal product fabricating ("Lead Fabricating"). At December 31, 2012, the Company's operating facilities included twenty-three scrap metal recycling facilities, including a combined aluminum de-oxidizing plant, six PGM and Minor Metal Recycling facilities and four lead product manufacturing and fabricating plants. The Company markets a majority of its products domestically but maintains several international customers.

Liquidity and risk: The Company expects to fund current working capital needs, interest payments and capital expenditures through December 31, 2013, with cash on hand and cash generated from operations, supplemented by borrowings available under the current Credit Agreement and potentially available elsewhere, such as vendor financing or other equipment lines of credit. The Company's senior credit agreement matures on January 24, 2014. Under the Fifth Amendment to the credit agreement, the maturity date will be extended to February 17, 2016, if the aggregate outstanding principal balance of the Company's 7% Convertible Notes is not more than $15,000 as of December 31, 2013 and certain availability tests are met. At December 31, 2012, the outstanding convertible notes principal balance was $68,810. The Company cannot guarantee it will be able to reduce the outstanding convertible note balance below $15,000 by December 31, 2013. Additionally, the convertible notes contain an optional repurchase right exercisable by the note holders that becomes effective on May 1, 2014. Should the note holders exercise their rights, the current senior credit agreement does not provide sufficient liquidity to repurchase the convertible notes. The Company is working with its existing lenders, as well as others, to obtain new credit facilities that will provide adequate liquidity beyond the maturity of the current senior credit agreement. No assurance can be provided that the Company will be able to enter into a new credit agreement or that the terms of a new agreement will be as favorable as the terms of the current agreement. The Company is also considering financing alternatives to provide for the repurchase of the convertible notes prior to or at the time of exercise. These alternatives may include a new larger credit facility or they may seek to access the capital markets with a new debt or equity offering. No assurance can be given that the Company will be able to secure the financing to redeem the convertible notes.

Reference should be made to Note 17 regarding discontinued operations of the Company.

A summary of the Company's significant accounting policies follows:

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. The Company uses estimates in determining the reported amounts for reserves for uncollectible accounts receivable and vendor advances, inventory, deferred tax asset and intangible asset valuations, put warrant liability and stock-based compensation. Actual results could differ from those estimates.

Principles of consolidation: The accompanying financial statements include the accounts of Metalico, Inc. and its consolidated subsidiaries, which are comprised of those entities in which it has an investment equal to or more than 50%, or a controlling financial interest. A controlling financial interest exists when the Company holds an interest of less than 50% in an entity, but possesses (i) control over more than 50% of the voting rights by virtue of indirect ownership by certain officers and shareholders of the Company, (ii) the power to govern the entity's most significant financial and operating policies by agreement or statute or ability to appoint management, (iii) the right to appoint or remove the majority of the board of directors, or (iv) the power to assemble the majority of voting rights at meetings of the board of directors or other governing body. All significant intercompany accounts and transactions have been eliminated.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. The Company generally does not charge interest on past-due amounts or require collateral on trade receivables.

Concentration of credit risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, money market mutual funds and trade receivables. At times, cash in banks is in excess of the FDIC insurance limit. The Company has not experienced any loss as a result of those deposits.

Inventories: Inventories are valued at the lower of cost or market determined on a first-in, first-out basis. A portion of operating labor and overhead costs has been allocated to inventory.

Property and equipment: Property and equipment are stated at cost. Depreciation, less estimated salvage value, is provided on a straight-line basis, over the estimated service lives of the respective classes of property and equipment ranging between 3 and 10 years for office furniture and fixtures, 3 and 10 years for vehicles, 2 and 20 years for machinery and equipment and 3 and 39 years for buildings and improvements.

Goodwill: The Company records as goodwill the excess of the purchase price over the fair value of identifiable net assets acquired. Accounting Standards Codification ("ASC") prescribes a two-step process for impairment testing of goodwill, which is performed at least annually, or when the Company has determined that an event triggering impairment may have occurred. The first step tests for impairment by comparing the estimated fair value of each reporting unit to its carrying value. The fair values of the reporting units are estimated by discounted cash flows produced by a 5 year forecast. Forecasts of future cash flows are based on the Company's best estimate of future net sales and operating expenses. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and its carrying value. The Company performs its annual analysis as of December 31 of each fiscal year.

Other intangible and other assets: Covenants not to compete are amortized on a straight-line basis over the terms of the agreements, not exceeding 5 years. Debt issue costs are amortized over the average term of the related credit agreement using the effective interest method. Supplier lists are amortized on a straight-line basis not to exceed 20 years and trademarks and know-how have indefinite lives.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of definite-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment is recognized as the amount by which the carrying amount exceeds the estimated discounted fair value of the asset. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell. Indefinite-lived assets are tested for impairment annually or when impairment is suspected by a comparison of the carrying amount of the asset to the net present value of future cash flows expected to be generated by the asset.

Equity method of accounting: The Company accounts for its unconsolidated investees using the equity method of accounting. Under the equity method, the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition, less distributions received since acquisition. Equity in the losses of the unconsolidated investee is recognized according to the Company's percentage ownership in the unconsolidated investee until the Company contributed capital has been fully depleted. Reserves are provided where management determines that the investment or equity in earnings is not realizable. Changes in equity in undistributed earnings or losses since acquisition are reflected in financial and other income (expense) in the statements of operations.

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses.

Revenue recognition: Revenue from product sales is recognized as goods are shipped, which generally is when title transfers and the risks and rewards of ownership have passed to customers, based on free on board ("FOB") terms. Brokerage sales are recognized upon receipt of materials by the customer and reported net of costs in product sales. Historically, there have been very few sales returns and adjustments in excess of reserves for such instances that would impact the ultimate collection of revenues; therefore, no material provisions have been made when a sale is recognized.

Derivative financial instruments: All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

Stock-based compensation: For employee stock options, the Company calculates the fair value of the award on the date of grant using the Black-Scholes method and recognizes that expense over the service period for awards expected to vest. The fair value of restricted stock awards is determined based on the number of shares granted and the average of the high and low quoted market price of the Company's common stock on the date of grant. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Environmental remediation costs: The Company is subject to comprehensive and frequently changing Federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes, and possible new statutory enactments. The Company accrues losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recorded no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Determining (a) the extent of remedial actions that are or may be required, (b) the type of remedial actions to be used, (c) the allocation of costs among potentially responsible parties ("PRPs") and (d) the costs of making such determinations, on a site-by-site basis, require a number of judgments and assumptions and are inherently difficult to estimate. The Company utilizes certain experienced consultants responsible for site monitoring, third party environmental specialists, and correspondence and progress reports obtained from the various regulatory agencies responsible for site monitoring to estimate its accrued environmental remediation costs. The Company generally contracts with third parties to fulfill most of its obligations for remedial actions. The time period necessary to remediate a particular site may extend several years, and the laws governing the remediation process and the technology available to complete the remedial action may change before the remedial action is complete. Additionally, the impact of inflation and productivity improvements can change the estimates of costs to be incurred. It is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, the nonexistence or inability of other PRPs to contribute to the settlements of such liabilities or other factors could necessitate the recording of additional liabilities which could be material. The majority of the Company's environmental remediation accrued liabilities are applicable to its now discontinued secondary lead smelting operations.

Earnings (loss) per common share: Basic earnings (loss) per share ("EPS") data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. Diluted EPS data has been computed on the basis of the assumed conversion, exercise or issuance of all potential common stock instruments, unless the effect is to reduce the loss or increase the net income (loss) per common share.

Note 2. Business Acquisitions

Business acquisition (scrap metal recycling segment): On December 6, 2012, the Company, through its Metalico Rochester subsidiary, acquired substantially all of the assets, including real property, of Bergen Auto Recycling LLC., an auto dismantler located in Bergen, New York. The acquisition provides a source of feedstock material for the Company's shredder facility located nearby in suburban Buffalo. The purchase price was paid using cash provided under the Company's credit agreement. The Company also assumed a mortgage secured by the real property in the amount of $373. The financial statements include a purchase price allocation which included a non-compete agreement valued at $42 and $123 of goodwill. The goodwill will be deductible for income tax purposes. Unaudited pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Joint Venture (scrap metal recycling segment): On December 5, 2012, the Company formed a joint venture with JBI Scrap Processors, Inc. ("JBI"), a scrap metal recycling company in Cleveland, Ohio. The Company invested $1,200, comprised of $600 in cash and $600 in Company stock, issuable in six monthly $100 installments to the principals of JBI, for a 50.1% interest in the venture. The initial assets of the venture will consist of the heavy iron and steel ferrous scrap metal supplier list of JBI, valued at $1,200. The principal of JBI has entered into an employment agreement and will manage the day-to-day operations. The Company has deemed to have purchased the supplier list from JBI and contributed it to the joint venture in exchange for its member interest in the joint venture. The principal of JBI has entered into a non-compete covenant, also valued at $1,200 in exchange for its member interest in the joint venture.

Business acquisition (scrap metal recycling segment): On February 29, 2012, the Company acquired 100% of the outstanding capital stock of Skyway Auto Parts, Inc., an auto dismantler located in Buffalo, New York. The acquisition provides a source of feedstock material for the Company's shredder facility located nearby in suburban Buffalo. The purchase price was paid entirely in cash using a drawdown under the Company's credit agreement. The financial statements include a purchase price allocation which resulted in $603 of goodwill. The goodwill will not be deductible for income tax purposes. Unaudited pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Business acquisition (scrap metal recycling segment): On January 31, 2011, the Company acquired 100% of the outstanding capital stock of Goodman Services, Inc., a Bradford, Pennsylvania-based full service recycling company with additional operations in Jamestown, New York and Canton, Ohio. The acquisition is consistent with the Company's expansion strategy of penetrating geographically contiguous markets and benefiting from intercompany and operating synergies that are available through consolidation. The purchase price included cash and Metalico common stock among other items of consideration. Funding for the acquisition included a drawdown under the Company's Credit Agreement. As part of the purchase price for the acquisition, the Company issued 782,763 shares of its common stock, par value $0.001 per share having an aggregate value to the sellers of $4,391 determined at a price per share of $5.61. The results of operations of the business acquired are included in the Company's scrap metal recycling segment in the consolidated financial statements from the acquisition date forward. Unaudited pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Note 3. Major Customer

Revenues for the years ended December 31, 2012, 2011 and 2010, includes net revenues to the following customer together with the trade receivables due from such customer as of December 31, 2012 and 2011. No other customer accounted for more than 10% of total revenues in any year presented.

	Net Revenues to Customer as a percentage of Total Revenues For the year ended December 31,			Trade Receivable Balance as of December 31,	
	2012	2011	2010	2012	2011
Customer A (PGM and Minor Metals Recycling segment)	6.0%	17.3%	23.6%	$4,651	$2,335

Note 4. Inventories

Inventories as of December 31, 2012 and 2011 were as follows:

	2012	2011
Raw materials	$ 7,832	$ 6,446
Work-in-process	8,791	3,406
Finished goods	7,141	9,456
Ferrous scrap metal	22,120	33,812
Non-ferrous scrap metal	29,063	32,539
	$74,947	$85,659

Note 5. Property and Equipment

Property and equipment as of December 31, 2012 and 2011 consisted of the following:

	2012	2011
Land	$ 12,844	$ 10,930
Buildings and improvements	39,716	30,196
Office furniture, fixtures and equipment	2,253	2,119
Vehicles and machinery and equipment	109,837	100,396
Construction in progress	3,455	3,743
	168,105	147,384
Less accumulated depreciation	66,525	56,023
	$101,580	$ 91,361

For the year ended December 31, 2012 and 2011, the Company capitalized interest expense of $85 and $294, respectively related to facility construction projects.

Note 6. Goodwill

The Company's goodwill resides in multiple reporting units. The carrying amount of goodwill is tested annually as of December 31 or whenever events or circumstances indicate that impairment may have occurred. The Company identified competitive pressures in sourcing PGM catalysts, its effect on gross margins and expectations of future cash flows as a triggering event with respect to its PGM reporting units which required an impairment analysis at September 30, 2012. The combination of these factors has resulted in a decline in forecasted cash flows, and therefore also in the fair value of the Company's PGM reporting units resulting in a goodwill impairment charge of $12,030. At December 31, 2012, in its annual impairment test, the Company determined that the fair value of its Ohio and Pittsburgh scrap metal recycling reporting units, determined from discounted expected future cash flows, did not exceed their respective carrying values. This resulted in goodwill impairment charges of $3,494 for the Ohio reporting units and $3,674 for its Pittsburgh reporting unit. Additionally, the Company determined it would terminate its Ithaca, New York, joint venture agreement upon its expiration on April 1, 2013, resulting in an additional impairment charge of $303. The Company used primarily Level 3 inputs (as described in Note 22) to estimate the fair value of its PGM reporting units.

Changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2012 and 2011 were as follows:

	Scrap Metal Recycling	PGM and Minor Metal Recycling	Lead Fabricating	Corporate and Other	Consolidated
2012					
Balance, beginning	$43,528	$ 24,652	$5,368	$—	$ 73,548
Acquired during the year	726	—	—	—	726
Impairment charges	(7,471)	(12,030)	—	—	(19,501)
Balance, ending	$36,783	$ 12,622	$5,368	$—	$ 54,773
2011					
Balance, beginning	$39,585	$ 24,652	$5,368	$—	$ 69,605
Acquired during the year	3,943	—	—	—	3,943
Balance, ending	$43,528	$ 24,652	$5,368	$—	$ 73,548

Changes in the cumulative amount of impairment charges to goodwill, by segment, for the year ended December 31, 2012 were as follows:

	Scrap Metal Recycling	PGM and Minor Metal Recycling	Lead Fabricating	Corporate and Other	Consolidated
Balance, beginning	$13,036	$18,824	$4,400	$—	$36,260
Impairment charges	7,471	12,030	—	—	19,501
Balance, ending	$20,507	$30,854	$4,400	$—	$55,761

Adverse changes in general economic and market conditions and future volatility in the equity and credit markets could have further impact on the Company's valuation of its reporting units and may require the Company to assess the carrying value of its remaining goodwill and other intangibles prior to normal annual testing dates.

Note 7. Other Intangible Assets

The Company tests all finite-lived intangible assets and other long-lived assets, such as fixed assets, for impairment only if circumstances indicate that possible impairment exists. Estimated useful lives of intangible assets are determined by reference to both contractual arrangements such as non-compete covenants and current and projected cash flows for supplier lists.

Indefinite-lived assets are tested annually as of December 31 or whenever events or circumstances indicate that impairment may have occurred. As described in Note 6, the Company identified a triggering event with respect to its PGM reporting units which required an impairment analysis at September 30, 2012 resulting in an impairment charge of $100 to the trade name of its Texas PGM reporting unit. During 2012 and 2011, no indicators of impairment were identified and no adjustments were made to the estimated lives of finite-lived assets. Other intangible assets as of December 31, 2012 and 2011 consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Impairment Charges	Net Carrying Amount
2012				
Covenants not-to-compete	$ 6,514	$ (1,459)	$ —	$ 5,055
Trademarks and tradenames	6,075	—	(100)	5,975
Supplier relationships	40,330	(10,837)	—	29,493
Know how	397	—	—	397
	$53,316	$(12,296)	$(100)	$40,920
2011				
Covenants not-to-compete	$ 4,105	$ (900)	$ —	$ 3,205
Trademarks and tradenames	6,075	—	—	6,075
Supplier relationships	39,130	(8,579)	—	30,551
Know how	397	—	—	397
	$49,707	$ (9,479)	$ —	$40,228

The changes in the net carrying amount of amortized intangible and other assets by classifications for the years ended December 31, 2012 and 2011 were as follows:

	Covenants Not-to-Compete	Supplier Relationships	Patents and Databases
2012			
Balance, beginning	$3,205	$30,551	$ —
Acquisitions/additions	2,409	1,200	—
Amortization	(559)	(2,258)	—
Balance, ending	$5,055	$29,493	$ —
2011			
Balance, beginning	$1,190	$31,178	$ 31
Acquisitions/additions	2,427	1,630	—
Amortization	(412)	(2,257)	(31)
Balance, ending	$3,205	$30,551	$ —

Amortization expense recognized on all amortizable intangible assets totaled $2,817, $2,700 and $2,731 for the years ended December 31, 2012, 2011 and 2010, respectively. Estimated aggregate amortization expense on amortizable intangible and other assets for each of the next five years and thereafter is as follows:

Years Ending December 31:	Amount
2013	$ 3,199
2014	3,060
2015	3,217
2016	3,172
2017	2,785
Thereafter	19,115
	$34,548

Note 8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of December 31, 2012 and 2011 consisted of the following:

	2012			2011		
	Current	Long-Term	Total	Current	Long-Term	Total
Environmental remediation costs	$ 157	$ 786	$ 943	$ 325	$1,138	$1,463
Payroll and employee benefits	937	543	1,480	1,294	606	1,900
Interest and bank fees	963	—	963	1,087	—	1,087
Customer obligations	954	—	954	265	—	265
Other	2,593	151	2,744	1,189	375	1,564
	$5,604	$1,480	$7,084	$4,160	$2,119	$6,279

Note 9. Pledged Assets, Short-Term Debt, Long-Term Debt and Warrants

	2012	2011
Short-term debt as of December 31, 2012 and 2011 consisted of the following:		
Revolving line-of-credit notes payable under secured credit facility to primary lender, terms as described below	$ 7,887	$ 5,963
Long-term debt, excluding senior unsecured convertible notes payable, as of December 31, 2012 and 2011 consisted of the following:		
Senior debt:		
Revolving line-of-credit payable under secured credit facility with primary lender, terms as described below	$31,546	$23,852
Term loan payable under secured credit facility, with primary lender, due in monthly principal installments of $222 plus interest at the lenders base rate plus a margin (an effective rate of 4.50% at December 31, 2012), maturing March 2013, collateralized by substantially all assets of the Company.	667	3,333
Note payable to bank, due in monthly installments of $110, including interest at 4.77%, maturing December 2022, collateralized by certain equipment	9,615	7,891
Note payable to bank, due in monthly installments of $3, including interest at 7.2%, remainder due April 2019, collateralized by real property	182	201
Note payable to bank, due in monthly installments of $6, including interest at 6.0%, due December 2017, collateralized by real property	373	—
Other, primarily equipment notes payable and capitalized leases for related equipment, interest from 0.0% to 12.4%, collateralized by certain equipment with due dates ranging from 2013 to 2017	7,895	7,065
Subordinated debt (subordinate to debt with primary lenders):		
Note payable to selling shareholders in connection with business acquisition, due in monthly installments of approximately $20 plus interest at 5%, due December 2019, unsecured	1,187	1,325
Notes payable to selling shareholders in connection with business acquisition, due in quarterly installments of approximately $156 plus interest at 6.5%, due January 2016, unsecured	2,027	2,651
Non-compete obligations payable to individuals in connection with business acquisition, due in quarterly installments of $100 plus interest at 6.5%, unsecured	1,082	1,399
	54,574	47,717
Less current maturities	5,249	6,687
Long-term portion	$49,325	$41,030

On March 2, 2010, the Company entered into a Credit Agreement dated as of February 26, 2010 (the "Credit Agreement") with a syndicate of lenders led by JPMorgan Chase Bank, N.A and including RBS Business Capital and Capital One Leverage Finance Corp. Through a series of amendments up to and including the Fifth Amendment ("Fifth Amendment") dated February 17, 2012, the Credit Agreement, as amended, provides for senior secured credit facilities of approximately $113,000, including a $110,000 revolving line of credit (the "Revolver") and $3,000 for the remaining balance of a machinery and equipment term loan facility. The Credit Agreement matures on January 23, 2014, however, under the Fifth Amendment, the maturity date will be extended to February 17, 2016, if the aggregate outstanding principal balance of the Company's 7% Convertible Notes is not more than $15,000 as of December 31, 2013 and the Company meets certain availability tests. The Fifth Amendment also permits the Company, in its discretion, (i) to spend, subject to certain availability tests, up to $25,000 in the aggregate to redeem outstanding Convertible Notes, and (ii) to exchange equity for outstanding Convertible Notes.

As amended, the Revolver provides for revolving loans which, in the aggregate, cannot exceed the lesser of $110,000 or a "Borrowing Base" amount based on specified percentages of eligible accounts receivable and inventory. The Revolver and remaining term loan each bear interest at the "Base Rate" (a rate determined by reference to the prime rate) plus .75% and 2%, respectively, or, at the Company's election, the current LIBOR rate plus 2.75% (an effective rate of 3.16% as of December 31, 2012) for revolving loans and the current LIBOR rate plus 3.75% (an effective rate of 4.50% as of December 31, 2012) for term loans. Under the Credit Agreement, the Company is subject to certain operating covenants and is restricted from, among other things, paying cash dividends, repurchasing its common stock over certain stated thresholds, and entering into certain transactions without the prior consent of the lenders. In addition, the Credit Agreement contains certain financial covenants, including a minimum fixed charge coverage ratio and a maximum capital expenditures covenant. Obligations under the Credit Agreement are secured by substantially all of the Company's assets other than real property, which is subject to a negative pledge. The proceeds of the Credit Agreement are used for acquisitions, working capital, and general corporate purposes.

As of December 31, 2012, the Revolver had $39,792 available for borrowing and $2,294 utilized for outstanding letters of credit. The outstanding balance under the Credit Agreement at December 31, 2012 and 2011 was $40,100 and $33,148, respectively.

The Company was not in compliance with its Fixed Charge Coverage Ratio covenant as of September 30, 2012. On November 6, 2012, the Company entered into a Sixth Amendment (the "Sixth Amendment") to the Credit Agreement that retroactively suspended the Fixed Charge Coverage Ratio covenant for the period ended September 30, 2012 and for the future quarterly periods ending December 31, 2012 and March 31, 2013, replacing it with a non-cumulative, quarterly minimum earnings before interest, tax, depreciation and amortization ("EBITDA") covenant for the same periods. The Fixed Charge Coverage Ratio covenant, which requires a ratio in excess of 1:1 to 1, would resume with the quarterly reporting period ending June 30, 2013. The Sixth Amendment also required that from the effective date of the amendment through June 30, 2013, the Company shall not permit availability under the Credit Agreement to be less than $30,000 for any 5 consecutive days. The Sixth Amendment also imposed a maximum unfinanced cumulative Capital Expenditure limit of $3,300 for the period beginning October 1, 2012 through March 31, 2013. The existing annual Capital Expenditures covenant remains in effect. Interest rates and repayment terms were unaffected by the Sixth Amendment.

At December 31, 2012, the Company was not in compliance with the quarterly minimum EBITDA covenant established by the Sixth Amendment described above. On March 6, 2013, the Company entered into an Eighth Amendment (the "Eighth Amendment") to the Credit Agreement. Changes to the Credit Agreement under a Seventh Amendment were immaterial. The Eighth Amendment retroactively reduced the minimum quarterly EBITDA covenant to $3,200 for the period ended December 31, 2012 and reduces the minimum quarterly EBITDA covenant for the quarterly period ending March 31, 2013 to $4.0 million. The Eighth Amendment also institutes a minimum quarterly EBITDA covenant for the quarterly period ending June 30, 2013 of $9.4 million and for the quarterly period ending September 30, 2013 of $9.6 million. The Fixed Charge Coverage Ratio covenant, which requires a ratio in excess of 1:1 to 1, will resume with the quarterly reporting period ending December 31, 2013. The Eighth Amendment also limits future unfinanced cumulative Capital Expenditures for the period beginning January 1, 2013 through September 30, 2013, to a maximum of $13,250 and shortened the period for unfinanced Capital Expenditures established under the Sixth Amendment to December 31, 2012. The $30,000 minimum availability requirement, instituted under the Sixth Amendment, will remain in effect. The existing annual Capital Expenditures covenant remains in effect. Interest rates and repayment terms were unaffected by the Eighth Amendment.

Listed below are the material debt covenants as prescribed by the Credit Agreement pursuant to the Eighth Amendment.

Minimum EBITDA — three month period ended on December 31, 2012 must not be less than covenant.

Covenant	$3,200
Actual	$3,481

Maximum Unfinanced Cumulative Capital Expenditures — Period beginning October 1, 2012 through December 31 2012, must not exceed covenant.

Covenant	$3,300
Actual	$2,834

Year 2012 Capital Expenditures — Year 2012 annual capital expenditures must not exceed covenant.

Covenant	$25,000
Actual	$23,579

On December 12, 2011, the Company entered into an Equipment Finance Agreement (the "Equipment Finance Agreement") with First Niagara Leasing, Inc. ("First Niagara") providing up to $10,418. The Company used $6,585 to repay an additional term loan provided under the Second Amendment to the Credit Agreement. The loan is secured by the Buffalo, New York shredder and related equipment. The loan bears interest at a rate of 4.77% per annum and requires monthly payments of $110 and matures December 2021. The Equipment Finance Agreement contains financial covenants that mirror those of the Credit Agreement with the Company's primary lenders. The Company also notified First Niagara of the Fixed Charge Coverage Ratio non-compliance described above and on November 6, 2012, the Company and First Niagara entered into an amendment to the Equipment Finance Agreement adopting the covenant modifications prescribed by the Sixth and Amendment to the Credit Agreement and on March 6, 2013, the Company and First Niagara entered into an amendment adopting the covenant modifications prescribed by the Eighth Amendment. As of December 31, 2012 and December 31, 2011, the outstanding balance under the loan was $9,615 and $7,891, respectively.

Senior Unsecured Convertible Notes Payable:

On April 23, 2008, the Company entered into a Securities Purchase Agreement with accredited investors ("Note Purchasers") which provided for the sale of $100 million of Senior Unsecured Convertible Notes (the "Notes") convertible into shares of the Company's common stock ("Note Shares"). The Notes are convertible to common stock at all times. The initial and current conversion price of the Notes is $14.00 per share. The Notes bear interest at 7% per annum, payable in cash, and will mature in April 2028. In addition, the Notes contain (i) an optional repurchase right exercisable by the Note Purchasers on the sixth, eighth and twelfth anniversary of the date of issuance of the Notes, whereby each Note Purchaser will have the right to require the Company to redeem the Notes at par and (ii) an optional redemption right exercisable by the Company which began on May 1, 2011, the third anniversaries of the date of issuance of the Notes, and ends on the day immediately prior to the sixth anniversary of the date of issuance of the Notes, whereby the Company shall have the option but not the obligation to redeem the Notes at a redemption price equal to 150% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest thereon, limited to 30% of the aggregate principal amount of the Notes as of the issuance date, and from and after the sixth anniversary of the date of issuance of the Notes, the Company shall have the option to redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest thereon.

The Notes also contain (i) certain repurchase requirements upon a change of control, (ii) make-whole provisions upon a change of control, (iii) "weighted average" anti-dilution protection, subject to certain exceptions, (iv) an interest make-whole provision in the event that the Note Purchasers are forced to convert their Notes between the third and sixth anniversary of the date of issuance of the Notes whereby the Note Purchasers would receive the present value (using a 3.5% discount rate) of the interest they would have earned had their Notes so converted been outstanding from such forced conversion date through the sixth anniversaries of the date of issuance of the Notes, and (v) a debt incurrence covenant which limits the ability of the Company to incur debt, under certain circumstances.

Listed below is the material debt covenant as prescribed by the Notes. As of December 31, 2012, the Company was in compliance with such covenant.

Consolidated Funded Indebtedness to trailing twelve month EBITDA must not exceed covenant.

Covenant	3.5 to 1.0
Actual	2.2 to 1.0

Convertible Note Exchanges

At various times during the year ended December 31, 2012, the Company repurchased an aggregate $7,300 in convertible notes, in cash for $6,820, using proceeds of the Revolver described above resulting in a gain of $63, net of $97 in unamortized warrant discount and $320 in unamortized deferred financing costs.

On September 28, 2011, the Company repurchased convertible notes totaling $5,000 for $4,463 using proceeds of the Revolver described above resulting in a gain of $243, net of $68 in unamortized warrant discount (discussed in Note 11) and $226 in unamortized deferred financing costs.

On August 26, 2010, the Company repurchased convertible notes totaling $500 for $375 using proceeds of the Revolver described above resulting in a gain of $101 net of unamortized warrant discount.

As of December 31, 2012 and 2011, the outstanding balance on the Notes was $67,927 (net of $883 in unamortized discount related to the original fair value of warrants issued with the Notes) and $75,074 (net of $1,036 unamortized discount), respectively.

Aggregate annual maturities, excluding discounts, required on all debt outstanding as of December 31, 2012 are as follows:

Years ending December 31:	Amount
2013	$ 13,136
2014	104,601
2015	3,980
2016	2,495
2017	1,593
Thereafter	5,466
	$131,271

Note 10. Accumulated Other Comprehensive Loss

Information related to the components, net of tax, of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 is as follows.

	2012	2011	2010
Change in funded status of defined benefit pension plan	$(15)	$(119)	$ 22
Adjustment for realized loss on interest rate swap	—	—	372
	$(15)	$(119)	$394

The components of accumulated other comprehensive loss, net of tax, as of December 31, 2012 and 2011 are as follows:

	2012	2011
Funded status of defined benefit pension plan	$(449)	$(434)

Note 11. Capital Stock

Capital stock voting rights, par value, dividend features and authorized, issued and outstanding shares are summarized as follows as of December 31, 2012 and 2011:

	2012		2011	
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Preferred stock, voting, $.001 par value	10,000,000	—	10,000,000	—
Common stock, voting, $.001 par value	100,000,000	47,656,784	100,000,000	47,467,897

Each outstanding share of common stock entitles the record holder to one vote on all matters submitted to a vote of the Company's shareholders. Common shareholders are also entitled to dividends when and if declared by the Company's Board of Directors.

The Board of Directors of Metalico, Inc. is authorized to issue preferred stock from time to time in one or more classes or series thereof, each such class or series to have voting powers (if any), conversion rights (if any), dividend rights, dividend rate, rights and terms of redemption, designations, preferences and relative, participating, optional or other special rights and privileges, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board and stated and expressed in a resolution or resolutions of the Board providing for the issuance of such preferred stock. The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares in any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences, and rights, and the qualifications, limitations, and restrictions of such preferred stock stated in the resolution of the Board originally fixing the number of shares of such series.

Stock Purchase Warrants:

In conjunction with the issuance of the Notes in May 2008, Note Purchasers were issued a total of 250,000 warrants for shares of the Company's common stock at an exercise price of $14.00 per share (subject to adjustment) with a term of six years. The Company also issued warrants to purchase 1,169,231 shares of the Company's common stock at an exercise price of $12.65 per share (subject to adjustment) with a term of six years in connection with a private placement of the Company's common stock in March 2008. Both sets of warrants (the "Put Warrants") provide that, in the event of a change of control, at the request of the holder delivered before the ninetieth (90th) day after the consummation of such change in control, the Company (or its successor entity) shall purchase the warrant from the requesting holder by paying the holder, within five (5) of such request (or, if later, on the effective date of the change of control), cash in an amount equal to the Black-Scholes Value of the remaining unexercised portion of the Put Warrant on the date of such change of control. At December 31, 2012, all 1,419,231 warrants were outstanding.

These warrants are accounted for as long-term liabilities and marked-to-market each balance sheet date with a charge or credit to "Financial instruments fair value adjustments" in the statements of operations. At each balance sheet date, any change in the calculated fair market value of the warrant obligations must be recorded as additional expense or other income.

At December 31, 2012 and 2011, the estimated fair value of the liability related to the outstanding Put Warrants was $3 and $199, respectively. The change in fair value of the warrant liability resulted in income of $196 and $3,586 for the years ended December 31, 2012 and 2011, respectively, and expense of $496 for the year ended December 31, 2010. See Note 22 regarding fair value measurements. Any recorded liability existing at the date of exercise or expiration would be reclassified as an increase in additional paid-in capital.

Note 12. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011
Deferred tax assets:		
Inventories	$ 2,569	$ 2,734
Accrued expenses	1,772	1,733
Accounts receivable	611	495
Intangible assets	1,799	—
Loss carryforwards for state purposes	3,634	3,198
Basis in subsidiary stock	2,717	2,707
	13,102	10,867
Less valuation allowance	(3,746)	(3,729)
	9,356	7,138
Deferred tax liabilities:		
Property and equipment	(15,936)	(15,714)
Gain on debt extinguishment	(2,867)	(2,868)
Intangible assets	—	(2,105)
Prepaid expenses	(189)	(220)
	(18,992)	(20,907)
	$ (9,636)	$(13,769)

The net change in the total valuation allowance was an increase of $17 and $233 in 2012 and 2011, respectively. The valuation allowance at December 31, 2012 was primarily related to state tax credits, state net operating loss carryforwards, and certain investments that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2012, the Company has net operating loss carryforwards for state income tax purposes of $56,998 which will expire, if unused, in 2012 through 2032. $5,523 will expire in 2012, $11,778 will expire between 2013 and 2015, and $39,697 will begin to expire after 2015.

At December 31, 2012, the Company has credit carryforwards for state income tax purposes of $2,574 which $1,249 will begin to expire in 2021 and $1,325 has an indefinite life.

The provision (benefit) for income taxes for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Continuing operations:			
Current — Federal	$(2,800)	$1,050	$6,525
Current — State	672	513	625
Total Current	(2,128)	1,563	7,150
Deferred — Federal	(3,321)	7,364	2,161
Deferred — State	(802)	792	468
Total Deferred	(4,123)	8,156	2,629
Total tax expense (benefit)	$(6,251)	$9,719	$9,779

The income tax (benefit) provision attributable to income from continuing operations differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income (loss) from continuing operations for the years ended December 31, 2012, 2011 and 2010, due to the following:

	2012	2011	2010
Computed statutory tax (credit) expense	$(6,789)	$ 9,499	$8,134
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal income tax effect	(170)	755	450
Fair market value adjustments	(69)	(1,255)	183
Stock based payment adjustments	262	539	644
Non-deductible goodwill impairment	715	—	—
Non-deductible items	41	(121)	43
Change in valuation allowance	18	(194)	(300)
Change in uncertain tax positions	45	571	—
Other, net	(304)	(75)	625
	$(6,251)	$ 9,719	$9,779

The Company adopted the provisions included in ASC Subtopic 740-10 on January 1, 2009. No activity in unrecognized tax benefits occurred in the years ended December 31, 2010. A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the year ended December 31, 2012 and 2011 is as follows:

	2012	2011
Balance, January 1,	$ 352	$ —
(Decrease) increase related to prior year tax positions	—	330
Increase to prior year tax positions	154	—
Increase related to current year tax positions	25	22
Settlements	(358)	—
Balance, December 31,	$ 173	$352

Included in the balance of total unrecognized tax benefits at December 31, 2012 are potential benefits of $113 that if recognized, would affect the effective rate on income from continuing operations.

The Company, including its domestic subsidiaries, files consolidated federal and state income tax returns. For years before 2007, the Company is no longer subject to federal or state income tax examinations. The New York Department of Revenue concluded their examination of the Company's income tax returns for 2006 to 2009. The outcome of the New York audits did not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. The Internal Revenue Service concluded their examination of the Company's income tax returns for 2008 and 2009 in 2012 and proposed no adjustments. The Company does not expect a significant change in the uncertain tax positions in the next twelve months.

Interest expense recognized related to uncertain tax positions amounted to $16 in 2012, $103 in 2011 and $0 in 2010, and penalties amounted to $31 in 2012, $116 in 2011 and $0 in 2010. Total accrued interest and penalties for the year ended December 31, 2012 was $47 and were included in income tax expense.

Note 13. Stock-Based Compensation Plans

The Company established the 2006 Long-Term Incentive Plan (the "2006 Plan") which allows for a number of shares of the Company's common stock equal to up to 10% of the total issued and outstanding amount of common shares and common share equivalents to be issued upon the exercise of stock based awards granted to officers, consultants, board members and certain other employees from time to time. The purpose of the 2006 Plan is to attract and retain qualified individuals and to align their interests with those of the stockholders by providing certain employees of the Company and its affiliates and members of the Board with the opportunity to receive stock-based and other long-term incentive grants. The 2006 Plan is administered by the Compensation Committee of the Board of Directors. Awards may be granted in various forms, including options, warrants, appreciation rights, restricted stock and common stock and are granted based upon several factors, including seniority, job duties and responsibilities, job performance and overall Company performance. Awards vest over a period as determined by the Compensation Committee.

Stock Options

Under the terms of the 2006 Plan, officers, consultants and other employees may be granted awards to purchase common stock at exercise prices set on the date an award is granted and as determined by the Compensation Committee of the Board of Directors. Awards issued under the 2006 Plan generally vest ratably over three years and are exercisable for up to five years from the date of grant. The Company receives no monetary consideration for the granting of stock-based awards pursuant to the 2006 Plan. However, it receives the option price for each share issued to grantees upon the exercise of the options.

A summary of the status of the fixed stock option awards at December 31, 2012, 2011 and 2010, and changes during the years ended on those dates are as follows:

	2012		2011		2010	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,177,616	$7.30	2,350,993	$7.19	2,101,632	$7.74
Granted	60,000	4.27	87,500	5.91	602,000	3.79
Exercised	(9,528)	3.78	(109,906)	4.93	(127,820)	3.17
Expired	(465,703)	7.35	(150,971)	6.57	(224,819)	5.47
Outstanding at end of year	1,762,385	7.20	2,177,616	7.30	2,350,993	7.19
Exercisable at end of year	1,633,587(a)	7.47	1,722,940	8.20	1,386,640	8.81
Weighted-average fair value per option granted during the year	$ 2.82		$ 4.15		$ 2.52	
Stock-based compensation expense related to stock options recorded in selling, general and administrative expense	$ 999		$ 1,700		$ 2,292	

(a) As of December 31, 2012, there was $311 of unrecognized compensation costs related to non-vested stock options that is expected to be recognized over a weighted-average period of 1.0 year. The total fair value of options vested during the year ended December 31, 2012 was $893.

For the years ended December 31, 2012, 2011 and 2010, the fair value of each option award was estimated at the grant date using the Black-Scholes method with the following assumptions for grants:

	2012	2011	2010
Weighted average risk-free interest rates (1):	1.04%	2.13%	1.59%
Weighted average expected life (in years) (2):	5.0	5.0	5.0
Weighted average expected volatility (3):	84%	84%	84%
Expected dividend yield:	—	—	—

(1) Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.

(2) The expected life of stock options is estimated based on historical experience.

(3) Expected volatility is based on the average of historical volatility determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards.

	Aggregate Intrinsic Value As of and for the Year Ended December 31		
	2012	2011	2010
Options outstanding	$—	$—	$2,525
Options exercisable	$—	$—	$ 723
Options exercised	$ 6	$97	$ 241

A further summary about awards outstanding at December 31, 2012, was as follows:

Exercise Prices	Options Outstanding		Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (in yrs)	Number Exercisable	Weighted-Average Remaining Contractual Life (in yrs)
$ 3.51	447,716	2.6	348,223	2.6
3.83	750	2.7	563	2.7
3.88	442,737	1.6	440,695	1.6
4.27	60,000	4.2	45,000	4.2
4.58	98,723	1.9	97,619	1.9
4.68	15,000	2.4	12,917	2.4
5.50	20,000	3.1	12,222	3.1
5.91	2,500	3.4	1,389	3.4
5.99	60,000	2.2	60,000	2.2
6.22	60,000	3.2	60,000	3.2
9.86	2,153	<1.0	2,153	<1.0
10.36	4,306	<1.0	4,306	<1.0
14.02	548,500	<1.0	548,500	<1.0
Total	1,762,385	1.7	1,633,587	1.7

Stock options outstanding that have vested, are expected to vest and are not expected to vest as of December 31, 2012 were as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term in years
Vested	1,633,587	$7.47	1.7
Expected to vest	117,418	$3.78	2.8
	1,751,005	$7.22	1.7
Not expected to vest	11,380	$3.71	2.6

At December 31, 2012, there were no stock options with intrinsic value as the exercise prices were higher than the closing price of the Company's common stock on December 31, 2012 of $1.96.

Deferred Stock

On December 7, 2012, the Company granted 303,000 shares of deferred common stock to employees with a fair value of $1.55 per share. On December 21, 2012, the Company granted 18,000 shares of deferred common stock to directors with a fair value of $1.97 per share. The combined 321,000 shares will vest and be issued annually over a three-year period. One-third of the granted shares will be issued to eligible grantees on each annual vesting date. The Company will recognize compensation expense ratably over the three year period. The first annual vesting date is December 1, 2013.

On April 19, 2011, the Company granted 247,800 shares of deferred common stock to employees with a fair value of $5.37 per share. The stock will vest and be issued annually over a three-year period. One-third of the granted shares will be issued to eligible employees on each annual vesting date. The Company will recognize compensation expense ratably over the three year period. The second annual vesting date is March 1, 2013. An additional 88,200 of restricted shares were granted in the year ended December 31, 2011 to four new management employees that vest quarterly over a three-year period from respective the date of hire.

A summary of the status of the fixed deferred stock awards at December 31, 2012, 2011 and 2010, and changes during the years ended on those dates is as follows:

	2012		2011		2010	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year	312,175	$5.26	5,625	$4.78	152,065	$10.18
Stock awards granted	321,000	1.57	336,000	5.28	7,500	4.78
Stock awards cancelled\forfeited	(15,089)	5.02	(11,600)	5.37	(666)	10.52
Stock awards vested and issued	(134,696)	5.37	(17,850)	5.38	(153,274)	10.11
Outstanding at end of year	483,390	$2.79	312,175	$5.26	5,625	$ 4.78
Stock-based compensation expense related to stock awards recorded in selling, general and administrative expense	$ 653		$ 415		$ 503	

As of December 31, 2012, there was $1,010 of unrecognized compensation costs related to non-vested stock awards that is expected to be recognized over a weighted-average period of 2.0 years.

Note 14. Pension Plans

At December 31, 2012, the Company has two defined-contribution 401(k) pension plans, one for employees not covered by a collective bargaining agreement (Non-union), and one for employees at its Granite City, Illinois plant covered by a collective bargaining agreement (Union). The plans offer substantially all employees a choice to elect to make contributions pursuant to salary reduction agreements upon attaining certain age and length-of-service requirements. Under the Non-union plan, the Company may make matching contributions on behalf of the participants of the plan, not to exceed 100% of the amount of each participant's elective salary deferral, up to a maximum percentage of a participant's compensation as defined by the plan. Under the Union plan, and in accordance with its labor contract that covers the Company's union employees at the Granite City, Illinois plant, Company contributions are required based on a specified rate per month. On March 18, 2009, the Company suspended its matching contributions to the Non-union 401(k) plan. During 2011, the Company re-instituted its matching contribution and matched participant contributions under the Non-union plan at 100% of participants elective salary deferrals, up to a maximum 2%. For the Union plan, the Company matched participant contributions up to the maximum required under the union collective bargaining agreement. The Non-union and Union plans also provide a profit sharing component where the Company can make a discretionary contribution to the plans, which is allocated based on the compensation of eligible employees. No profit sharing contributions were made for 2012, 2011 and 2010. Company matching and profit-sharing contributions are subject to vesting schedules, and forfeitures are applied to reduce Company contributions. Participants are immediately vested in their elective contributions. Combined 401(k) and pension expense for the years ended December 31, 2012, 2011 and 2010 was approximately $422, $290 and $161, respectively.

In connection with a 2004 business acquisition, the Company assumed plan sponsorship of a frozen defined benefit pension plan at the Granite City, Illinois plant covering substantially all hourly employees at such location. The Company uses a December 31 measurement date for the defined benefit pension plan.

Information relative to this defined benefit pension plan, as of and for the years indicated, is presented as follows:

Obligations and Funded Status

	2012	2011
Changes in benefit obligations:		
Obligations at beginning of year	$1,199	$1,028
Interest cost	52	54
Actuarial loss	105	182
Benefits paid	(66)	(65)
Obligations at end of year	$1,290	$1,199
Changes in plan assets:		
Fair value of assets at beginning of year	$ 625	$ 605
Actual return on assets	87	14
Company contributions	102	71
Benefits paid	(66)	(65)
Fair value of assets at end of year	$ 748	$ 625
Funded status (plan assets less than benefit obligations) at end of year	$ (542)	$ (574)
Amounts not yet recognized:		
Unrecognized net loss	$ 746	$ 722
Accumulated benefit obligation	$1,290	$1,199

	2012	2011	2010
Components of Net Periodic Benefit Cost and Additional Information			
Components of net periodic benefit cost:			
Interest cost	$ 52	$ 54	$ 56
Expected return on plan assets	(44)	(42)	(39)
Amortization of actuarial loss	39	28	48
Net periodic benefit cost	$ 47	$ 40	$ 65
Additional information:			
Unrecognized actuarial loss included in other comprehensive income, net of tax	$ (15)	$(119)	$ 22
Assumptions			
Weighted-average assumptions used in computing ending obligations:			
Discount rate	3.75%	4.50%	5.30%
Rate of compensation increase	N/A	N/A	N/A
Weighted-average assumptions used in computing net cost:			
Discount rate	4.5%	5.30%	6.00%
Rate of compensation increase	N/A	N/A	N/A
Expected return on plan assets	7.00%	7.00%	7.50%

The expected long-term rate of return on plan assets for determining net periodic pension cost for each fiscal year is chosen by the Company from a best estimate range determined by applying anticipated long-term returns and long-term volatility for various asset categories to the target asset allocation of the defined benefit pension plan, as well as taking into account historical returns.

Using the asset allocation policy as currently in place for the defined benefit pension plan (60% in total equity securities — 45% large/mid cap stocks and 15% small cap stocks; 40% in fixed income securities), the Company determined the expected rate of return at a 50% probability of achievement level based on forward-looking rate of return expectations for passively-managed asset categories over a 20-year time horizon which produced an expected rate of return of 6.67% which was rounded to 7.00%.

Plan Assets

Asset Category	Percentage of Plan Assets at December 31, 2012	2011
Equity securities	69%	61%
Debt securities	29%	38%
Other	2%	1%
Total	100%	100%

For the purposes of fair value measurement, all plan assets are considered to be Level 1, having quoted prices in active markets.

Cash Flows

The Company expects to contribute approximately $81 to its defined benefit pension plan in the year ended December 31, 2013.

The following benefit payments are expected to be paid:

Years Ending December 31:	Amount
2013	$ 81
2014	78
2015	80
2016	77
2017	76
Years 2018-2022	417

Note 15. Lease Commitments

The Company leases administrative and operations space under non-cancelable operating lease agreements that expire between 2013 and 2018, and require various minimum annual rentals. In addition, certain leases also require the payment of property taxes, normal maintenance, and insurance on the properties. The Company also leases certain vehicles and equipment under non-cancelable operating lease agreements that expire between 2013 and 2021.

The approximate minimum rental commitment as of December 31, 2012, excluding executory costs, is due as follows:

Years Ending December 31:	Amount
2013	$1,447
2014	1,169
2015	1,070
2016	941
2017	623
Thereafter	1,481
	$6,731

Total rental expense for the years ended December 31, 2012, 2011, and 2010, was $ 2,627, $2,689 and $2,124, respectively.

Note 16. Other Commitments and Contingencies

Environmental Remediation Matters

The Company formerly conducted secondary lead smelting and refining operations in Tennessee. Those operations ceased in 2003. The Company also sold substantially all of the lead smelting assets of its former Gulf Coast Recycling ("GCR") subsidiary, in Tampa, Florida in 2006.

As of December 31, 2012 and 2011, estimated remaining environmental monitoring costs reported as a component of accrued expenses were $943 and $1,463, respectively. No further remediation is anticipated. Of the $943 accrued as of December 31, 2012, $157 is reported as a current liability and the remaining $786 is estimated to be paid as follows: $70 from 2014 through 2016, $75 from 2017 through 2018 and $641 thereafter. These costs primarily include the post-closure monitoring and maintenance of the landfills at the former lead facilities in Tennessee, and Tampa, Florida. While changing environmental regulations might alter the accrued costs, management does not currently anticipate a material adverse effect on estimated accrued costs.

The Company and its subsidiaries are at this time in material compliance with all of their obligations under all pending consent orders in College Grove, Tennessee and the greater Tampa area.

The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability because the Company believes that the cost for such insurance is not economical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its financial position, results of operations, and cash flows could be materially adversely affected. The Company and its subsidiaries are at this time in material compliance with all of their pending remediation obligations.

The Company does not believe compliance with environmental regulations will have a material impact on earnings or its competitive position.

Employee Matters

As of December 31, 2012, approximately 6% of the Company's workforce was covered by collective bargaining agreements at two of the Company's operating facilities. Twenty-seven employees located at the Company's Lead Fabricating facility in Granite City, Illinois were represented by the United Steelworkers of America and twenty employees located at the scrap processing facility in Akron, Ohio were represented by the Chicago and Midwest Regional Joint Board. The agreement with the United Steelworkers of America expires on March 15, 2014. The agreement with the Joint Board expires on June 25, 2014.

Aggregate retirement plan contributions for union employees for the years ended December 31, 2012, 2011 and 2010 amounted to $102, $71 and $83, respectively.

Other Matters

Three of the Company's subsidiaries have been named in preference actions filed in the pending bankruptcies of RG Steel, LLC, and its affiliates. Certain subsidiaries are also unsecured creditors of RG Steel, LLC, and its affiliates and have claims for payment pending against the debtors. The Company believes it has substantial defenses to a significant portion of the preference claims against it and has recorded a reserve of $551 in current liabilities for its exposure against potential liability.

The Company is involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company's financial position, results of operations, or cash flows.

Note 17. Discontinued Operations

Effective January 1, 2011, the Company reports environmental monitoring and maintenance of its previously discontinued operations in other expense and no longer reports the activity in discontinued operations separately as amounts are deemed immaterial.

On May 31, 2006, the Company sold substantially all of the lead smelting assets of GCR, in Tampa, Florida. It no longer conducts lead smelting and refining operations. The income (loss) from the GCR discontinued subsidiary, for the year ended December 31, 2010, consisted of the following:

	2010
Revenue	$—
Costs and expenses	21
Operating loss	(21)
Other income	1
	$ (20)

During 2003, the Company's Board of Directors approved a plan for the shutdown of operations and closure of its secondary lead smelting and refining plant in College Grove, Tennessee (Metalico-College Grove, Inc.).

The income from the Metalico-College Grove, Inc. discontinued subsidiary for the year ended December 31, 2010 consisted of the following:

	2010
Revenue	$ —
Costs and expenses	27
Operating loss	(27)
Other income	32
	$ 5

On December 15, 2009, the Company sold the property on which the former secondary lead smelting and refining facility was located for $800. After closing costs, the Company recorded a gain of $320 on the sale.

Note 18. Segment Reporting

The Company has defined three reportable segments: Scrap Metal Recycling, PGM and Minor Metals Recycling and Lead Fabricating. The reportable segments are distinguishable by the nature of their operations and the types of products sold. Corporate and Other includes the cost of providing and maintaining corporate headquarters functions, including salaries, rent, legal, accounting, travel and entertainment expenses, depreciation, utility costs, outside services and interest cost other than direct equipment financing and income (loss) from equity investments. Listed below is financial data as of or for the years ended December 31, 2012, 2011 and 2010 for these reportable segments.

	Scrap Metal Recycling	PGM and Minor Metals Recycling	Lead Fabricating	Corporate and Other	Consolidated
2012					
Revenues from external customers	$394,561	$112,669	$66,413	$ —	$573,643
Operating (loss) income	(7,485)	(13,958)	6,221	60	(15,162)
Depreciation and amortization expense	14,161	1,373	1,732	78	17,344
Interest expense	6,558	1,938	6	581	9,083
Total assets	236,778	62,891	43,368	8,941	351,978
Capital expenditures on property and equipment, including accrued purchases	14,644	6,981	1,954	—	23,579
Acquired goodwill	726	—	—	—	726
2011					
Revenues from external customers	$389,067	$199,248	$72,592	$ —	$660,907
Operating income (loss)	23,664	7,414	2,241	(747)	32,572
Depreciation and amortization expense	12,020	1,134	1,386	70	14,610
Interest expense	6,403	2,428	134	393	9,358
Total assets	242,391	73,795	36,630	12,077	364,893
Capital expenditures on property and equipment, including accrued purchases	26,105	425	975	73	27,578
Acquired goodwill	3,943	—	—	—	3,943
2010					
Revenues from external customers	$297,346	$190,545	$65,362	$ —	$553,253
Operating income (loss)	24,130	11,446	1,110	(196)	36,490
Depreciation and amortization expense	10,880	1,118	1,691	39	13,728
Interest expense including accelerated amortization and other costs related to refinancing of senior debt	5,955	783	43	6,102	12,883
Total assets	201,931	73,457	41,414	11,705	328,507
Capital expenditures on property and equipment	4,048	513	757	131	5,449
Acquired goodwill	304	—	—	—	304

The Company's revenue by product line or service for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Scrap Metal Recycling:			
Ferrous metals	$216,569	$233,863	$163,984
Non-ferrous metals	173,862	149,378	130,135
Other scrap services	4,130	5,826	3,227
	394,561	389,067	297,346
PGM and Minor Metal Recycling:			
Platinum group metals	62,645	150,998	159,667
Minor metals	50,024	48,250	30,878
	112,669	199,248	190,545
Lead Fabrication	66,413	72,592	65,362
	$573,643	$660,907	$553,253

Note 19. Investment

The Company holds a non-controlling interest in Beacon Energy Holdings, Inc. ("Beacon"), a company organized to produce and market biofuels refined from waste vegetable oil, fats, and agricultural feedstocks. At December 31, 2012 and 2011, the carrying amount of the investment in was $0 due to historical losses and writedowns. The Company is not obligated to fund any of Beacon's future losses. On February 8, 2011, Beacon completed a merger with Environmental Quality Management, Inc. ("EQM") through the issuance of common shares to EQM. As a result, the Company's ownership in Beacon was reduced to 5.9% and Beacon changed its name to "EQM Technologies & Energy, Inc." The Company is a 5.5% holder of EQM Common stock at December 31, 2012.

Note 20. Statements of Cash Flows Information

The Company (received refunds) made net cash payments for income taxes of approximately $(2,384), $4,283 and $2,149 (net of (payments) refunds $(891), $598 and $5,641) and for interest of approximately $8,189, $8,549 and $9,117 during the years ended December 31, 2012, 2011 and 2010, respectively.

The following describes the Company's noncash investing and financing activities:

	2012	2011	2010
Issuance of common stock for business acquisition (see Note 2)	$100	$4,391	$ —
Issuance of short and long-term debt for business acquisitions	—	4,964	—
Repayment of debt with new borrowings	—	6,585	44,109
Reduction of seller note payable on settlement of final working capital receivable	—	125	350
Accrued purchases of capital equipment and improvements	384	1,382	—
Trade-in allowances on new equipment purchases	276	87	593
Change in funded status of pension plan, net of deferred tax	15	119	(22)

Note 21. Earnings (loss) Per Share

Following is information about the computation of the earnings (loss) per share ("EPS") for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31, 2012		
	Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS			
Loss from continuing operations	$(13,145)	47,552,901	$(0.28)

	Year Ended December 31, 2011		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income from continuing operations	$ 17,420	47,349,376	$ 0.37
Effect of Dilutive Securities			
Non-vested restricted shares	—	3,190	
Stock options	—	23,568	
Diluted EPS			
Income from continuing operations	$ 17,420	47,376,134	$ 0.37

	Year Ended December 31, 2010		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS			
Income from continuing operations	$ 13,471	46,454,177	$ 0.29

As of December 31, 2012, there were 1,419,231 warrants, 1,762,385 options, 482,765 deferred shares and 4,914,990 shares issuable upon conversion of convertible notes excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive.

The Company excludes stock options, warrants and convertible notes with exercise or conversion prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. As of December 31, 2011, there were 1,083,764 options, 312,175 deferred shares, 1,419,231 warrants and 5,436,418 shares issuable upon conversion of convertible notes excluded in the computation of diluted EPS because their effect would have been anti-dilutive.

As of December 31, 2010, there were 1,156,095 options, 1,424,231 warrants and 5,793,605 shares issuable upon conversion of convertible notes excluded in the computation of diluted EPS because their effect would have been anti-dilutive.

Note 22. Fair Value Disclosure

Accounting Standard Codification ("ASC") Topic 820 "Fair Value Measurements and Disclosures" ("ASC Topic 820") requires certain assets and liabilities to be recorded at fair value and clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurement:

- Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, quoted prices for similar assets, or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.
- Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company used the following methods and assumptions to determine the fair value of financial instruments that are not recognized at fair value:

Cash and cash equivalents, trade receivables, accounts payable and accrued expenses: The carrying amounts approximate the fair value due to the short maturity of these instruments.

Notes payable and long-term debt: The carrying value of notes payable and long-term debt reported in the accompanying consolidated balance sheets, with the exception of the 7% convertible notes, approximates fair value as substantially all of this debt bears interest based on prevailing market rates currently available.

The Company has determined that the fair value of its 7% Notes is unascertainable due to the lack of public trading market and the inability to currently obtain financing with similar terms in the current economic environment. The Notes contain an optional repurchase right exercisable by the Note Purchasers on each of June 30, 2014 and the eighth and twelfth anniversary of the date of issuance of the Notes, whereby each Note Purchaser will have the right to require the Company to redeem the Notes at par. The Notes are included in the balance sheet as of December 31, 2012 at $67,927 which is inclusive of unamortized discount of $883. The Notes are unsecured, bear interest at 7% per annum, payable in cash, and will mature in April 2028. However, due to the short-term nature of the repurchase right, the Company considers the reported value of the Notes also approximates fair value.

The majority of the Company's non-financial instrument assets, which include goodwill, intangible assets, inventories, and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or tested at least annually for goodwill and indefinite lived intangible assets) such that a non-financial instrument asset is required to be evaluated for impairment, based upon a comparison of the non-financial instrument asset's fair value to its carrying value, an impairment is recorded to reduce the carrying value to the fair value, if the carrying value exceeds the fair value.

The Company did not have any assets or liabilities measured at Level 1 or Level 2, or implement any changes in its valuation techniques as of and for the years ended December 31, 2012 and 2011. The following table presents the Company's liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of:

	December 31, 2012			
Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Put Warrants	—	—	$3	$3

	December 31, 2011			
Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Put Warrants	—	—	$199	$199

Following is a description of valuation methodologies used for liabilities recorded at fair value:

Put Warrants: The Company values put warrants using the Black-Scholes method. For the years ended December 31, 2012, 2011 and 2010, the average value per outstanding warrant listed below was estimated using the following input assumptions:

	2012	2011	2010
Fair value per outstanding warrant	$0.002	$0.14	$2.67
Market price per common share as of December 31	$ 1.96	$3.29	$5.88
Discount rate	0.25%	0.36%	1.52%
Average volatility factor	56.5%	58.2%	93.9%

ASC Topic 820 requires a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Level 3. For these Level 3 assets, the reconciliation is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Year Ended December 31, 2012	Year Ended December 31, 2011
	Put Warrants	Put Warrants
Beginning balance	$ 199	$ 3,785
Total unrealized (gain) loss included in earnings	(196)	(3,586)
Ending balance	$ 3	$ 199
The amount of (gain) loss for the period included in earnings attributable to the change in unrealized losses relating to liabilities still held at the reporting date	$(196)	$(3,586)

As of December 31, 2012, the following assets were measured at fair value on a nonrecurring basis using the type of inputs shown:

	December 31, 2012			
Assets	Level 1	Level 2	Level 3	Total
Goodwill — Ohio Scrap Metal Recycling Reporting unit	—	—	$11,581	$11,581
Goodwill — PGM Reporting units	—	—	$ 8,762	$ 8,762

A reconciliation of the beginning and ending balances for assets measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012 is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Goodwill Scrap Metal Recycling Reporting Units
Beginning balance	$18,749
Total impairment charges included in earnings	7,168
Ending balance	$11,581
The amount of impairment charges for the period included in earnings attributable to the change in fair value relating to goodwill still held at the reporting date	$(7,168)

The Company uses an equity value approach to determine the fair values of its reporting units using a 5 year discounted cash flow model. A number of significant assumptions and estimates are used to forecast operating cash flows, including sales volumes, profit margins, tax rates, capital spending, discount rates, and working capital changes. Forecasts of operating and selling, general and administrative expenses are generally based on historical relationships of previous years. The forecasted cash flows are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The Company used a discount rate of 13.47% derived from the sum of the following inputs (i) a risk free rate of return of 2.54%, based on the yield of the 20-year U.S Treasury note as of December 31, 2012 (ii) an equity risk premium, multiplied by an average market beta of market participants in the industry which Metalico operates, resulting in a rate of 7.04%, and (iii) a company size risk premium of 3.89%.

Note 23. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance requiring disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company believes that the impact of this standard will not have a material impact on its consolidated financial statements.

In July 2012, the FASB issued amendments to the indefinite-lived intangible asset impairment guidance which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption is permitted). The Company believes that the impact of this standard will not have a material impact on its consolidated financial statements.

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CORPORATE DIRECTORY

Board Of Directors:

Carlos E. Agüero
President and Chief Executive Officer
Chairman of the Board of Directors
Director since September 1997

Michael J. Drury
Executive Vice President and Director
Chief Operating Officer
Director since September 1997

Sean P. Duffy
President and Chief Operating Officer of Re Community, Inc.
Chairman of the Nominating Committee
Member of the Audit and Compensation Committees
Director since January 2010

Bret R. Maxwell
Managing Partner, MK Capital
Chairman of the Compensation Committee
Member of the Audit and Nominating Committees
Director since September 1997

Paul A. Garrett
Former CEO of FCR, Inc.
Former KTI, Inc. Vice Chairman
Former Audit Partner, Arthur Andersen & Co.
Chairman of the Audit Committee
Member of the Compensation and Nominating Committee
Director Since March 2005

Executives & Management:

Carlos E. Agüero
President and Chief Executive Officer

Michael J. Drury
Executive Vice President and Director
Chief Operating Officer

Arnold S. Graber
Executive Vice President,
General Counsel and Secretary

Kevin Whalen
Senior Vice President and
Chief Financial Officer

Eric W. Finlayson
Senior Vice President, Treasurer
and Director of Risk Management

David J. DelBianco
Vice President
Business Development

Stockholder Information:

Independent Registered Public Accounting Firm
CohnReznick, LLP
4 Becker Farm Road
Roseland, NJ 08807

Transfer Agent and Registrar Common Stock
Corporate Stock Transfer, Inc.
3200 Cherry Creek South Drive
Suite 430
Denver, CO 80209-3244
Tel: (303) 282-4800
Fax: (303) 282-5800

Stock Information
NYSE MKT
Symbol: MEA
CUSIP: 591176 10 2

INVESTOR & PUBLIC RELATIONS

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission is available on-line at www.metalico.com in the SEC Filings section of the Investors webpage. Stockholders, financial analysts, potential investors, stockbrokers and portfolio representatives can obtain printed copies by calling the Company at (908) 497-9610, or by sending an email to info@metalico.com.

CORPORATE GOVERNANCE

Metalico's Code of Ethics, Charters for the Audit, Nominating and Compensation Committees, and Corporate Compliance Hotline are available on the Company's website at www.metalico.com in the Corporate Governance section of the Investors webpage.



METALICO, INC.
Corporate Headquarters
186 North Avenue East
Cranford, New Jersey 07016

LOCATIONS

Scrap Metal Recycling:

Metalico Akron
943 Hazel Street
Akron, Ohio 44305

Metalico JBI Cleveland
3018 East 55th Street
Cleveland, Ohio 44127

Metalico Aluminum Recovery
6223 Thompson Road
Syracuse, New York 13206

Metalico Buffalo
127 Fillmore Avenue
Buffalo, New York 14210

2133 Maple Avenue
Niagara Falls, New York 14305

2504 South Park Avenue
Lackawanna, New York 14218

Buffalo Shredding and Recovery
3172 Lakeshore Road
Blasdell, New York 14219

Metalico Pittsburgh
3100-3400 Grand Avenue
Pittsburgh, Pennsylvania 15225

Albany Road
Brownsville, Pennsylvania 15417

96 Oliver Road
Uniontown, Pennsylvania 15401

1093 Fredonia Road
Hadley, Pennsylvania 16130

Harmon Creek Road
Colliers, West Virginia 26035

2003 Crows Run Road
Conway, Pennsylvania 15027

Metalico Rochester
1515 Scottsville Road
Rochester, New York 14623

50 Portland Avenue
Rochester, New York 14605

7652 Clinton Street Road
Bergen, New York 14416

Metalico Youngstown
100 Division Street
Youngstown, Ohio 44510

1420 Burton Street SE
Warren, Ohio 44484

329 Dock Street
Sharon, Pennsylvania 16146

Goodman Services
286 High Street
Bradford, Pennsylvania 16701

5338 Route 474
Ashville, New York 14710

1401 Raff Road
Canton, Ohio 44708

Metalico Transfer
150 Lee Road
Rochester, New York 14606

Metalico Transport
127 Fillmore Avenue
Buffalo, New York 14210

Skyway Auto Parts
637 Tifft Street
Buffalo, New York 14220

Platinum Group Metals & Minor Metals Recycling:

Federal Autocat Recycling
502 York Street
Elizabeth, New Jersey 07201

American CatCon
17401 IH Route 35 N
Buda, Texas 78610

10123 Southpark Drive
Gulfport, Mississippi 39503

Tranzact Corp.
350 N. Marshall Street
Lancaster, Pennsylvania 17602

Hypercat Advanced Catalyst Products
1075 Andrew Drive, Suite C
West Chester, Pennsylvania 19380

Lead Product Fabricating:

Mayco Industries
18 West Oxmoor Road
Birmingham, Alabama 35209

1200 16th Street
Granite City, Illinois 62040

Santa Rosa Lead Products
33 South University Street
Healdsburg, California 95448

3949 Guasti Road, Unit C
Ontario, California 91761

... A Leader in Urban Metal Mining